Exhibit 99.2
James Hardie Industries N.V. and Subsidiaries
INDEX TO FINANCIAL STATEMENTS
PREPARED UNDER DUTCH GAAP
31 March 2008
Contents

Annual report of the directors	2
Remuneration Report	7
Management Discussion and Analysis	37
Corporate Governance	56
Consolidated Financial Statements
Consolidated balance sheet as at 31 March 2008 and 2007	72
Consolidated profit and loss account 2008 and 2007	74
Consolidated cash flow statement 2008 and 2007	75
Notes to the consolidated balance sheet and profit and loss account	76
Entity Financial Statements
Balance sheet as at 31 March 2008 and 2007	109
Profit and loss account 2008 and 2007	110
Notes to the balance sheet and profit and loss account	111
Other information
Profit appropriation according to the Articles of Association	115
Proposed profit appropriation	115
Post fiscal year events	115
Auditors’ report	116

Directors’ Report 2008
James Hardie Industries NV and Subsidiaries
Your Joint Board directors present their report on the consolidated entity consisting of James Hardie Industries NV (JHI NV) and the entities it controlled at the end of, or during, the year ended 31 March 2008 (collectively referred to as the company).
Directors
At the date of this report the Supervisory Board directors were: Michael Hammes (Chairman), Donald McGauchie (Deputy Chairman), Brian Anderson, David Andrews, Donald DeFosset, David Harrison, James Loudon, Rudy van der Meer and Cathy Walter; and the Managing Board directors were: Louis Gries (CEO), Russell Chenu (CFO) and Robert Cox (General Counsel and Company Secretary). The Joint Board consists of all Supervisory Board directors and Mr Gries.
Changes in the Managing and Supervisory Boards between 1 April 2007 and the date of this report were:
–	Mrs Walter was appointed to the Supervisory and Joint Boards effective 1 July 2007 and was re-elected by shareholders on 17 August 2007;

–	Mr Andrews was appointed to the Supervisory and Joint Boards effective 1 September 2007;

–	Mr Butterfield resigned as Company Secretary and Managing Board director effective 1 October 2007;

–	Mr Barr resigned from the Supervisory and Joint Boards effective 31 March 2008;

–	Mr Cox was appointed as Company Secretary and Managing Board director effective 7 May 2008;

–	Mr Harrison was appointed to the Joint and Supervisory Boards effective 19 May 2008;

–	Mr Loudon announced his resignation from the Joint and Supervisory Boards, to take effect on 22 August 2008; and

–	Mr DeFossett announced his resignation from the Joint and Supervisory Boards, to take effect on 31 August 2008.
Corporate Governance
Details of JHI NV’s corporate governance policies and procedures, including information about the roles, structure and charters of the Supervisory Board Committees are set out on pages 56–71 of this annual report. Information about the activities of the Supervisory Board and its Committees appears below.
Activities of the Supervisory Board and its Committees
The Supervisory Board and its Committees regularly held deliberations throughout fiscal year 2008
In its meetings, the Supervisory Board discussed regularly:
–	the performance of JHI NV’s individual business groups and JHI NV overall;

–	company and business unit budgets;

–	monthly, quarterly, half-yearly and yearly results and financial statements;

–	capital expenditure requests;

–	the safety and environmental performance of the business;

–	JHI NV’s financing and capital structure;

–	JHI NV’s domicile in The Netherlands;

–	taxation matters, including the status of ongoing audits and proceedings; and

–	the civil proceedings launched by ASIC against JHI NV and others in the Supreme Court of New South Wales for alleged breaches of Australian corporations law in events surrounding the establishment of the Medical Research and Compensation Foundation in 2001.
The Supervisory Board also discussed the operational and financial objectives of JHI NV, the strategy to achieve these objectives, the parameters to be applied in relation to the strategy, the business plans for the businesses, dividend distributions and capital management, the risks to the company and the reports by the Managing Board of the internal risk management and control systems and their developments.

In addition, the Supervisory Board discussed, without Managing Board directors being present, the performance, composition, profile and succession matters of the Supervisory Board, Supervisory Board Committees, Managing Board and individual directors and the Supervisory Board’s relationship with the Managing Board.
Further details of these matters and the processes undertaken by the Supervisory Board are set out in the Corporate Governance Report starting on page 56 of this annual report.
The Audit Committee reviewed JHI NV’s quarterly, half-yearly and yearly results, financial statements and the annual report. The Audit Committee oversaw the relationship with the external auditor and internal auditor, including the compliance with recommendations and observations of internal and external auditors. It discussed the effect of internal risk management and control systems. In fiscal year 2008, the Audit Committee also oversaw a tender and review process of the company’s audit which resulted in the company appointing Ernst & Young as its external auditor commencing fiscal year 2009.
The Remuneration Committee discussed and reviewed the operation of the EP/IP Plan and the company’s compensation structure and the remuneration of Managing Board directors and senior executives as described in the Remuneration Report within pages 7–36 of this annual report. Other topics included equity grants to executives; remuneration and performance objectives of the executive team; salary increase guidelines for each business; Supervisory Board director remuneration and cap; Supervisory Board director equity grants; executive contracts; management structure; and succession planning and development.
The Nominating and Governance Committee discussed with the Supervisory Board the size and composition of the Supervisory Board, Supervisory Board Committees and the Managing Board as well as the functioning of the individual Supervisory Board and Managing Board directors. Other topics included Supervisory Board renewal; assessing the independence of each Supervisory Board director; the process for Supervisory Board evaluation; the Supervisory Board retirement and tenure policy; the director orientation program, the Supervisory Board continuing development program; the company’s policies on insider trading, market communication and the operation of the on-market buy-back; and the deeds of indemnity provided to directors and officers of the company. This committee also discussed corporate governance compliance developments.
Attendance at meetings
Directors’ attendance at JHI NV Joint Board, Supervisory Board, Supervisory Board Committee and Managing Board meetings during the fiscal year ended 31 March 2008 is recorded on page 58, within the Corporate Governance Report of this annual report.
Changes in directors’ interests in JHI NV securities
Changes in directors’ relevant interests in JHI NV securities between 1 April 2007 and 31 March 2008 are set out in on page 29, in the Remuneration Report of this annual report.
Options and share rights
Supervisory Board directors do not receive options. Details of JHI NV options and changes during the period 1 April 2007 to 31 March 2008, including options granted and options exercised during the reporting period, are set out in Note 5.3 to the consolidated financial statements on page 99 of this annual report. Options granted to Managing Board directors and senior executives of the company during the fiscal year are set out in the Remuneration Report on pages 25 and 26 of this annual report.
No options were granted between the end of the fiscal year and the date of this report. Between the end of the fiscal year and the date of this report, 25,000 options were exercised in respect of ordinary shares/CUFS.

Options changes between 31 March 2008 and the date of this report are set out below:

			Options
			exercised for
	Number of	Options	equal number of
Range of	options	cancelled	shares /CUFS	Number of options
exercise prices	outstanding at	1 April to	1 April to	outstanding at
Prices A$	31 March 2008	22 June 2008	22 June 2008	22 June 2008
$3.0921	409,907	—	—	409,907
$3.1321	100,435	—	—	100,435
$5.0586	660,582	—	—	660,582
$5.9900	2,745,625	(232,500)	(25,000)	2,488,125
$6.3000	93,000	—	—	93,000
$6.3800	4,822,398	(727,958)	—	4,094,440
$6.4490	901,500	(15,500)	—	886,000
$7.0500	2,280,750	(145,000)	—	2,135,750
$7.8300	1,016,000	—	—	1,016,000
$8.3500	151,400	—	—	151,400
$8.4000	3,747,340	(463,830)	—	3,283,510
$8.5300	1,320,000	—	—	1,320,000
$8.9000	3,901,100	(527,225)	—	3,373,875
$9.5000	40,200	—	—	40,200

Total	22,190,237	(2,112,013)	(25,000)	20,053,224

No share rights in for the form of restricted stock units (RSUs) were granted during the fiscal year. Between the end of the fiscal year and the date of this report, 698,440 RSUs were issued to senior executives of the company under the Deferred Bonus Program. Further details of the terms of the RSUs and the Deferred Bonus program are set out in the Remuneration Report on page 12 of this annual report.
Principal activities
The principal activities of the company during fiscal year 2008 were the manufacture and marketing of fibre cement products in the USA, Australia, New Zealand and the Philippines. The company also sells fibre cement products in Canada, Asia, Europe and the Middle East.
Review and results of operations
A review of the company’s operations during the fiscal year and of the results of those operations is contained in Management’s Discussion and Analysis on pages 37–55 of this annual report.
Environmental regulations and performance
Protecting the environment is critical to the way the company does business, and we continue to seek means of using materials and energy more efficiently and to reduce waste and emissions.
Our integrated environmental, health and safety management system includes regular monitoring, auditing and reporting within the company. The system is designed to continually improve the company’s performance and systems with training, regular review, improvement plans and corrective action as priorities.
The manufacturing and other ancillary activities conducted by the company are subject to licenses, permits and agreements issued under environmental laws that apply in each respective location.
Under the applicable licenses and trade waste agreements, discharges to water, air and the sewerage system and noise emissions are to be maintained below specified limits.

In addition, dust and odour emissions from the sites are regulated by local government authorities. The company employs dedicated resources and appropriate management systems at each site to ensure that its obligations are met. These resources are also employed to secure improvements in systems and process that go beyond those required by law.
Solid wastes are removed to licensed landfills. Programs are in place to reduce waste that presently goes to landfills; these include expanded recycling programs.
Financial position, outlook and future needs
The financial position, outlook and future needs of the company are set out in Management’s Discussion and Analysis, on pages 37–55 of this annual report.
Auditors
The company prepares its annual accounts in accordance with Dutch GAAP and US GAAP. Each set of accounts is audited by an independent registered public accounting firm in the countries concerned. The independent registered accounting firms have provided the company with a declaration of their independence.
Insurance and indemnification of directors and officers
Like most publicly-listed companies, JHI NV provides insurances and indemnities to its directors, officers and senior executives. In accordance with common commercial practice, the insurance policies prohibit disclosure of the nature of the insurance cover and the amount of the premiums.
Other disclosures
Readers are referred to the company’s Form 20-F document which is filed with the US Securities and Exchange Commission (SEC) annually, and which contains additional disclosures prescribed by the SEC. The Form 20-F filing can be accessed through the Investor Relations area of the company’s website (www.jameshardie.com), or from the company’s Corporate Headquarters in Amsterdam or Regional Office in Sydney.
Significant changes in state of affairs
In fiscal year 2008, the company was heavily affected by the macro economic conditions facing the entire housing industry in the United States. In the US, the housing market deteriorated in all four quarters of fiscal year 2008, following on the market deterioration in the last two quarters of fiscal year 2007. New housing starts were down 37% from fiscal 2007 and 55% from their peak in 2006.
Post fiscal year events
On 2 April 2008 the company announced the Supervisory Board’s approval of the engagement of Ernst & Young LLP as its external auditor for the year ending 31 March 2009. The company will seek shareholder ratification of the selection of Ernst & Young LLP as its external auditor at the AGM in August 2008.
On 22 May 2008, the company announced plans to cease production at its Hardie Pipe manufacturing facility in Plant City, Florida, in the United States. As a result, the company recorded an asset impairment of US$25.4 million in fiscal year 2008. More information is contained in Note 4.2 to the consolidated financial statements starting on page 85 of this annual report.
On 18 June 2008, the ATO commenced proceedings in the Federal Court of Australia seeking the reinstatement of a former wholly-owned subsidiary James Hardie Australia Finance Pty Limited (JHAF). The company is considering its position with respect to the ATO proceedings, the merits of the potential amended assessment and any obligations of JHAF to the ATO given its prior winding up. More information is contained in Note 4.12 to the consolidated financial statements on page 94 of this annual report.
On 23 June 2008 the company announced that the IRS issued had issued it with a Notice of Proposed Adjustment that concluded that the company does not satisfy the Limitation of Benefits provision of the New US-Netherlands Treaty and that accordingly it is not entitled to beneficial withholding tax rates on payments from its United States subsidiaries to its Netherlands companies. The company does not agree with the conclusions reached by the IRS, and intends to contest the IRS’ findings through the continuing audit process and, if necessary, through subsequent administrative appeals and possibly litigation. More information is contained in Note 4.12 to the consolidated financial statements on page 94 of this annual report.
Dividends
The Managing Board has announced a final dividend of US 8.0 cents per share. CUFS holders will be paid the dividend in Australian currency on 11 July 2008 if they were registered as at the close of business on 4 June 2008 (AEST). ADR holders will receive payment in US currency.
During fiscal year 2008, JHI NV paid dividends of US15.0 cents per CUFS on 10 July 2007 totalling US$70.7 million, and US12.0 cents per CUFS on 18 December 2007 totalling US$55.5 million. CUFS holders were paid in Australian currency. ADR holders received payment in US currency.

2008 Remuneration Report
This remuneration report explains James Hardie’s approach to remuneration, and has been adopted by the Supervisory Board on the recommendation of the Remuneration Committee.
Sections 1-8 of this report describe the remuneration policy for the Managing Board and section 12 of this report describes the company’s departures, and reasons, from the Best Practice Recommendations in the Dutch Code on Corporate Governance.
This report also contains detailed information about the remuneration of Supervisory and Managing Board directors and senior executives. In accordance with the ASX Corporate Governance Council Principles and Recommendations, good corporate governance in Australia and having regard to the aims underlying section 300A of the Corporations Act, the company has elected to provide the information in sections 2 and 9 to 11 of this report on a voluntary basis, and will present this remuneration report to its shareholders for a non-binding vote.
During fiscal year 2008, the company retained Hewitt Associates as its compensation advisor. In addition, the Remuneration Committee retained Towers Perrin (in the United States) and Guerdon Associates (in Australia) as its independent advisors on the changes to remuneration for fiscal year 2009, described in this report.
1. Approach to CEO, Managing Board and Senior Executive Remuneration
1.1 Objectives
James Hardie aims to provide a package of fixed ”Not At Risk” pay and benefits positioned around the market median, and variable ”At Risk” performance pay, based on both long and short-term incentives which link executive remuneration with the interests of shareholders and attract, motivate and retain high-performing executives to ensure the success of the business.
1.2 Policy
The company’s executive compensation program is based on a pay-for-performance policy that differentiates compensation amounts based on an evaluation of performance in two basic areas: the business and the individual.
1.3 Setting remuneration packages
The Remuneration Committee considers the remuneration packages and their components for the CEO, Managing Board directors and the company’s senior executives annually to ensure that they meet the objectives of the remuneration policy and are competitive with developments in the market.
The CEO’s remuneration package is reviewed by the Remuneration Committee, which recommends it to the Supervisory Board for final approval.
The CEO makes recommendations to the Remuneration Committee on the remuneration packages of the Managing Board directors and the company’s senior executives. These recommendations are based on the guidelines of the remuneration policy and include factors such as the individual’s competencies, skills and performance, the specific role and responsibilities of the relevant position, assessments and advice from the Remuneration Committee’s external independent compensation advisors, and other practices specific to the markets in which the company operates and countries in which the executive is based or was based prior to any relocation.
Each year the Remuneration Committee reviews and approves a list of peer group companies which it uses for comparative purposes in setting remuneration levels (base salary, target bonus, and equity) for the CEO, the Managing Board directors and the company’s senior executives. The list of peer group companies may differ depending on a specific person’s home country.
The Supervisory Board makes the final compensation decisions concerning remuneration for the CEO, Managing Board directors and the company’s senior executives.

1.4 Senior executives
The remuneration policy for the senior executives below Managing Board level is consistent with the remuneration policy for the Managing Board. For the purpose of this report, the company will report the remuneration details of the following senior executives, all of whom report directly to the CEO and served in these roles throughout fiscal year 2008 unless otherwise stated:
Senior executives:
Peter Baker – Executive Vice President – Asia Pacific1
Robert Cox – General Counsel and Company Secretary2
Mark Fisher – Vice President – Research and Development
Grant Gustafson – Vice President – Interiors and Business Development
Brian Holte – Vice President – General Manager Western Division
Nigel Rigby – Vice President – General Manager Northern Division
Joel Rood – Vice President – General Manager Southern Division
Former senior executives:
Jamie Chilcoff – Vice President – International Business3
Robert Russell – Vice President – Engineering and Process Development4

1	Effective 1 February 2008. From 1 April 2007 to 1 February 2008 Mr Baker was Executive Vice President — Australia.

2	Mr Cox joined the company as General Counsel on 14 January 2008. He was appointed to the Managing Board and as Company Secretary effective 7 May 2008. Mr Cox is reported as a senior executive in this report as he was not a Managing Board director at 31 March 2008. He will be reported as a Managing Board director in the 2009 Remuneration Report.

3	Mr Chilcoff separated from the company effective 25 February 2008.

4	Mr Russell separated from the company effective 18 January 2008.

2. Structure And Overview of Remuneration Packages
The proportions of the “At Risk” and “Not At Risk” components of James Hardie’s remuneration packages in fiscal year 2008 are shown in the following table, and described below:
2.1 Components of remuneration packages in fiscal year 2008

	Not at Risk
	Remuneration(1)		At Risk Remuneration (2)
	Salary, Non-cash
	Benefits,
	Superannuation,		Short-Term Cash		Long-Term Cash		Equity (stock
	401(k) etc		Incentive (3)		Incentive (4)		options)(5)		Total at Risk
	US$	%	US$	%	US$	%	US$	%	US$	%
Managing Board directors
Louis Gries	1,166,361	29	659,033	16	—	—	2,267,910	55	2,926,943	71
Russell Chenu	$953,151	62	238,851	16	—	—	344,240	22	583,091	38
Former Managing Board director
Benjamin Butterfield	626,925 [6]	100	—	—	—	—	—	—	—	—

Senior executives
Peter Baker	378,684	78	57,958	12	—	—	47,157	10	105,115	22
Robert Cox[7]	156,449	100		—	—	—	—	—	—	—
Mark Fisher	363,973	47	136,890	18	—	—	275,084	35	411,974	53
Grant Gustafson	384,859	56	82,811	12	—	—	220,066	32	302,877	44
Brian Holte	432,636	56	88,191	12	—	—	247,575	32	335,766	44
Nigel Rigby	373,235	48	136,890	17	—	—	275,084	35	411,974	52
Joel Rood	356,706	53	69,300	10	—	—	247,575	37	316,875	47

Former senior executives[8]
Jamie Chilcoff	393,809	64	—	—	—	—	220,066	36	220,066	36
Robert Russell	482,575	71	—	—	—	—	192,558	29	192,558	29

1	See section 4 of this report.

2	See section 3 of this report.

3	See sections 3.2.1and 3.2.2 of this report. This amount includes all incentive amounts in respect of fiscal year 2008 and the cash component of the Deferred Bonus Program.

4	See section 3.2.3. There were no Bonus Bank payments in respect of fiscal year 2008.

5	Options are valued using either the Black-Scholes option-pricing model or the Monte Carlo option-pricing method, depending on the plan the options were issued under. For the Black-Scholes model, the weighted average assumptions and weighted average fair value used for grants in fiscal year 2008 were as follows: 5.0% dividend yield; 30.0% expected volatility; 3.4% risk free interest rate; 4.4 years of expected life; and A$1.13 weighted average fair value at grant date. For the Monte Carlo method, the weighted average assumptions and weighted average fair value used for grants in fiscal year 2008 were as follows: 5.0% dividend yield; 32.1% expected volatility; 4.2% risk free interest rate; and A$3.14 weighted average fair value at grant date

6	Amount includes severance payment of US$335,323.

7	Mr Cox joined the company on14 January 2008 and was ineligible for a short-term incentive or equity grant in fiscal year 2008.

8	Not at Risk remuneration includes accrued vacation time of US$36,304 and US$67,726 for Messrs Chilcoff and Russell respectively and a US$83,635 severance payment for Mr Russell.

3. At Risk remuneration in fiscal year 2008
3.1 Overview of At Risk components in fiscal year 2008
Senior executives within the company are eligible to participate in one or more incentive plans containing ”At Risk” remuneration. Eligibility for inclusion in a plan does not guarantee participation in any future year. Participation of any division/business unit in a plan is at the discretion of the CEO. “At Risk” remuneration consists of short-term incentives (STIs) and long-term incentives (LTIs). An LTI target or STI target can be earned or exceeded by meeting or exceeding specified goals. The company’s “At Risk” incentive plans for senior executives in fiscal year 2008 and their status for fiscal year 2009 are set out below:

Duration	Plan Name	Future Status	Further Details
Short-Term Incentive	EP/IP Plan Economic Profit (EP) Component	Terminated for fiscal year 2009 and replaced with Executive Incentive Program.	Section 3.2.1(a) below

	EP/IP Plan Individual Performance (IP) Component	EP/IP plan terminated for fiscal year 2009, but IP component preserved for fiscal year 2009 on same terms.	Section 3.2.1(b) below

	Deferred Bonus Program cash component	One-off for fiscal year 2008 with cash and equity components. Equity component treated as long-term incentive.	Sections 3.2.2 and 6 below

Long-Term Incentive	EP Plan Bonus Bank payments under EP/IP Plan	Terminated for fiscal year 2009.	Section 3.2.3 (a) below

	Deferred Bonus Program equity component with time vesting	One-off for fiscal year 2008.	Sections 3.2.2, 6 and 8 below

	2001 JHI NV Equity Incentive Plan (Option Plan)	Current for senior executives other than Managing Board directors. Senior executives moved to LTIP for fiscal year 2009.	Sections 3.2.3(b) and 8 below

	2006 Long Term Incentive Plan (LTIP) with relative TSR and ROCE performance hurdles	Current for Managing Board directors. Extended to senior executives with revised performance hurdles for fiscal year 2009.	Sections 3.2.3(c) and 8 below

3.2 Details of At Risk componets in fiscal year 2008
3.2 Short-term incentives
(a) Economic Profit componet of the EP/IP Plan (EP componet)
The EP component of the EP/IP Plan was designed to provide participating senior executives with incentive compensation which directly related their financial reward to an increase in Economic Profit. It had components that were both short-term (described here) and long-term (described in section 3.2.3(a) below relating to Bonus Bank).
Economic Profit was defined as Net Operating Profit After Tax (NOPAT) minus capital charge. The philosophy behind the EP component was that economic value in the company’s business must continue to be created in successive years for the full realised incentive to be paid. This was considered appropriate because it tied the incentives paid to individuals directly to the underlying operating performance of the business.
Every three years, with the assistance of independent advisors, the Remuneration Committee recommended to the Supervisory Board the amount the company’s Economic Profit must increase in each of the following three years (the EP goal) to achieve the STI target, and the amount by which the company must exceed the EP goal to realise incentives greater than the STI target. The EP goal for improvement in Economic Profit for fiscal year 2007 to fiscal year 2009 was set in 2006.
At the start of each Plan Year (year ending 31 March), the Supervisory Board confirmed the EP goal required to attain the STI target by taking the company’s global expected improvement in Economic Profit and adjusting for the changes in the company’s weighted average cost of capital.
If the company only met part of its EP goal, an equivalent part percentage of the STI target was paid. If the company’s Economic Profit performance exceeded the EP goal by a predetermined annual amount, the percentage by which the EP goal was exceeded was taken into consideration when calculating the EP bonus for that year.

Base Salary	X	STI target as a % of base salary	x	Percentage of STI Target participating in EP component of EP/IP Plan	x	Board determined multiple or fraction of EP goal	=	EP Bonus
The EP component of the EP/IP Plan had unlimited upside and downside limited to zero, or loss of amounts accumulated from previous years in the Bonus Bank.

For any EP Bonus amounts realised in any one year in excess of the STI target:
–	one third was considered earned and paid in that year; and

–	the remaining two thirds were credited to the Bonus Bank of the executive and subject to being paid out equally in the following two years, provided that the performance target was met and the executive continued to meet the eligibility standards for additional payments.
(b) Individual Performance component of the EP/IP Plan (IP component)
Senior executives who participated in the EP/IP plan also participated in the IP component.
The IP component related participants’ financial rewards to their achieving specific individual objectives that benefited the company and indirectly increased shareholder value.
The IP component was based on the participant’s performance rating at the end of the Plan Year and/or when he or she changed roles during the year. Participants were given a rating based on a review of which of their individual objectives they achieved and how they achieved them.

Base Salary	X	STI target as a % of base salary	x	Percentage of STI Target participating in IP component of EP/IP Plan	x	Performance rating multiple or fraction	=	IP Bonus
3.2.2 Deferred Bonus Program (both short and long term incentive)
Sections 5 and 6 explain the Supervisory Board’s assessment of the EP component of the EP/IP Plan and the reasons for the one-off Deferred Bonus Program.
Payments under this plan comprised of a cash payment equal to one third of the total value (short-term incentive) and a grant of two year vesting restricted stock units equal to two thirds of the value (long-term incentive) in June 2008.
The total value of cash and restricted stock units under the Deferred Bonus Program was 75% of the STI target in fiscal year 2008, which therefore included 75% of the Bonus Bank the senior executive had accumulated for the company’s good performance in fiscal years 2006 and 2007.
Restricted stock units are unfunded and unsecured contractual entitlements for shares to be issued in the future. The restricted stock units granted in respect of the Deferred Bonus Program vest and convert into shares on a one-for-one basis in two years if the senior executive has maintained a satisfactory level of performance during this period, subject to exceptions based on the reasons for the recipient’s departure and other specified corporate events. Further details of the restricted stock units and the Deferred Bonus Program are set out in Section 8 below and in the Notice of Meetings for the 2008 AGM.
The CEO is also a participant in this program and, subject to shareholder approval, will receive a grant of restricted stock units in August 2008.
3.2.3 Long–term incentives
(a) EP Bonus Banking mechanism under EP/IP Plan
The EP component of the EP/IP Plan included a Bonus Banking mechanism which was treated as a long-term incentive to keep participants focussed on sustaining Economic Profit performance over a three year term. If the company missed its EP goal in any given year, funds were subtracted from the senior executive’s Bonus Bank (if any).

In fiscal year 2008, as a result of the difficult macro economic conditions facing the US housing market, Bonus Bank amounts accrued in fiscal years 2006 and 2007 were reduced to zero.
(b) JHI NV Equity Incentive Plan (Option Plan)
To reinforce executives’ alignment with the financial interest of shareholders, James Hardie provided equity-based long-term incentives in the form of share options under the 2001 JHI NV Equity Incentive Plan (Option Plan) for all senior executives other than the Managing Board directors. Award levels were determined based on the Remuneration Committee’s review of local market standards and the individual’s responsibility, performance and potential to enhance shareholder value. The award levels were converted to a specific number of options using the value of the options on the date of grant based on the Black Scholes option pricing model, with the exercise price set on that date.
The options generally vested 25% on the 1st anniversary of the grant, 25% on the 2nd anniversary date and 50% on the 3rd anniversary date. As the majority of participants are US employees, the company considered that it was appropriate that these options follow normal and customary US grant guidelines and had no performance hurdles.
The details of the Option Plan, and other long-term incentive plans with outstanding equity grants, are set out in section 8 on page 22 of this annual report.
(c) Managing Board long-term incentives under LTIP
In fiscal year 2008, Managing Board directors had a link between their long-term incentives and the performance of the company through options granted under the LTIP. These options are based on two hurdles: the company’s Total Shareholder Return (TSR) and Return on Capital Employed (ROCE) performance relative to a peer group, and vest on the anniversary of the issue date (the third anniversary for options with a ROCE hurdle and the fifth anniversary for options with a TSR hurdle). The total value of the options granted was apportioned using the Monte Carlo option pricing model, 50:50 between options with ROCE and TSR performance hurdles.
The purpose of the LTIP was to retain and motivate the Managing Board directors and ensure they make decisions that represent the best interests of shareholders as they drive the company’s business forward. The companies that comprise the peer groups for both types of options granted under the LTIP are identified on page 22 of this annual report.
ROCE performance hurdle
ROCE is calculated by dividing earnings before interest and taxes by net capital employed (ie fixed assets plus net working capital). This measures the efficiency with which capital is being used to generate revenue and earnings and provides for a comparison with peer companies’ management performance in areas over which the company has control. For the purposes of this calculation, all ROCE components exclude any amounts paid or provided for by way of contribution to the Asbestos Injuries Compensation Fund (relating to the company’s voluntary compensation for proven asbestos-related personal injury and death claims), and any related foreign currency translation income or expense.
The number of options that vest will depend on the company’s ROCE performance relative to the peer group. No options will vest unless the company has achieved at least the 60th percentile relative to comparable companies over the performance period.
TSR performance hurdle
TSR refers to the total shareholder return of a peer group of comparable companies in the S&P/ASX 100. No options will vest unless the company has achieved at least the 50th percentile relative to the comparable companies in the S&P/ASX100 over the performance period.

3.3 At Risk components paid in fiscal year 2008
Details of the “At Risk” compensation including the percentage of the “At Risk” compensation awarded or forfeited in fiscal year 2008 for Managing Board directors and senior executives are set out below. Equity long-term incentive is not included in the table as it does not start to vest until at least 12 months after the grant date and it would only be forfeited during that fiscal year in limited circumstances all of which involve the employee ceasing employment. All amounts shown in this table relating to fiscal year 2008 were paid in June 2008.

			Long-term Bonus Bank
	Short-term cash incentive[1]		incentive[2]
	Awarded	Forfeited	Awarded	Forfeited
	%	%	%	%

Managing Board directors
Louis Gries	78	22	—	100
Russell Chenu	100	—	N/A	100

Former Managing Board director
Benjamin Butterfield	—	100	—	100

Senior executives
Peter Baker	68	32	—	100
Robert Cox	N/A	N/A	N/A	N/A
Mark Fisher	75	25	—	100
Grant Gustafson	48	52	—	100
Brian Holte	51	49	—	100
Nigel Rigby	75	25	—	100
Joel Rood	40	60	—	100

Former senior executives
Jamie Chilcoff	—	100	—	100
Robert Russell	—	100	—	100

1	Awarded = % of fiscal year 2008 of STI target actually paid. Includes discretionary cash payment under Deferred Bonus Program in June 2008 which, as stated in section 3.2.2 on page 12, is based on the 2008 STI target and Bonus bank amounts from fiscal years 2006 and 2007. Forfeited = % of STI target lost.

2	Awarded = % of possible fiscal year 2008 payment from Bonus Bank amounts accumulated in fiscal year 2006 and fiscal year 2007 actually paid. Forfeited = % of possible payment lost.

3.4 At Risk components payable in future years
Details of the minimum and maximum value of the “At Risk” compensation for fiscal year 2008 that may be paid to Managing Board directors and senior executives over future years are set out below. The minimum amount payable is nil in all cases.

	Long-term incentive			Long-term incentive
	Bonus Bank			equity-based
	(US dollars)[1]			(US dollars)
	2009	2010	2009	2010	2011	2012	2013
Managing Board directors[2]
Louis Gries	—	—	$755,280	$755,280	$312,458
Russell Chenu	—	—	$114,642	$114,642	$47,427
Former Managing Board director
Benjamin Butterfield	—	—	—	—	—
Senior executives
Peter Baker	—	—	$21,496	$12,256	$5,673
Robert Cox	—	—	—	—	—
Mark Fisher	—	—	$125,391	$71,495	$33,095
Grant Gustafson	—	—	$100,313	$57,196	$26,476
Brian Holte	—	—	$112,852	$64,345	$29,786
Nigel Rigby	—	—	$125,391	$71,495	$33,095
Joel Rood	—	—	$112,852	$64,345	$29,786
Former senior executives
Jamie Chilcoff[3]	—	—	—	—	—
Robert Russell[4]	—	—	$87,774	$50,046	—

[1]	Represents annual SG&A expense for the aggregate fiscal year 2008 and stock option award fair market value estimated using the Black-Scholes (for the senior executives) or Monte Carlo (for the Managing Board) option-pricing model depending on the plan the options were issued under.

[2]	The Managing Board directors received performance options in fiscal year 2008 (calendar year 2007). Since these are expensed whether or not they ever vest, they are recorded here.

[3]	Options granted in fiscal year 2008 expired on 26 May 2008.

[4]	Under the terms of his separation agreement, all vested options at the time of his separation will expire on 17 January 2010.
4. Not at Risk remuneration in fiscal year 2008
“Not at Risk” remuneration comprises base salary, non-cash benefits, defined contribution retirement plan and superannuation.
4.1 Base salaries
James Hardie provides base salaries to attract and retain executives who are critical to the company’s long-term success. The base salary provides a guaranteed level of income that recognises the market value of the position and internal equities between roles, and the individual’s capability, experience and performance. Base pay for executives is positoned around the market median and is generally targeted at the median salary for positions of similar responsibility in peer groups. Base salaries are reviewed each year, although increases to them are not automatic.
4.2 Non-cash benefits
James Hardie’s executives may receive non-cash benefits such as medical and life insurance benefits, car allowances, membership of executive wellness programs, long service leave and tax services to prepare their income tax returns if they are required to lodge returns in multiple countries.

4.3 Retirement Plans/Superannuation
In every country in which it operates, the company offers employees access to pension, superannuation or individual retirement savings plans.
5. Link between remuneration policy and company performance in fiscal year 2008
5.1 Company performance
James Hardie’s five-year EBIT (ex asbestos adjustments) and five-year total shareholder return (including dividends and capital returns) mapped against changes to US housing starts are shown in the two graphs below:
5 Year EBIT (ex asbestos) growth
(Millions of US dollars)
Graph compiled by Mercer (Australia)_Pty Ltd using publicly available data. Note: Mercer (Australia) Pty Ltd provides no opinion on the veracity of the data.

Note: Past stock performance is not necessarily an indicator of future performance.
As shown in the table at section 2.1 on page 9 of this annual report, a significant proportion of the remuneration for the CEO and senior executives is “At Risk” remuneration. The company’s remuneration arrangements aim to ensure a direct link between the performance of the company and bonuses paid and equity awarded.
In fiscal year 2008, the company was heavily affected by the macro economic conditions facing the entire housing industry in the United States. In the US, the housing market deteriorated in all four quarters of fiscal year 2008 and the last two quarters of fiscal year 2007. New housing starts were down 37% from fiscal year 2007 and 55% from their peak in fiscal year 2006.
In the face of these conditions, the company’s USA Fibre Cement business continued to outperform the broader housing market for fiscal year 2008, with revenue down only 9% and sales volume down only 11%. At the same time, in spite of the dramatic downturn in the US housing market in fiscal year 2008, the USA Fibre cement business was still able to hold price and deliver an EBIT margin of 27.4%. The USA Fibre Cement business still accounted for 82% of total company profit and 78% of total company sales.
These results were achieved mainly through the successful execution of the company’s primary demand growth strategies to achieve further market penetration at the expense of alternative materials such as wood and vinyl, driving stronger volume, and its continued success in introducing higher margin products (such as the ColorPlus® collection of products), driving stronger revenue. This out-performance of the market has existed for a number of years.
5.2 Market effect on remuneration in fiscal year 2008
The EP goal for the EP component of the EP/IP Plan was set in 2006. The target setting did not anticipate the negative US housing market growth in fiscal 2008. Therefore, the company did not achieve the target growth in Economic Profit in fiscal year 2008 and no payments were made under the EP component of the EP/IP Plan.
As a result:
–	payments under the corporate component of the short-term incentive plan were nil;

–	all eligible employees forfeited their entire long-term incentive cash payments accumulated in fiscal years 2006 and 2007;

–	all options issued under the company’s long-term incentive plans ended the year substantially below their exercise price; and

–	the options issued to Managing Board directors ended the last fiscal year less likely to vest as the strong performance of comparative Australian companies, in particular resources stocks, was in stark contrast to the performance of companies exposed to the US housing market.
6. Review of Executive Remuneration
The composition of remuneration is evaluated by the Remuneration Committee every year to make sure that it continues to achieve the objectives of the remuneration policy. Changes to the composition of remuneration and, if applicable, the remuneration policy itself, are recommended to the Supervisory Board from time to time.
The Remuneration Committee and Supervisory Board reviewed the company’s performance in relation to its US peers in light of the overall economic environment and determined that the company had generally done a superior job of delivering relatively strong results in the current US housing market.
In particular, the Supervisory Board considered that the company’s continued out-performance of the market through six consecutive quarters of deterioration in the US housing market reflected well on the strategies set and implemented by management.
Ththe Supervisory Board believes that the company’s former “At Risk” short and long-term incentive plans were not delivering the objectives of the remuneration policy as they did not provide senior executives with rewards reflecting their performance during fiscal year 2008. In particular:

–	the EP component of the EP/IP Plan assumed an external growth environment that was predictable;

–	the EP component of the EP/IP Plan did not recognise or measure performance that took account of volatile external market conditions and declines or growth in US housing starts (uncontrollable external factors) were bigger determinants in the size of incentive payouts than the company’s actual performance; and

–	the forfeiture of the Bonus Bank from previous years meant the company had few retention mechanisms in place for its senior executives at the very time that it was most desirous of retaining these employees.
After carefully assessing the senior executives’ response to and performance in the extreme market conditions described in section 5.1 above, the Supervisory Board concluded that executives’ performance was of such a standard that, in this instance, an exceptional discretionary bonus was justified, and implemented the Deferred Bonus Program. To optimise senior executive retention and align them with shareholder interests, only one third of the bonus was paid as cash in June 2008 and two thirds was granted as restricted stock units, also in June 2008, with a two year vesting period resulting in vesting of shares equal to the number of RSUs in June 2010 if the recipient maintaining satisfactory level of performance during this period.
Before finalising its fiscal year 2009 executive remuneration arrangements, the Remuneration Committee and Supervisory Board asked Towers Perrin and Guerdon Associates to assist them to review the competitiveness, appropriateness and effectiveness of all aspects of executive remuneration. Following their reviews, the Remuneration Committee and Supervisory Board resolved to amend the company’s remuneration arrangements for fiscal year 2009 by:
–	introducing a new short-term incentive plan focused on separate EBIT goals depending on the executive’s division;

–	temporarily transferring a portion of LTI target to STI target, with this portion provided in restricted stock units instead of cash; and

–	providing a long-term incentive equity grant of performance restricted stock units that delivers a grant of shares if the company’s three to five year relative TSR is superior to other companies exposed to the US building materials market.
In making these decisions, the Supervisory Board noted that if the EP/IP Plan had remained in place during fiscal year 2009, even if the company continued to outperform the market but the US housing market deteriorated further, management was unlikely to receive any payments under the corporate component of the EP/IP Plan.
The Remuneration Committee believes that these initiatives respond appropriately to the substantial amount of uncertainty and volatility in the US housing market.
The Remuneration Committee is also investigating executive remuneration design alternatives that promise to remain robust and valid beyond 2009.
The changes to remuneration for fiscal year 2009 are described in more detail in section 7 on page 18 of this annual report.
7. Remuneration for fiscal year 2009
7.1 Changes to compensation mix for fiscal year 2009
In order to focus management on dealing with the volatility in the US market, the Supervisory Board has resolved that 70% of each senior executive’s LTI target will be transferred to the STI target under the Executive Incentive Program for fiscal year 2009. This decision also responds to the practical difficulty of setting valid longer-term targets in a volatile market.
However, to ensure that the longer term interests of shareholders remain aligned with executives, the enlarged STI target attributable to the transfer of 70% of the LTI target in fiscal year 2009 will be rewarded in restricted stock units with an additional two-year vesting period, vesting in June 2011.
The remaining 30% of each senior executive’s LTI target will be based on the company’s relative TSR performance over a three to five year period against a peer group of other companies exposed to the US building materials market.

The Supervisory Board considers this transfer of LTI target to STI target to be a one-off response to the macro economic conditions facing the entire housing industry in the United States. It is the intent of the Supervisory Board to have the senior executive compensation mix revert back to a greater focus on long-term results once the US housing market has stabilised.
7.2 At Risk remuneration for fiscal year 2009
7.2.1 Overview of At Risk components for fiscal year 2009
Following its review of the existing remuneration plans, the Remuneration Committee and Supervisory Board resolved that the following ”At Risk” incentive plans will be in place for fiscal year 2009:

Duration	Plan Name	Further Details
Short-Term Incentive	Executive Incentive Program	Section 7.2.2.1 (a) below

	Individual Performance Plan (IP Plan)	Section 7.2.2.1 (b) below

Long-Term Incentive	Executive Incentive Program with vesting deferred for a further two years	Section 7.1 above and Section 7.2.2.1(a) below

	LTIP for senior executives and Managing Board directors with relative TSR performance hurdles	Section 7.2.2.2 below
The EP component of the old EP/IP Plan was specifically designed to reward progressive improvement in the drivers of shareholder value in an external growth environment that was predicitble. The Supervisory Board and Remuneration Committee recognised that the EP component of the EP/IP Plan was not suitable in times of exceptional external market volatility and unpredictability and, on the advice of the Remuneration Committee, terminated this component for fiscal year 2009 and beyond.
Instead, the company has introduced the new Executive Incentive Program and IP Plan. Both Managing Board directors and senior executives will receive equity long-term incentives under the Executive Incentive Program (with vesting of the restricted stock units deferred for two years) and the Relative TSR Plan.
7.2.2 Details of At Risk components for fiscal year 2009
7.2.2.1 Short-term incentives
Excluding the one-off allocation of LTI to the Executive Incentive Program, the STI target for the Managing Board directors and other senior executives other than the CFO and the EVP – Asia Pacific will continue to be allocated 80% towards corporate goals (Executive Incentive Program) and 20% towards individual goals (IP Plan).
(a) Executive Incentive Program
Change to compensation mix
For the reasons described in Section 7.1 above, the STI target will be increased in fiscal year 2009 by transferring 70% of LTI target. This will enhance senior executive focus on the immediate issues and opportunities associated with the US housing downturn, while also acknowledging the difficulty in setting long-term targets with the market in its current state.
Any STI payment based on this amount transferred to the STI target will, at the conclusion of fiscal year 2009, be received in restricted stock units with an additional two-year vesting period. This will maintain alignment with longer term shareholder interests and retain strongly performing senior executives. The remainder of the STI payment will be paid in full in cash within three months of the end of the fiscal year.

Description
The Executive Incentive Program will reward management based on performance against EBIT goals adopted at the start of the fiscal year. Each EBIT goal for fiscal year 2009 was derived internally based on the current business environment and outlook, The Audit Committee then reviewed and discussed the EBIT goals with the Remuneration Committee before they were approved by the Supervisory Board. .
Participating employees will have one of three EBIT goals, depending in their function and location:
–	US participants will have an EBIT goal based on the EBIT of the US business in US$. The EBIT goal will be indexed up or down depending on whether US housing starts increase or decrease;

–	Managing Board directors and corporate staff will have an EBIT goal based on JHI NV’s consolidated results in US$, with the US component calculated and indexed in the same manner as for US participants; and

–	Asia Pacific participants will have an EBIT goal based on the performance of the Asia Pacific region.
All other strategic, financial and individual objectives will be measured under the IP Plan.
Participants may earn between 0% and 200% of their enlarged STI target, depending on performance. Payments will commence on a sliding scale paying nil at 70% of the EBIT goal; 100% of STI target if the EBIT goal is reached; and extra rewards for out-performance, capping out at 200% of STI target if 120% of the EBIT goal is achieved, based on the payout schedule below:
Executive Incentive Program payout schedule
In implementing the Executive Incentive Program, the Supervisory Board had a strong desire to design a plan that would not be overly punitive or generous due to external factors. It noted that the US housing market was highly cyclical and currently experiencing a high level of uncertainty and volatility which made forecasting difficult. Given these conditions, the Supervisory Board proposed to index the EBIT goal for US participants (and for the US business part of the EBIT goal for the Managing Board directors and corporate executives) to US housing starts. The EBIT goal will be adjusted based on the degree that US housing starts vary from the initial plan estimate used to set the EBIT goal.
The Supervisory Board considers this to be appropriate as it protects the company against windfall payments if housing starts are greater than anticipated and provides appropriate incentive opportunities if housing starts are lower than anticipated.

Worked Example
The following example of how the Executive Incentive program operates assumes an LTI target of US$1,800,000 and an STI target of US$900,000 (the CEO’s fiscal year 2009 LTI and STI targets) and performance at 110% of EBIT goal. 70% of the LTI target and 80% of the STI target are tested based on performance under the Executive Incentive Program. Based on 110% of the EBIT goal, the CEO would receive 150% of the STI target, as follows:
–	80% x US$900,000 x 150% = US$1,080,000 to be paid in cash in May or June 2009.

–	70% x US$1,800,000 x 150% = US$1,890,000 to be settled in RSUs in May or June 2009. At a value of US$6/share this is equivalent to 315,000 RSUs.
After an additional two year vesting period, when the RSUs vest in 2011, they could be worth:
–	315,000 RSUs x US$4/share = $1,260,000

–	315,000 RSUs x US$8/share = $2,520,000

2009 LTI target	x	70%[1]	x	Payout based on performance against EBIT goal	=	Value to be received 2-year vesting RSUs

2009 STI target	x	80%[2]	x		=	Value to be received in cash

1.	Being amount of LTI target transferred to STI target under the Executive Incentive Program.

2.	Being amount of STI target under the Executive Incentive Program.
The main difference between the new Executive Incentive Program and the old EP/IP Plan is that if housing starts improve sooner than expected, the EBIT goal will also increase. In addition, unlike the prior EP/IP Plan, total payouts under the Executive Incentive Plan will be capped.
Further details of the Executive Incentive Program will be contained in the company’s fiscal year 2009 Remuneration Report.
(b) Individual Performance Plan (IP Plan)
The termination of the EP/IP Plan included the termination of the IP component of that plan. The new IP Plan follows the same format as the old IP component of the EP/IP Plan. The separation of the old IP component into a separate Plan will allow the Remuneration Committee to respond to changes in the company’s environment in the future without terminating both plans. Payments under the IP Plan will be capped.

7.2.2.2 Long-term incentive
Relative TSR RSUs
The Remuneration Committee and Supervisory Board continue to believe that a relative performance measure of total shareholder return is an important component of a long-term equity incentive plan.
For fiscal year 2009 the company will replace the ASX100 peer group with a peer group of other companies exposed to the US building materials market. The peer group is:

Acuity Brands, Inc	Eagle Materials, Inc	Headwaters, Inc
Lennox International, Inc	Louisiana-Pacific Corp.	Martin Marietta Materials, Inc
Masco Corporation	MDU Resources Group, Inc	Mueller Water Products, Inc
NCI Building Systems, Inc	Owens Corning	Quanex Building Products Corp.
Sherwin Williams	Simpson Manufacturing Co.	Texas Industries, Inc
Trex	USG	Valmont Industries
Valspar Corporation	Vulcan Materials	Watsco, Inc
Each relative TSR RSU will vest upon satisfaction of performance hurdles described below:

Performance against peer group	% of Relative TSR RSUs vested
<50th Percentile	0%
50th Percentile	33%
51st - 74th Percentile	Sliding scale
>75th Percentile	100%
The performance hurdle will be tested after three years from the grant date and retested at the end of each six month period following the third anniversary until the fifth anniversary (with each re-test extending the measurement period by a further six months such that re-testing at the fifth anniversary will be measured over a five year period). Any RSUs that have not vested after that time will lapse.
This re-testing reflects the fact that the company’s share price can be subject to short-term fluctuations relating to public comment and disclosures on asbestos-related matters by other companies with asbestos exposures, members of the media and others. In addition, it extends the motivational potential of the plan from three to five years.
Further details of the relative TSR RSUs and Relative TSR Plan are set out in Section 8 below and in the 2008 Notice of Meetings.
7.3 Not At Risk remuneration for fiscal year 2009
No significant changes to “Not at Risk” remuneration are planned for fiscal year 2009.
8. Key terms of outstanding equity grants

2001 JHI NV Equity Incentive Plan (Option Plan)	Annual grants made in December 2001, 2002, 2003, 2004 and 2005, November 2007 and December 2007.

Off-cycle grants made to senior US executives on 19 October 2001 in exchange for the termination of shadow stock awards, previously granted in November 1999 and 2000, and to new employees in March 2007.

Offered to	Senior executives, not Managing Board directors.

Vesting schedule	25% of options vest on the 1st anniversary of the grant; 25% vest on the 2nd anniversary date and 50% vest on the 3rd anniversary date.

Expiration date	10th anniversary of each grant.

2005 Managing Board Transitional Stock Option Plan (MBTSOP)	Granted on 22 November 2005.

Offered to	Managing Board directors (CEO, CFO and Company Secretary and General Counsel).

Performance period	22 November 2005 to 22 November 2008.

Retesting	Yes, on the last Business Day of each six month period following the Third Anniversary and before the Fifth Anniversary.

Exercise period	Until November 2015.

Performance condition	TSR performance hurdle compared to a peer group of companies in the S&P/ASX 200 Index on the grant date excluding the companies listed in the 200 Financials and 200 Property Trust indices.

Vesting criteria – 0% of performance rights vest if the company’s TSR is below the 50th percentile of the peer group.

– 50% of performance rights vest if the company’s TSR is at the 50th percentile of the peer group.

– Between 50th and 75th percentile, vesting is on a straight line basis with the company’s ranking against the peer group (+2% for each percentile over the 50th percentile of the peer group).

– 100% of performance rights vest if the company’s TSR is in at least the 75th percentile of the peer group.

James Hardie Industries Long Term Incentive Plan 2006 (LTIP)	Granted on 21 November 2006 and August 2007.

Offered to	Managing Board directors (CEO, CFO and Company Secretary and General Counsel).

Performance period	3 years to 5 years from the grant date.

Retesting	Yes, for the TSR tranche only, on the last Business Day of each six month period following the Third Anniversary and before the Fifth Anniversary.

Exercise period	Until 5 years from the grant date.

Performance condition	For the ROCE tranche:

ROCE performance against the following global peer group of building materials companies in USA, Europe and Australia specialising in building materials: Boral Limited, Valspar Corporation, Hanson plc, Rinker Group Limited (2006 grant only), Weyerhaeuser, Lafarge SA, CSR Limited, Cemex SA de CV, Nichihia Corp, Fletcher Building Limited, Martin Marietta Materials Inc, Saint Gobain, Eagle

Materials Inc, Texas Industries, Wienerberger AG, Lousiana-Pacific Corporation, Florida Rock Industries Inc, CRH plc, USG Corporation, Vulcan Materials Co and The Siam Cement Plc.

For the TSR tranche:

TSR performance against a peer group of comparable companies in the S&P/ASX 100 at the time of grant and excluding financial institutions, insurance companies, property trusts, oil and gas producers and mining companies and be adjusted to take into account additions and deletions to S&P/ASX 100 during the relevant period.

Vesting criteria	For the ROCE tranche:

– 0% of the options vest if the company’s ROCE is not at the 60th percentile of the peer group.

– 50% of the options vest if the company’s ROCE is at the 60th percentile of the peer group.

– Between the 60th and 85th percentile, vesting is on a straight line basis with the company’s ranking against the peer group (+2% for each percentile over the 60th percentile of the peer group).

– 100% of the options vest if the company’s performance is in at least the 85th percentile of the peer group.

For the TSR tranche:

– 0% of performance rights vest if the company’s TSR is below the 50th percentile of the peer group.

– 50% of performance rights vest if the company’s TSR is at the 50th percentile of the peer group.

– Between 50th and 75th percentile, vesting is on a straight line basis with the company’s ranking against the peer group (+2% for each percentile over the 50th percentile of the peer group).

– 100% of performance rights vest if the company’s TSR is in at least the 75th percentile of the peer group.

Deferred Bonus Program (Restricted Stock Units (RSUs)	One-off grant made in June 2008

Grant to CEO will be made in August 2008 subject to shareholder approval at the 2008 AGM.

Offered to	Senior executives and CEO but not other Managing Board directors.

Option Exercise Price	Nil

Vesting schedule	100% vest on the 2nd anniversary of the grant

Expiration date	On vesting, the RSUs convert into shares granted on a one-for-one basis.

9. Remuneration tables for Managing Board directors and senior executives
9.1 Total remuneration for Managing Board directors for the years ended 31 March 2008 and 2007
Details of the remuneration of each Managing Board director of James Hardie are set out below:

				Post-
(US dollars)	Primary			employment	Equity	Other
						Relocation
						Allowances,
				Superannuation	Stock	Expatriate
			Noncash	and	Appreciation	Benefits, and
		Bonuses	Benefits	401(k)	Rights and	Other Non-
Name	Base Pay	(1)	(2)	Benefits	Options (3)	recurring	Severance	Total
Managing Board directors
Louis Gries
Fiscal year 2008	$836,763	$659,033	$143,477	$24,741	$1,588,941	$161,380	$—	$3,414,335
Fiscal year 2007	786,612	1,738,430	72,317	14,287	755,110	121,498	—	3,488,254

Russell Chenu
Fiscal year 2008	712,430	238,851	44,032	63,238	223,959	133,451	—	1,415,961
Fiscal year 2007	596,181	200,161	57,628	57,776	101,282	79,849	—	1,092,877

Former Managing Board director
Benjamin Butterfield (4)
Fiscal year 2008	168,470	—	61,702	—	260,028	61,430	335,323	886,953
Fiscal year 2007	322,497	466,516	61,598	13,200	206,351	111,160	—	1,181,322
Total remuneration for Managing Board directors

Fiscal year 2008	$1,717,663	$897,884	$249,211	$87,979	$2,072,928	$356,261	$335,323	$5,772,249
Fiscal year 2007	$1,705,290	$2,405,107	$191,543	$85,263	$1,062,743	—	—	$5,762,453

[1]	Bonuses in respect of each fiscal year are paid in June of the following fiscal year. The amount in fiscal year 2008 includes all incentive amounts earned in respect of fiscal year 2008 and the cash component of the Deferred Bonus Program. See section 3.2.1 and 3.2.2 for a summary of the terms of our EP/IP Plan and Deferred Bonus Program, respectively.

[2]	Includes the aggregate amount of all non-cash benefits received by the executive in the year indicated. Examples of noncash benefits that may be received by our executives include medical and life insurance benefits, car allowances, membership in executive wellness programs and tax services.

[3]	Options are valued using either the Black-Scholes option-pricing model or the Monte Carlo option-pricing method, depending on the plan the options were issued under, and the fair value of options granted are included in compensation during the period in which the options vest. For the Black-Scholes model, the weighted average assumptions and weighted average fair value used for grants in fiscal year 2008 were as follows: 5.0% dividend yield; 30.0% expected volatility; 3.4% risk free interest rate; 4.4 years of expected life; and A$1.13 weighted average fair value at grant date. For the Monte Carlo method, the weighted average assumptions and weighted average fair value used for grants in fiscal year 2008 were as follows: 5.0% dividend yield; 32.1% expected volatility; 4.2% risk free interest rate; and A$3.14 weighted average fair value at grant date. The figures stated here for Mr Gries include Stock Appreciation Rights. In December 2007, the remaining Stock Appreciation Rights vested and were exercised.

[4]	Mr Butterfield separated from the company effective 1 October 2007. Severance amount includes lump sum cash payment of US$335,323. In addition, as part of his severance benefits, Mr Butterfield entered into a two-year consulting agreement, under which he will be paid a consulting fee equivalent to his current annual salary, at the time of his separation, on a monthly basis for up to a period of 24 months provided that the consulting agreement is not terminated earlier in accordance with its terms. In accordance with Mr Butterfield’s separation agreement, consulting fees from October 2007 to March 2008 were paid in lump sum in April 2008.

9.2 Total remuneration for senior executives for the years ended 31 March 2008 and 2007
Details of the remuneration of each senior executive of James Hardie are set out below:

				Post-
(US follars)		Primary		employment	Equity	Other
						Relocation
						Allowances,
						Expatriate
				Superannuation		Benefits, and
			Noncash	and		Other Non-
		Bonuses	Benefits	401(k)		recurring
Name	Base Pay	(1)	(2)	Benefits	Options (3)	(4)	Severance	Total
Senior executives

Peter Baker (5)
Fiscal year 2008	$341,244	$57,958	$6,728	$30,712	$51,296	$—	$—	$487,938
Fiscal year 2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Robert Cox (6)
Fiscal year 2008	86,538	—	2,332	2,077	—	65,502	—	156,449
Fiscal year 2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Mark Fisher
Fiscal year 2008	326,510	136,890	25,505	11,958	299,823	—	—	800,686
Fiscal year 2007	301,538	346,849	24,044	13,408	295,748	—	—	981,587

Grant Gustafson
Fiscal year 2008	313,077	82,811	29,446	12,681	164,951	29,655	—	632,621
Fiscal year 2007	254,808	142,914	18,896	11,619	55,046	104,913	—	588,196

Brian Holte (5)
Fiscal year 2008	315,000	88,191	36,387	10,177	192,783	71,072	—	713,610
Fiscal year 2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Nigel Rigby
Fiscal year 2008	326,510	136,890	34,307	—	299,823	12,418	—	809,948
Fiscal year 2007	301,538	350,488	22,673	—	282,435	—	—	957,134

Joel Rood (5)
Fiscal year 2008	315,000	69,300	37,827	—	190,408	3,879	—	616,414
Fiscal year 2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Former senior executives
Jamie Chilcoff (7)
Fiscal year 2008	299,646	—	41,966	9,611	290,804	42,586	—	684,613
Fiscal year 2007	310,961	373,192	44,136	12,842	277,998	—	—	1,019,129

Robert Russell (8)
Fiscal year 2008	258,929	—	50,935	13,298	286,294	75,778	83,635	768,869

Fiscal year 2007	301,538	359,235	48,159	13,408	295,748	6,058	—	1,024,146

Total remuneration for senior executives
Fiscal year 2008	$2,582,454	$572,040	$265,433	$90,514	$1,776,182	$300,890	$83,635	$5,671,148

Fiscal year 2007	$1,470,383	$1,572,678	$157,908	$51,277	$1,206,975	$110,971	$—	$4,570,192

[1]	Bonuses in respect of each fiscal year are paid in June of the following fiscal year. The amount in fiscal year 2008 includes all incentive amounts earned in respect of fiscal year 2008 and the cash component of the Deferred Bonus Program. See section 3.2.1 and 3.2.2 for a summary of the terms of our EP/IP Plan and Deferred Bonus Program, respectively.

[2]	Includes the aggregate amount of all noncash benefits received by the executive in the year indicated. Examples of noncash benefits that may be received by our executives include medical and life insurance benefits, car allowances, membership in executive wellness programs, long service leave, and tax services.

[3]	Options are valued using the Black-Scholes model and the fair value of options granted are included in compensation during the period in which the options vest. The weighted average assumptions and weighted average fair value used for grants in fiscal year 2008 were as follows: 5.0% dividend yield; 30.0% expected volatility; 3.4% risk free interest rate; 4.4 years of expected life; and A$1.13 weighted average fair value at grant date.

[4]	Other non-recurring includes cash paid in lieu of vacation accrued, as permitted under the company’s US vacation policy and California law.

[5]	Messrs Baker, Holte and Rood were not executives for whom the company reported remuneration in fiscal year 2007

[6]	Mr Cox joined the company on 14 January 2008 and became a member of the Managing Board effective 7 May 2008.

[7]	Mr Chilcoff separated from the company effective 25 February 2008. Mr Chilcoff entered into a two- year consulting agreement, under which he will be paid a consulting fee equivalent to his current annual salary, at the time of his separation, on a monthly basis for up to a period of 24 months provided that the consulting agreement is not terminated earlier in accordance with its terms. Mr Chilcoff received cash of US$36,304 as payment for his accrued vacation time and this is recorded as Other Non-Recurring in this table.

[8]	Mr Russell separated from the company effective 18 January 2008. Severance amount includes post-employment consulting fees and health insurance benefits paid in fiscal year 2008. As part of his separation benefits, Mr Russell entered into a two- year consulting agreement, under which he will be paid a consulting fee equivalent to his current annual salary, at the time of his separation, on a monthly basis for up to a period of 24 months provided that the consulting agreement is not terminated earlier in accordance with its terms. Mr Russell will also receive health insurance benefits up to 18 months following his separation date. The exercise period for his vested options was extended until the end of his post-employment consulting agreement with the company. Mr Russell received cash of US$67,726 as payment for his accrued vacation time and this is recorded as Other Non-Recurring in this table.
9.3 Equity Holdings for the years ended 31 March 2008 and 2007
9.3.1 Options granted to Managing Board

		Exercise	Holding		Total			Value at		Value at	Holding	Weight
		Price	at		Value at			Exercise		Lapse	at	Average
	Grant	per right	1 April		Grant1			per right2		per right3	31 March	Fair Value
Name	Date	(A$)	2007	Granted	(US$)	Vested	Exercised	(US$)	Lapsed	(US$)	2008	per right
Managing Board directors

Louis Gries	19-Oct-01	3.1321	40,174	200,874	71,732	200,874	160,700	1.98	—	—	40,174	0.3571
	19-Oct-01	3.0921	175,023	437,539	168,321	437,539	262,516	2.11	—	—	175,023	0.3847
	17-Dec-01	5.0586	324,347	324,347	137,296	324,347	—	—	—	—	324,347	0.4233
	3-Dec-02	6.4490	325,000	325,000	210,633	325,000	—	—	—	—	325,000	0.6481
	5-Dec-03	7.0500	325,000	325,000	338,975	325,000	—	—	—	—	325,000	1.0430
	22-Nov-05	8.5300	1,000,000	1,000,000	2,152,500	—	—	—	—	—	1,000,000	2.1525
	21-Nov-06	8.4000	415,000	415,000	888,100	—	—	—	—	—	415,000	2.1400
	21-Nov-06	8.4000	381,000	381,000	1,131,570	—	—	—	—	—	381,000	2.9700
	29-Aug-07	7.8300	—	445,000	965,650	—	—	—	—	—	445,000	2.1700
	29-Aug-07	7.8300	—	437,000	1,302,260	—	—	—	—	—	437,000	2.9800

Russell Chenu	22-Feb-05	6.3000	93,000	93,000	107,973	93,000	—	—	—	—	93,000	1.1610
	22-Nov-05	8.5300	90,000	90,000	193,725	—	—	—	—	—	90,000	2.1525
	21-Nov-06	8.4000	65,000	65,000	139,100	—	—	—	—	—	65,000	2.1400
	21-Nov-06	8.4000	60,000	60,000	178,200	—	—	—	—	—	60,000	2.9700
	29-Aug-07	7.8300	—	60,000	130,200	—	—	—	—	—	68,000	2.1700
	29-Aug-07	7.8300	—	60,000	178,800	—	—	—	—	—	66,000	2.9800

Former Managing Board directors

Benjamin Butterfield	22-Feb-05	6.3000	180,000	180,000	208,980	90,000	90,000	—	90,000	—	—	1.1610
	22-Nov-05	8.5300	230,000	230,000	495,075	—	—	—	—	—	230,000	2.1525
	21-Nov-06	8.4000	—	110,000	235,400	—	—	—	—	—	110,000	2.1400
	21-Nov-06	8.4000	—	101,000	299,970	—	—	—	—	—	101,000	2.9700

9.3.2 Options granted to senior executives

		Exercise	Holding		Total			Value at		Value at	Holding
		Price	at		Value at			Exercise		Lapse	at	Weighted Average
	Grant	per right	1 April		Grant1			per right2		per right3	31 March	Fair Value
Name	Date	(A$)	2007	Granted	(US$)	Vested	Exercised	(US$)	Lapsed	(US$)	2007	per right4
Senior executives

Peter Baker	1-Dec-05	$8.9000	40,000	40,000	$81,292	20,000	—		—		40,000	$2.0323
	21-Nov-06	$8.4000	27,500	27,500	$50,501	6,875	—		—		27,500	$1.8364
	10-Dec-07	$6.3800	—	47,619	$47,157	—	—	—	—	—	47,619	$0.9903

Mark Fisher	19-Oct-01	$3.1321	—	40,174	$14,346	40,174	40,174	$2.11	—	—	—	$0.3571
	19-Oct-01	$3.0921	92,113	92,113	$35,436	92,113	—	—	—	—	92,113	$0.3847
	17-Dec-01	$5.0586	68,283	68,283	$28,904	68,283	—	—	—	—	68,283	$0.4233
	3-Dec-02	$6.4490	74,000	74,000	$47,959	74,000	—	—	—	—	74,000	$0.6481
	5-Dec-03	$7.0500	132,000	132,000	$137,676	132,000	—	—	—	—	132,000	$1.0430
	14-Dec-04	$5.9900	180,000	180,000	$183,276	180,000	—	—	—	—	180,000	$1.0182
	1-Dec-05	$8.9000	190,000	190,000	$386,137	95,000	—	—	—	—	190,000	$2.0323
	21-Nov-06	$8.4000	158,500	158,500	$291,069	39,625	—	—	—	—	158,500	$1.8364
	10-Dec-07	$6.3800	—	277,778	$275,064	—	—	—	—	—	277,778	$0.9903

Grant Gustafson	21-Nov-06	$8.4000	158,500	158,500	$291,069	—	—		—		158,500	$1.8364
	10-Dec-07	$6.3800	—	222,222	$220,066	—	—	—	—	—	222,222	$0.9903

Brian Holte	27-Mar-07	$8.3500	151,400	151,400	$292,187	37,850	—		—		151,400	$1.9299
	10-Dec-07	$6.3800	—	250,000	$247,575	—	—	—	—	—	250,000	$0.9903

Nigel Rigby	17-Dec-01	$5.0586	20,003	20,003	$8,467	20,003	—		—		20,003	$0.4233
	3-Dec-02	$6.4490	27,000	27,000	$17,499	27,000	—		—		27,000	$0.6481
	5-Dec-03	$7.0500	33,000	33,000	$34,419	33,000	—		—		33,000	$1.0430
	14-Dec-04	$5.9900	180,000	180,000	$183,276	180,000	—		—		180,000	$1.0182
	1-Dec-05	$8.9000	190,000	190,000	$386,137	95,000	—		—		190,000	$2.0323
	21-Nov-06	$8.4000	158,500	158,500	$291,069	39,625	—		—		158,500	$1.8364
	10-Dec-07	$6.3800	—	277,778	$275,084	—	—	—	—	—	277,778	$0.9903

Joel Rood	13-Mar-07	$8.9000	146,500	146,500	$292,473	36,625	—		—		146,500	$1.9964
	10-Dec-07	$6.3800	—	250,000	$247,575	—	—	—	—	—	250,000	$0.9903

Former senior executives

Jamie Chilcoff	19-Oct-01	$3.1321	—	40,174	$14,346	40,174	40,174	$4.15	—		—	$0.3571
	19-Oct-01	$3.0921	—	92,113	$35,436	92,113	92,113	$4.18	—		—	$0.3847
	17-Dec-01	$5.0586	—	68,283	$28,904	68,283	68,283	$2.67	—		—	$0.4233
	3-Dec-02	$6.4490	—	111,000	$71,939	111,000	111,000	$1.61	—		—	$0.6481
	14-Dec-04	$5.9900	135,000	180,000	$183,276	180,000	45,000	$1.96	—		135,000	$1.0182
	1-Dec-05	$8.9000	190,000	190,000	$386,137	95,000	—		95,000	—	95,000	$2.0323
	21-Nov-06	$8.4000	158,500	158,500	$291,069	39,625	—		118,875	—	39,625	$1.8364
	10-Dec-07	$6.3800	—	222,222	$220,066	—	—		222,222	—	—	$0.9903

Robert Russell	19-Oct-01	$3.1321	—	40,174	$14,346	40,174	40,174	$2.82	—		—	$0.3571
	19-Oct-01	$3.0921	—	138,170	$53,154	138,170	138,170	$3.08	—		—	$0.3847
	17-Dec-01	$5.0586	—	68,283	$28,904	68,283	68,283	$0.99	—		—	$0.4233
	3-Dec-02	$6.4490	—	111,000	$71,939	111,000	111,000	$1.46	—		—	$0.6481
	5-Dec-03	$7.0500	66,000	132,000	$137,676	132,000	66,000	$0.99	—		66,000	$1.0430
	14-Dec-04	$5.9900	45,000	180,000	$183,276	180,000	45,000	$1.82	—		135,000	$1.0182
	1-Dec-05	$8.9000	190,000	190,000	$386,137	95,000	—		95,000		95,000	$2.0323
	21-Nov-06	$8.4000	158,500	158,500	$291,069	39,625	—		118,875		39,625	$1.8364
	10-Dec-07	$6.3800	—	194,444	$192,558	—	—	—	194,444	—	—	$0.9903

9.3.3 Managing Board directors’ relevant interests in JHI NV
Changes in current and former Managing Board directors’ relevant interests in JHI NV securities between 1 April 2007 and 31 March 2008 are set out below:

	CUFS at	CUFS at	Options at	Options granted	Options at
	1 April 2007	31 March 2008	1 April 2007	29 August 2007	31 March 2008
Managing Board directors
Louis Gries	127,675	127,675	2,985,544	882,000	3,867,544
Russell Chenu	15,000	20,000	308,000	134,000	442,000
Former Managing Board director				Options exercised/forfeited
Benjamin Butterfield	—	—	621,000	180,000	441,000
9.4 Loans
The company did not grant loans to Managing Board directors or senior executives during fiscal year 2008. There are no loans outstanding to Managing Board directors or senior executives.
10. Employment contracts
Remuneration and other terms of employment for the CEO and CFO and certain other senior executives are formalised in employment contracts. The main elements of these contracts are set out below.
10.1 Chief Executive Officer’s employment contract
Details of the terms of the CEO’s employment contract are as follows:

Components	Details

Length of contract	Three year term, commencing 10 February 2005. Term is automatically extended on 9th day of each February for an additional one year unless either party notifies the other, 90 days in advance of the automatic renewal date, that it does not want the term to renew.

Base salary	US$850,000 for current year[1]. Salary will be reviewed annually in May by the Supervisory Board.

Short-term incentive	Annual STI target is 100% of annual base salary:
– 80% of this incentive target is based on the company meeting or exceeding pre-determined performance objectives; and
– 20% of this incentive target is based on the CEO meeting or exceeding personal performance objectives.

The Remuneration Committee recommends the company’s and CEO’s performance objectives, and the performance against these objectives, to the Supervisory Board for approval. The CEO’s short-term incentive was calculated under the EP/IP Plan in fiscal year 2008, and will be calculated under the Executive Incentive Program and IP Plan in fiscal year 2009.

Long-term incentive	Upon the approval of the shareholders, stock options or other equity incentive will be granted each year. The recommended number of options or other form of equity to be granted will be appropriate for this level of executive in the US.

Defined Contribution Plan	The CEO may participate in the US 401(k) defined contribution plan up to the annual IRS limit. The company will match the CEO’s contributions into the plan up to the annual IRS limit.

[1]	Annual salary rates are typically adjusted each year. Actual salary paid in FY 2008 is shown in table 9.1 on page 25 of this report

Resignation	The CEO may cease employment with the company by providing written notice.

Termination by James Hardie	The company may terminate the CEO’s employment for cause or not for cause. If the company terminates the employment, not for cause, or the CEO terminates his employment “for good reason” the company will pay the following:

a. amount equivalent to 1.5 times the annual base salary at the time of termination; and
b. amount equivalent to 1.5 times the executive’s Average STI actually paid in up to the previous three fiscal years as CEO; and
c. continuation of health and medical benefits at the company’s expense for the remaining term of the agreement and the consulting agreement referenced below.

Post-termination Consulting	The company will request the CEO, and the CEO will agree, to consult to the company upon termination for a minimum of two years, as long as the CEO maintains the company’s non-compete and confidentiality agreements and executes a release of claims following the effective date of termination. Under the consulting agreement, the CEO will receive the annual base salary and annual target incentive in exchange for this consulting and non-compete. Under the terms of equity incentive grants made to the CEO under the MBTSOP and LTIP, the CEO’s outstanding options will not expire during any post-termination consulting period.
10.2 Chief Financial Officer’s employment contract
Details of the CFO’s employment contract are as follows:

Components	Details

Length of contract	Fixed period of three years concluding 5 October 2010.

Base salary	A$816,000 for current year[2]. Salary will be reviewed annually in May by the Supervisory Board.

Short-term incentive	Annual STI target is 33% of annual base salary based on the CFO meeting or exceeding personal performance objectives. The CFO does not participate in the Executive Incentive Program, but will in fiscal year 2009 to the exten that some of the CFO’s LTI target has been transferred to STI target under the Executive Incentive Program.

Long-term incentive	Upon the approval of the shareholders, stock options or other long0term equity with performance hurdles will be granted each year. The recommended value of equity to be granted will be equivalent to at least US$350,000. If the CFO ceases employment with the company then a pro-rata amount of each tranche of the CFO’s unvested options will expire on the date employment ceases, calculated based on the formula D=Cx(A/B), where A is the number of months from the date employment ceases to the first testing date, B is the number of months from the date of grant until the first testing date and C is the total number of options granted in the relevant tranche. The remaining unvested/unexercised options will continue as if the CFO remained employed by the company until the first testing date, at which point any options that do not vest at that time will also lapse.

Superannuation	The company will contribute 9% of gross salary to the CFO’s nominated superannuation fund.

Resignation or Termination	The company or CFO may cease the CFO’s employment with the company by providing three months’ notice in writing.

[2]	Annual salary rates are typically adjusted each year. Actual salary paid in FY 2008 is shown in table 9.1 on page 25 of this report

Redundancy or diminution of role	If the position of CFO is determined to be redundant or subject to a material diminution in status, duties or responsibility, the company or the CFO may terminate the CFO’s employment. The company will pay the CFO a severance payment equal to the greater of 12 months’ pay or the remaining proportion of the term of the contract.
10.3 Benefits contained in contracts for CEO and CFO
Employment contracts for the CEO and CFO also specify the following benefits:

Components	Details

International Assignment	The Managing Board directors receive additional benefits due to international assignment: housing allowance, expatriate Goods and Services allowance, moving and storage.

Other	Tax Equalisation: The company covers the extra personal tax burden for Managing Board directors based in The Netherlands.

Tax Advice: The company will pay the costs of filing income tax returns to the required countries.

Health, Welfare and Vacation Benefits: Eligible to receive all health, welfare and vacation benefits offered to all US employees or similar benefits. They are also eligible to participate in the company’s Executive Health and Wellness program.

Business Expenses: Entitled to receive reimbursement for all reasonable and necessary travel and other business expenses they incur or pay for in connection with the performance of their services under their employment agreements.

Automobile: The company will either purchase or lease an automobile for business and personal use, or, in the alternative, they will be entitled to an automobile lequivalant to the level of vehicle they could receive in the US.

[1]	Actual fiscal year 2008 salary is shown in section 9.1 on page 25 of this report
10.4 Senior executives’ employment contracts
Details of employment contracts for senior executives (other than Brian Holte) are as follows:

Components	Details
Length of contract	Indefinite.

Base salary	Base salary is subject to Remuneration Committee approval and reviewed annually in May for increase effective 1 July.

Short-term incentive	An annual STI target is set at a percentage of the senior executive’s salary. The STI target is between 65% and 25% depending on the individual; for US senior executives, 80% of this STI target is based on the company meeting or exceeding corporate performance objectives and 20% of this STI target is based on the US senior executive meeting or exceeding personal performance objectives. For Australian senior executives, this split is 70%-30%.

Long-term incentive	Upon the approval of the Supervisory Board, stock options have been granted each year under the JHI NV 2001 Equity Incentive Plan. It is anticipated that in the future senior executives will receive equity grants under the new plans proposed for fiscal year 2009.

Components	Details
Defined Contribution Plan/ Superannuation	US senior executives may participate in the US 401(k) defined contribution plan up to the annual IRS limit. The company will match the executive’s contributions into the plan up to the annual IRS limit. For Australian senior executives, the company will contribute 9% of gross salary to the senior executive’s nominated superannuation fund.

Resignation	US senior executives may cease employment with the company by providing 30 days’ written notice. For Australian senior executives, this period is three months.

Termination by James Hardie	The company may terminate the senior executive’s employment for cause or not for cause.

Post-termination Consulting	Depending on the US senior executive’s individual contract, and the reasons for termination, the company may request the senior executive, and the senior executive will agree, to consult to the company for two years upon termination, as long as they sign and comply with 1) a consulting agreement, which will require them to maintain non-compete and confidentiality obligations to the company, and 2) a release of claims in a form acceptable to the company. In exchange for the consulting agreement, the company shall pay the executive’s annual base salary as of the termination date for each year of consulting.

Other	Health, Welfare and Vacation Benefits: US senior executives are eligible to receive all health, welfare and vacation benefits offered to other US employees. The US senior executives are also eligible to participate in the company’s Executive Health and Wellness program.

Business Expenses: The senior executives are entitled to receive reimbursement for all reasonable and necessary travel and other business expenses incurred or paid in connection with the performance of his or her services under their employment.

Automobile: For US senior executives, the company will either lease an automobile for business and personal use by the senior executive, or, in the alternative, the senior executive will be entitled to an automobile lease allowance not to exceed US$750 per month.

International Assignment	Senior executives who are on assignment in countries other than their own receive additional benefits which may include tax equalisation payment and tax advice, a car in the country they are assigned to, and financial assistance with housing, moving and storage.

Brian Holte does not have such a written employment contract, but is receives Short-term incentive, Long-term incentive, Defined Contribution Plan, and Other benefits as outlined above.
11. Remuneration for Supervisory Board
Fees paid to Supervisory Board directors are determined by the Supervisory Board, with the advice of external remuneration advisors, within the maximum total amount approved by the shareholders from time to time. The current aggregate fee pool of US$1,500,000 was approved by shareholders in 2006.
Independent experts in Australia and the United States benchmark Supervisory Board directors’ remuneration against peer companies, taking into consideration the level of fees paid to board members of companies with similar size, complexity of operations and responsibilities, and workload requirements of board members.
Board fees are not paid to Managing Board directors since the responsibilities of board membership are considered in determining the remuneration provided as part of their normal employment conditions.

11.1 Remuneration structure
Supervisory Board directors are paid a base fee for service on the James Hardie Boards. Additional fees are paid to the position of Chairman, Deputy Chairman and Board Committee Chairmen. The fees paid in fiscal 2008, and payable in fiscal 2009, are:
(Amounts in US dollars)

Role	Fiscal 2008	Fiscal 2009
Chairman	$300,000[1]	$215,000
	$215,000[2]
Deputy Chairman	$175,000	$175,000
Board Member	$100,000	$120,000
Audit Committee Chair	$20,000	$20,000
Remuneration or Nominating and Governance Committee Chair	$10,000	$10,000

1.	to 31 January 2008

2.	from 1 February 2008
Following the commencement of proceedings by ASIC against the company and some of its former officers and directors, the company formed a Special Matter Committee to deal with issues related to the proceedings. Directors who attended meetings of the Special Matter Committee received fees of US$1,000 per meeting in addition to their base fee. The Special Matter Committee met once in fiscal year 2008.
As the focus of the Supervisory Board is on the long-term direction and well-being of James Hardie, there is no direct link between Supervisory Board directors’ remuneration and the short-term results of the company.
No Supervisory Board director has been granted options or performance rights.
11.2 Supervisory Board Share Plan
Under the Supervisory Board Share Plan 2006 (SBSP), Supervisory Board directors can elect to receive some of their annual fees in JHI NV shares. The SBSP was last approved at the 2007 AGM for a period of three years.
In fiscal year 2008, Supervisory Board directors took US$50,000 of their gross base fees in JHI NV shares under the SBSP, other than Messrs DeFosset and Hammes who pro rate during the time they were Chairman, took US$100,000 (33 1/3% of gross Chairman’s fees) and US$107,500 (50% of gross Chairman’s fees) in JHI NV shares. . Dutch taxes were deducted before the JHI NV shares were purchased.
JHI NV shares received under the SBSP can be either issued or acquired on market. Where shares are issued, the price is the average of the market closing prices at which the shares were quoted on the ASX during the five business days preceding the day of issue. Where the shares are acquired on market, the price is the purchase price.
The SBSP does not include a performance condition because the amounts applied to acquire shares under the SBSP are from the annual fees earned by the Supervisory Board directors.
11.3 Board Accumulation Policy
In fiscal year 2008, the Supervisory Board reviewed and confirmed its Board policy that Supervisory Board directors should accumulate a minimum of 1.5 times (and two times for the Chairman) their total base remuneration (excluding Board Committee fees) in JHINV shares (either personally, in the name of their spouse, or through a personal superannuation or pension plan) within the six year period from the later of August 2006 or their appointment.
The policy had previously been described as requiring that Supervisory Board directors should accumulate three times their annual cash remuneration, although this was when each director had agreed to receive 50% of their director’s fees in JHI NV shares under the SBSP. To eliminate inconsistency , for instance if one Supervisory Board director elected to change the amount of director’s fees received in JHI NV shares, it was agreed that the policy should revert to its original formulation of 1.5 times (and two times for the Chairman) directors’ total base remuneration (excluding Board Committee fees).

To recognise the potential for share price fluctuations to have an impact on the funds required to be committed and the different taxation positions of individual directors, no Supervisory Board director will be required to apply more than 50% of the cash component of their fees, on a post-tax basis, over a six-year period, toward satisfying this requirement.
11.4 Director Retirement Benefits
In July 2002, the company discontinued a retirement plan that entitled some former Supervisory Board directors to receive, upon their termination for any reason other than misconduct, an amount equal to a multiple of up to five times their average annual fees for the three year period prior to their retirement. Two former Supervisory Board directors, Ms Hellicar and Mr Brown, were entitled to receive payments pursuant to this plan, respectively in the gross amount of US$833,979 and US$307,658. These amounts were paid in fiscal year 2008. No other Supervisory Board directors retain any benefits under this plan.
11.5 Total remuneration for Supervisory Board directors for the years ended 31 March 2008 and 2007

			Post-
(US dollars)	Primary	Equity	employment
	Directors’	JHI NV		Other
Name	Fees (1)	Stock (2)	Superannuation (3)	Benefits (4)	Total
Supervisory Board directors
Michael Hammes (5)
Fiscal year 2008	$60,636	$59,583	$—	$3,192	$123,411
Fiscal year 2007	16,247	—	—	2,888	19,135

Donald McGauchie(5)
Fiscal year 2008	136,000	50,000	—	3,192	189,192
Fiscal year 2007	96,071	—	9,402	2,888	108,361

Brian Anderson (5)
Fiscal year 2008	71,000	50,000	—	3,192	124,192
Fiscal year 2007	33,685	—	—	2,888	36,573

David Andrews (6)
Fiscal year 2008	30,782	29,167	—	3,192	63,141
Fiscal year 2007	N/A	N/A	N/A	N/A	N/A

Don DeFosset
Fiscal year 2008	175,863	91,667	—	27,394	294,924
Fiscal year 2007	32,959	—	—	2,888	35,847

James Loudon (7)
Fiscal year 2008	101,000	—	—	3,192	104,192
Fiscal year 2007	87,584	—	—	2,888	90,472

Rudy van der Meer
Fiscal year 2008	51,000	50,000	—	—	101,000
Fiscal year 2007	17,247	—	—	—	17,247

Catherine Walter (8)
Fiscal year 2008	37,500	37,500	—	3,192	78,192
Fiscal year 2007	N/A	N/A	N/A	N/A	N/A

			Post-
(US dollars)	Primary	Equity	employment
	Directors’	JHI NV		Other
Name	Fees (1)	Stock (2)	Superannuation (3)	Benefits (4)	Total
Former Supervisory Board directors
John Barr (5, 9)
Fiscal year 2008	59,352	50,000	—	3,192	112,544
Fiscal year 2007	92,929	20,000	—	2,888	115,817

Total remuneration for Supervisory Board directors
Fiscal year 2008	$723,133	$417,917	$—	$49,738	$1,190,788
Fiscal year 2007	$376,722	$20,000	$9,402	$17,328	$423,452

[1]	Amount includes base, Chairman, Deputy Chairman and Committee Chairman and Special Matter Committee attendance fees.

[2]	The actual amount spent by each Supervisory Board member was determined after deducting applicable Dutch taxes from this amount as Dutch tax law does not allow acquisition of shares out of pre-tax income. The number of JHI NV shares acquired was determined by dividing the amount of participation in the SBSP by the market purchase price.

[3]	Mr McGauchie ceased making voluntary superannuation contributions in the first quarter of fiscal year 2008.

[4]	Other Benefits includes the cost of non-executive directors’ fiscal compliance in The Netherlands. For Mr DeFosset it also includes, for the period he was Chairman, office costs, the personal use of a company laptop and PDA phone. Certain prior year amounts have been restated to conform with the current year presentation.

[5]	The company pays for expenses related to Supervisory Board spousal travel to accompany directors to up to one Board meeting per year. In fiscal year 2008, the company paid US$15,984, US$16,331, US$21,865 and US$18,163 for spousal travel for Messrs Hammes, McGauchie, Anderson and Barr, respectively. In fiscal year 2007, the company paid US$9,493 related to spousal travel for Mr McGauchie.

[6]	Mr Andrews was appointed to the company’s Joint and Supervisory Boards effective 1 September 2007.

[7]	Mr Loudon did not participate in the SBSP in fiscal year 2008. However, on 14 March 2008, he bought 6,300 JHI NV shares on market, which was equivalent to the value of JHI NV shares he would have received if he had participated in the SBSP.

[8]	Mrs Walter was appointed to the Joint and Supervisory Boards effective 1 July 2007 and was re-elected for a three-year term on 17 August 2007.

[9]	Mr Barr resigned from the company’s Joint and Supervisory Boards effective 31 March 2008.
11.6 Supervisory Board directors’ relevant interests in JHI NV
Changes in Supervisory Board directors’ relevant interests in JHI NV securities between 1 April 2007 and 31 March 2008 are set out below:

			Number of
			Shares/CUFS at
	Number of		date of						Shares/CUFS at	Number of
	Shares/CUFS		becoming		On market				Date of	Shares/CUFS at
	At 1 April 2007		Director		Purchases		SBSP[1]		resignation	31 March 2008
Supervisory Board directors
Michael Hammes	—		—		9,000	[2]	6,859		N/A	15,569
Brian Anderson	—		—		—		6,124		N/A	6,124
David Andrews	N/A		—		—		3,903	[8]	N/A	3,903
Don DeFosset	15,500	[3]	—		—		10,377		N/A	25,877
James Loudon	6,355		—		6,300	[4]	—		N/A	12,655
Donald McGauchie AO	9,569		—		—		5,803		N/A	15,372	[5]
Rudy van der Meer	—		—		—		4,410		N/A	4,410
Catherine Walter AM	—		6,375	[6]	—		5,032		N/A	11,407
Former Supervisory Board director
John Barr	24,477	[7]					7,667			32,144

[1]	All shares purchased under SBSP were acquired on 14 March 2008 at a price of A$5.7352.

[2]	Held as ADRs.

[3]	Held as ADRs.

[4]	Acquired on 14 March 2008 at a price of A$5.7368 in the name of HSBC Nominees and held of behalf of the James R H Loudon.

[5]	6,000 shares held for the McGauchie Superannuation Fund.

[6]	6,375 shares held for the Walter Super Fund.

[7]	1,651 shares were acquired under the SBSP on 26 March 2007 at a price of A$8.50. 21,000 shares held for the J & M Barr Trust.

[8]	Held for the Andrews Revocable Trust.
Only Supervisory Board directors are entitled to participate in the SBSP.

12. Dutch Corporate Governance Code
Under the Dutch Code (the Dutch Code) on Corporate Governance published by the Dutch Corporate Governance Committee (the Tabaksblat Committee) in 2003, listed Dutch companies are obliged to explain their corporate governance structure in a separate section of their annual report. The corporate governance section of this report states that where the company has not completely applied the best practice provisions of the Dutch Code relating to remuneration matters, such information will be provided in this report.
Best Practice Provision II.2.5 of the Dutch Code provides that neither the exercise price nor the other conditions regarding options granted to Managing Board directors may be modified during the term of the options, except as prompted by structural changes relating to shares or the company in accordance with established market practice. James Hardie may modify the term of the options as specified in the LTIP or employment agreement with a Managing Board director upon departure of the employee of other circumstances described in the LTIP.
Best Practice Provision II.2.7 of the Dutch Code provides that a severance payment to a Managing Board director shall not exceed one time the amount of the fixed salary. In contracts with Managing Board directors, the severance payments are agreed upon on an individual basis, taking into account home country practice and the Managing Board director’s specific situation, provided that a severance payment cannot exceed the limits set out in the Australian Corporations Act (2001) unless approved by shareholders. Consistent with Mr Gries’ prior employment agreement when he acted as the company’s Chief Operating Officer, Mr Gries’ current contract specifies that in the event of a termination without cause or for good reason, he will receive 1.5 times his annual base salary and 1.5 times his average annual bonus in addition to a two-year consulting contract, as long as he maintains the company’s non-compete and confidentiality agreements.
Best Practice Provision II.2.12 of the Dutch Code provides that, if a Managing Board director or former director is paid a special remuneration or a severance payment, this is accounted for. We did not pay any special remuneration to any Managing Board directors, although Mr B Butterfield, a former Managing Board director and Company Secretary, was paid a severance payment of US$335,323 in financial year 2008 and has received a two-year consulting agreement.
Best Practice Provision III.7.1 of the Dutch Code provides that members of the Supervisory Board shall not be granted shares by way of remuneration. Although our members of the Supervisory Board are not granted shares by way of remuneration, the guideline contained in the Stock Accumulation Policy provides guidance that they should accumulate a minimum of 1.5 times their annual base board fees in share ownership within the six year period from the date of their appointment as a Supervisory Board director. We believe this practice is to the benefit of the company and is common practice in Australia and the United States.
This report is made in accordance with a resolution of the members of the Joint Board.

M Hammes	L Gries
Chairman	Chief Executive Officer and
Supervisory and Joint Boards	Chairman, Managing Board

Signed Amsterdam, The Netherlands, 9 July 2008
Management’s Discussion & Analysis
Overview
This discussion is intended to provide information that will assist in understanding James Hardie’s (the company’s) 31 March 2008 consolidated financial statements, the changes in significant items in those consolidated financial statements from year to year, and the primary reasons for those changes and the factors and trends which are anticipated to have a material effect on the company’s financial condition and results of operations in future periods. It includes information about James Hardie’s critical accounting policies and how these policies affect its consolidated financial statements, and information about the consolidated financial results of each business segment to provide a better understanding of how each segment and its results affect the financial condition and results of operations as a whole.
James Hardie’s pre-tax results for fiscal years 2008 and 2007 were substantially and adversely affected by asbestos adjustments of US$240.1 million and US$405.5 million, respectively; impairment charges of US$71.0 million and nil, respectively; and AICF SG&A expenses of US$4.0 million and nil, respectively. The asbestos provision was originally recorded in fiscal year 2006 for US$715.6 million for estimated future asbestos-related compensation payments. The company also incurred US$13.6 million and US$17.4 million related to the SCI and other related matters during fiscal years 2007 and 2006, respectively. Information regarding asbestos-related matters and the SCI and other related matters can be found in this discussion and in Note 4.8 of the consolidated financial statements starting on page 87 of this annual report.
The Company and the Building Product Markets
Based on net sales, James Hardie believes it is the largest manufacturer of fibre cement products and systems for internal and external building construction applications in the United States, Australia, New Zealand, and the Philippines. The company’s current primary geographic markets include the United States, Australia, New Zealand, the Philippines, Europe and Canada. Through significant research and development expenditure, James Hardie develops key product and production process technologies that it patents or holds as trade secrets. James Hardie believes that these technologies give it a competitive advantage.
James Hardie’s fibre cement products are used in a number of markets, including new residential construction (single and multi-family housing), manufactured housing (mobile and pre-fabricated homes), repair and remodelling and a variety of commercial and industrial applications (stores, warehouses, offices, hotels, motels, schools, libraries, museums, dormitories, hospitals, detention facilities, religious buildings and gymnasiums). The company manufactures numerous types of fibre cement products with a variety of patterned profiles and surface finishes for a range of applications, including external siding and soffit lining, internal linings, facades, fencing, pipes and floor and tile underlayments. James Hardie believes that in certain construction applications, its fibre cement products and systems provide a combination of distinctive performance, design and cost advantages over competing building products and systems.
The company’s products are primarily sold in the residential housing markets. Residential construction levels fluctuate based on new home construction activity and the repair and renovation of existing homes. These levels of activity are affected by many factors, including home mortgage interest rates, the availability of financing to homeowners to purchase a new home or make improvements to their existing homes, inflation rates, unemployment levels, existing home sales, the average age and the size of housing inventory, consumer home repair and renovation spending, gross domestic product growth and consumer confidence levels. A number of these factors were generally unfavourable during fiscal year 2008, resulting in weaker residential construction activity.
Fiscal Year 2008 Key Results
Total net sales decreased 5% to US$1,468.8 million. However, the asbestos adjustments resulted in an EBIT loss of US$36.6 million compared to an EBIT loss of US$86.6 million. Operating loss from continuing operations decreased to US$71.6 million.
The company’s largest market is North America. Based on the NAHB’s Builder Practices Reports, for the past three years, fibre cement has been one of the fastest growing segments (in terms of market growth) of the US residential exteriors industry. During the year, USA Fibre Cement net sales contributed approximately 78% of total net sales, and its EBIT was the primary contributor to the total company results. Net sales for the USA Fibre Cement business decreased due to a reduction in sales volume, partially offset by a higher average net sales price.
EBIT for the USA Fibre Cement segment decreased from fiscal year 2007 primarily due to decreased sales volume and higher freight costs, which were partially offset by lower selling, general and administrative expenses. Asia Pacific net sales contributed approximately 20% of total net sales, and its EBIT was the second largest contributor to the total company results. Net sales increased in the company’s Asia Pacific businesses due to favourable currency exchange rates of the Asia Pacific business’ currencies compared to the US dollar, increased volume and a higher average Australian dollar net sales price.
The company’s emerging business of Europe Fibre Cement continued to make good progress. Sales in the Europe Fibre Cement business continued to grow steadily, albeit from a low base.
The company recorded asset impairment charges of US$45.6 million in the USA Fibre Cement segment related to the suspension of production at its Blandon, Pennsylvania, plant and buildings and machinery utilised to produce materials for its products; and US$25.4 million in the Other segment related to the closure of its Plant City, Florida, Hardie Pipe plant.

					%
(Millions of US dollars)	2008		2007		Change
Net sales
USA Fibre Cement		$1,144.8		$1,262.3	(9)
Asia Pacific Fibre Cement		298.3		251.7	19
Other		25.7		28.9	(11)

Total net sales		1,468.8		1,542.9	(5)
Cost of goods sold		(938.8)		(969.9)	3

Gross profit		530.0		573.0	(8)
Selling, general and administrative expenses		(228.2)		(214.6)	(6)
Research and development expenses		(27.3)		(25.9)	(5)
SCI and other related expenses		—		(13.6)	—
Impairment charges		(71.0)		—	—
Asbestos adjustments		(240.1)		(405.5)	41

Other operating expense		—		—	—

EBIT		(36.6)		(86.6)	58
Net interest expense		1.1		(6.5)	—

Operating loss from continuing operations before income taxes		(35.5)		(93.1)	62
Income tax benefit (expense)		(36.1)		243.9	—

Operating profit (loss) from continuing operations		$(71.6)		$150.8	—

Net Operating profit (loss)		$(71.6)		$151.7	—
Volume (mmsf)
USA Fibre Cement		1,916.6		2,148.0	(11)
Asia Pacific Fibre Cement		398.2		390.8	2
Average net sales price per unit (per msf)
USA Fibre Cement	US$	597	US$	588	2
Asia Pacific Fibre Cement	A$	862	A$	842	2

Total Net Sales
Total net sales decreased 5% from US$1,542.9 million to US$1,468.8 million.
Net sales from USA Fibre Cement decreased 9% from US$1,262.3 million to US$1,144.8 million due to reduced sales volume, partially offset by a higher average net sales price
Net sales from Asia Pacific Fibre Cement increased 19% from US$251.7 million to US$298.3 million due to favourable currency exchange rates, increased sales volumes and a higher average net sales price. Other net sales decreased 11% from US$28.9 million to US$25.7 million. The decrease was due to reduced sales in the USA Hardie Pipe business, partially offset by improved sales performance in the Europe Fibre Cement business.

USA Fibre Cement
Net sales decreased 9% from US$1,262.3 million to US$1,144.8 million due to decreased sales volume, partially offset by a higher average net sales price. Sales volume decreased 11% from 2,148.0 million square feet to 1,916.6 million square feet for the full year, as the decline in housing construction activity and deteriorating economic conditions led to weaker demand for the company’s products. The average net sales price increased 2% from US$588 per thousand square feet to US$597 per thousand square feet due to price increases and a shift in the product mix.
Despite improved housing affordability as a result of further interest rate cuts, the housing market continued to deteriorate during the year as weaker consumer confidence, tighter lending standards and falling housing prices weighed heavily on demand for new homes. Housing construction starts for the year were at near record lows as builders again attempted to reduce high inventory levels of new homes for sale, and as increased foreclosures placed more existing homes on the market.
Artisan® Lap, the business’ new premium exterior product launched in Atlanta last September, is continuing to be well-received by architects, developers and builders who work in the custom home segment of the market.
Artisan® Lap has now been launched in regions of the Western and Southern Divisions.
Repair and remodelling activity has not been affected to the same extent as the new construction segment of the housing market, however some weakness in repair and remodelling activity has led to sales of the company’s interior products being slightly lower.
The overall rate of market penetration slowed during the year and the business did not buffer the impact of the downturn in housing construction activity to the extent expected. The usual seasonal pick-up in demand that was expected during the latter part of the fourth quarter did not occur and this led to inventory levels for the business at the end of the year being higher than expected.
Although the business is continuing to perform well at the operating income line relative to other participants in the housing sector, the business has shifted its focus for next year to increase margins. The company believes that this shift in focus will not result in funding cuts for key growth initiatives.
For the year, market penetration in the interior and exterior product categories and an increase in the average net sales price helped to partly offset the unfavourable impact of significantly weaker housing construction activity.
Asia Pacific Fibre Cement
Net sales for the full year increased 19% from US$251.7 million to US$298.3 million due to a 17% increase in the average net sales price and 2% increase in sales volumes. Favourable currency exchange rates of the Asia Pacific business’ currencies compared to the US dollar accounted for 15% of the increase in net sales in US dollars. In Australian dollars, net sales increased 4% due to a 2% increase in sales volume and a 2% increase in the average Australian dollar net sales price.
Residential construction activity was slightly weaker in both Australia and New Zealand compared to the same quarter last year. Net sales in the Australia and New Zealand business increased 14% due to favourable foreign currency exchange rates. In Australian dollars, net sales decreased 1% due to a 3% decline in sales volume and a 2% increase in the average net sales price. The decrease in sales volumes was mainly due to the impact of less production days associated with Easter falling in March, compared with April last year. In Australia, sales of Scyon™ branded differentiated products continued to grow and increased as a proportion of the sales mix. Sales of Scyon™ branded products for the year increased 150% compared to the previous fiscal year. Non-differentiated products remain subject to strong price competition. In New Zealand, differentiated products, including Linea® weatherboards, also continued to grow as a proportion of the sales mix. The increase in the average net sales price for the quarter was due to the shift in the Australia and New Zealand sales mix. In the Philippines, net sales were 4% lower, in local currency, compared to the same quarter last year due to a small decrease in sales volumes and the average sales price, largely related to a reduction in export sales.
For the full year, the increase in net sales was driven by stronger primary demand for fibre cement in Australia and New Zealand mainly due to growth in sales of the Scyon™ product range in Australian and Linea® weatherboards in New Zealand, a higher average net sales price and favourable foreign currency movements.

Other
Other sales include sales of Hardie™ pipe in the United States and fibre cement operations in Europe.
USA Hardie Pipe
Net sales for the quarter and full year decreased compared to the same periods last year due to materially lower sales volume resulting from weaker residential and non-residential construction activity in Florida.
Europe Fibre Cement
Sales continued to grow steadily during the quarter and the full year.
Gross Profit
Gross profit decreased 8% from US$573.0 million to US$530.0 million. The gross profit margin decreased 0.9 of a percentage point from 37.1% to 36.2%.
USA Fibre Cement gross profit decreased 12% compared to the same period last year due to lower sales volumes, higher freight costs and higher average unit costs, partially offset by a higher average net sales price. The gross profit margin decreased by 1.3 percentage points.
Asia Pacific Fibre Cement gross profit increased 24% compared to the same period last year. Favourable currency exchange rates of the Asia Pacific business’ currencies compared to the US dollar accounted for 14% of this increase while the underlying Australian dollar business results accounted for the remaining 10% increase. In Australian dollars, gross profit increased 10% due to increased sales volumes, a higher average net sales price and an insurance claim recovery which accounted for 2% of the increase. The gross profit margin increased by 1.4 percentage points.
Selling, General and Administrative (SG&A) Expenses
SG&A expenses increased 6% from US$214.6 million to US$228.2 million, primarily due to higher warranty provisions relating to non-US activities, costs associated with the ASIC proceedings, non-claims handling related operating expenses of the AICF and the impact of the unfavourable currency exchange rates of the Asia Pacific business’ currencies compared to the US dollar. These increases were partially offset by improved SG&A performance of the USA Fibre Cement and Other segments. As a percentage of sales, SG&A expense increased 1.6 percentage points to 15.5%.
SG&A expenses for the full year include non-claims handling related operating expenses of the AICF of US$4.0 million.
ASIC Proceedings
In February 2007, ASIC commenced civil proceedings against JHI NV, a former subsidiary and ten then-present or former officers and directors of the James Hardie group. The civil proceedings concern alleged contraventions of certain provisions of the Corporations Law and/or the Corporations Act connected with the affairs of the company and certain subsidiaries during the period February 2001 to June 2003.
There remains considerable uncertainty surrounding the likely outcome of the ASIC proceedings in the longer term and there is a possibility that the company could become responsible for other amounts in addition to the defence costs. However, at this stage, the company believes that, while incurring such amounts is reasonably possible, the actual amount or range of amounts is not estimable.
Research and Development Expenses
Research and development expenses include costs associated with “core” research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs were 87% higher for the quarter at US$5.6 million and 38% higher for the full year at US$18.0 million.

Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs were 27% lower for the quarter at US$1.9 million and 28% lower for the full year at US$9.3 million.
Impairment Charges
The downturn in US construction activity has prompted the company to review the carrying value of certain long-lived assets. As a result of these reviews, impairments charges of US$38.6 million and US$71.0 million have been taken in the fourth quarter and the full year.
On 31 October 2007, the company announced plans to suspend production at its Blandon, Pennsylvania plant in the US.  The company recorded an asset impairment of US$32.4 million in the quarter ended 31 December 2007 and the year ended 31 March 2008 in its USA Fibre Cement segment.  The impaired assets include buildings and machinery, which were reduced to their estimated fair value based on valuation methods including quoted market prices and discounted future cash flows.  These assets are being held for use by the company.  Between the date of the announcement and 31 March 2008, the company has incurred US$1.4 million of impairment related costs. These impairment related costs are not included in the impairment charge of US$32.4 million and have been included in cost of goods sold and selling, general and administrative expenses in the period in which they were incurred.
On 22 May 2008, the company announced plans to cease production at its Plant City, Florida Hardie Pipe manufacturing facility in the US.  As a result, the company recorded an asset impairment of US$25.4 million in the fourth quarter and the year ended 31 March 2008 in its Other segment. The impaired assets include buildings and machinery, which were reduced to their estimated fair value based on valuation methods including quoted market prices and discounted future cash flows. In addition to the impairment charge, the company has recorded US$1.8 million of impairment related costs in the year ended 31 March 2008.
The company recorded an asset impairment of US$13.2 million in the fourth quarter and the year ended 31 March 2008 related to buildings and machinery used to produce materials for the company’s products. This impairment charge was recorded in its USA Fibre Cement segment. The impaired assets were reduced to their estimated fair value based on valuation methods including quoted market prices and discounted future cash flows.
SCI and Other Related Expenses
During the fourth quarter, SCI and other related expenses were nil compared to US$5.4 million for the same period last year. For the full year, SCI and other related expenses were nil compared to US$13.6 million for the same period last year. Now that the Amended & Restated Final Funding Agreement (Amended FFA) has been implemented, the company anticipates no significant SCI and other related expenses going forward.
Asbestos Adjustments
The asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the Amended FFA that was signed with the NSW Government on 21 November 2006 and approved by the company’s security holders on 7 February 2007.
The asbestos-related assets and liabilities are denominated in Australian dollars. Therefore the reported value of these asbestos-related assets and liabilities in the company’s consolidated balance sheets in US dollars is subject to adjustment, with a corresponding effect on the company’s consolidated statement of operations, depending on the closing exchange rate between the two currencies at the balance sheet date.

The asbestos adjustments for the quarter and full year ended 31 March 2008 are as follows:

Full Year Ended 31 March
US$ Million	FY08	FY07

Change in estimates	$(152.9)	$28.5

Effect of foreign exchange	(87.2)	(94.5)
Impact of tax -effecting the net Amended FFA liability	—	(335.0)

Other adjustments	—	(4.5)

Asbestos adjustments	$(240.1)	$(405.5)

EBIT
EBIT loss for the quarter decreased from US$215.8 million for the same quarter last year to US$181.5 million for the current quarter. EBIT loss for the quarter includes net unfavourable asbestos adjustments of US$182.3 million, AICF SG&A expenses of US$1.3 million, asset impairments of US$38.6 million and impairment related costs of US$2.5 million. For the same period in the prior year, EBIT loss includes net unfavourable asbestos adjustments of US$286.3 million, as shown in the table below.
EBIT loss for the full year decreased from US$86.6 million for last year to US$36.6 million for the current year. EBIT loss for the full year includes net unfavourable asbestos adjustments of US$240.1 million, AICF SG&A expenses of US$4.0 million, asset impairments of US$71.0 million and impairment related costs of US$3.2 million. For the same period in the prior year, EBIT includes net unfavourable asbestos adjustments of US$405.5 million, as shown in the table below.

	Full Year Ended 31 March
EBIT - US$ Millions	FY08	FY07	% Change
USA Fibre Cement	$313.6	$362.4	(13)
Asia Pacific Fibre Cement	50.3	39.4	28.0
Other	(7.3)	(9.3)	22.0
Research & Development	(18.1)	(17.1)	(6.0)
general Corporate	(60.0)	(56.5)	(6.0)
Asset Impairments	(71.0)	—	—
Asbestos adjustments	(240.1)	(405.5)	41.0
AICF SG&A expenses	(4.0)	—	—

EBIT	(36.6)	(86.6)	58.0

Excluding:

Asbestos
Asbestos adjustment	240.1	405.5	(41.0)
AICF SG&A expenses	4.0	—	—

Asset Impairments
Impairment charges	71.0	—	—
Impairment related costs	3.2	—	—

EBIT excluding asbestos and asset impairments	$281.7	$318.9	(12)
			(5)
Net sales	$1,468.8	$1,542.9

EBIT margin excluding asbestos and asset impairments	19.2%	20.7%

USA Fibre Cement EBIT
USA Fibre Cement EBIT for the quarter decreased 41% from US$84.6 million to US$50.3 million, primarily due to reduced gross profit performance which resulted from lower sales volume, higher freight costs, higher average unit costs and a slightly lower average net sales price. For the full year, EBIT decreased 13% from US$362.4 million to US$313.6 million, primarily due to lower volume and higher freight costs, partially offset by lower SG&A spending. The quarter and full year USA Fibre Cement EBIT margin was lower by 7.6 percentage points at 21.6% and 1.3 percentage points at 27.4%, respectively.
Asia Pacific Fibre Cement EBIT
Asia Pacific Fibre Cement EBIT for the quarter increased 22% from US$8.8 million to US$10.7 million. Favourable currency exchange rates of the Asia Pacific business’ currencies compared to the US dollar accounted for 17% of this increase while the underlying Australian dollar business results accounted for the remaining 5% increase. In Australian dollars, Asia Pacific Fibre Cement EBIT for the quarter increased 5% due to an improved gross margin performance partially offset by increased SG&A expenses. The EBIT margin was 0.9 of a percentage point higher at 14.6% for the quarter.
Asia Pacific Fibre Cement EBIT for the full year increased 28% from US$39.4 million to US$50.3 million. Favourable currency exchange rates of the Asia Pacific business’ currencies compared to the US dollar accounted for 16% of this increase while the underlying Australian dollar business results accounted for the remaining 12% increase. In Australian dollars, Asia Pacific Fibre Cement EBIT for the full year increased 12% due to an improved gross margin performance partially offset by increased SG&A expenses. The EBIT margin was 1.2 percentage points higher at 16.9% for the full year.
Other EBIT
The USA Hardie Pipe business recorded a significantly greater EBIT loss for the quarter and full year compared to a small EBIT loss in the same quarter last year and a small positive EBIT for the full year last year.
The Europe Fibre Cement business incurred significantly reduced EBIT losses for the quarter and the full year as it continued to build sales and improve operating margins.
Net Interest (Expense) Income
Net interest (expense) income increased from an expense of US$6.5 million to income of US$1.1 million. The increase was primarily due to interest income of US$9.4 million earned on investments and cash balances held by the AICF and the lack of a make-whole payment in the current year compared to the US$6.0 million make-whole payment made in the prior year. These increases were partially offset by reduced capitalised interest and reduced interest income due to lower cash balances.
Income Tax Benefit (Expense)
Income tax benefit for the quarter decreased from a benefit of US$323.1 million to US$36.8 million. For the full year, income tax decreased from an income tax benefit of US$243.9 million to an income tax expense of US$36.1 million. The company’s effective tax rate on earnings excluding asbestos, asset impairments and tax adjustments was 37.9% for this fiscal year compared to 32.5% for the previous fiscal year. The increase in the effective tax rate excluding asbestos, asset impairments and tax adjustments over the same period in the prior year is due to the impact of the change in the geographical mix of earnings and a reduction in capital expenditures.
With effect from 1 April 2007, the company was required to adopt the provisions of FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes”. The adoption of FIN 48 resulted in the reduction of the company’s consolidated beginning retained earnings of US$78.0 million.
Tax adjustments
The company recorded unfavourable tax adjustments of US$5.8 million for the three months ended 31 March 2008 compared to favourable tax adjustments of US$3.0 million in the same period last year. For the full year ended 31 March 2008 the company recorded unfavourable tax adjustments of US$5.8 million compared to favourable tax adjustments of US$10.4 million in the prior fiscal year. The US$5.8 million tax adjustments in the current year relate to FIN48 adjustments. The tax adjustments made in fiscal year 2007 relate to tax provision write-backs.
Disputed Amended Australian Income Tax Assessment
As announced on 22 March 2006, RCI Pty Ltd (RCI), a wholly owned subsidiary of the company, received an amended assessment from the Australian Taxation Office (ATO) in respect of RCI’s income tax return for the year ended 31 March 1999. The amended assessment relates to the amount of net capital gains arising as a result of an internal corporate restructure carried out in 1998 and has been issued pursuant to the discretion granted to the Commissioner of Taxation under Part IVA of the Income Tax Assessment Act 1936. The original amended assessment issued to RCI was for a total of A$412.0 million.
However, after subsequent remissions of general interest charges (GIC) by the ATO, the total was changed to A$368.0 million, comprising A$172.0 million of primary tax after allowable credits, A$43.0 million of penalties (representing 25% of primary tax) and A$153.0 million of GIC.
RCI is appealing the amended assessment. During fiscal year 2007, the company agreed with the ATO that in accordance with the ATO Receivables Policy, the company would pay 50% of the total amended assessment being A$184.0 million. The company also agreed to guarantee the payment of the remaining 50% of the amended assessment should its appeal not be successful and to pay GIC accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis. Up to 31 March 2008, GIC totalling A$95.2 million has been paid to the ATO. On 15 April 2008, the company paid A$3.3 million in GIC in respect of the quarter ended 31 March 2008. However, the company has not recorded any liability at 31 March 2008 for the remainder of the amended assessment because, at this time, the company believes it is more likely than not that RCI’s view of its tax position will be upheld on appeal.
On 30 May 2007, the ATO issued a Notice of Decision disallowing the company’s objection to the amended assessment. On 11 July 2007, the company filed an application appealing the Objection Decision with the Federal Court of Australia. On 18 February 2008, RCI filed its appeal statement and on 19 February 2008, its amended appeal statement. The hearing date for RCI’s trial is presently scheduled for 8 December 2008.
Net Operating (Loss) Profit
Net operating profit for the quarter decreased from a net operating profit of US$103.1 million to a net operating loss of US$146.9 million. Net operating profit excluding asbestos, asset impairments and tax adjustments decreased 61% from US$51.4 million to US$20.1 million as shown in the table below.
For the full year, net operating profit decreased from a net operating profit of US$151.7 million to a net operating loss of US$71.6 million. Net operating profit excluding asbestos, asset impairments and tax adjustments decreased 20% from US$211.8 million to US$169.7 million as shown in the table below.

	Full Year Ended 31 March
Net Operating Profit - US $ millions	FY08	FY07	% Change
Net operating (loss) profit	$(71.6)	$151.7	—

Excluding:
Asbestos:
Asbestos adjustments	240.1	405.5	(41)
Tax benefit related to asbestos adjustments	(45.8)	(335.0)	—
AICF SG&A costs	4.0	—	—
AICF interest income	(9.4)	—	—
Assets impairments:
Impairment charges (net of tax)	44.6	—	—
Impairment related costs (net of tax)	2.0	—	—
Tax adjustments	5.8	(10.4)	—

Net operating profit excluding asbestos, asset impairments and tax adjustments	$169.7	$211.8	(20)

Liquidity and Capital Resources
The company has historically met its working capital needs and capital expenditure requirements through a combination of cash flow from operations, proceeds from the divestiture of businesses, credit facilities and other borrowings, proceeds from the sale of property, plant and equipment, and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on its short-term or long-term liquidity. The company anticipates it will have sufficient funds to meet its planned working capital and other cash requirements for the next 12 months based on its existing cash balances and anticipated operating cash flows arising during the year. The company anticipates that any cash requirements arising from the Amended FFA will be met from existing cash, unused committed facilities and anticipated future net operating cash flows.
Excluding restricted cash, the company had cash and cash equivalents of US$35.4 million as of 31 March 2008. At that date, it also had credit facilities totalling US$490.0 million, of which US$264.5 million was drawn. The credit facilities are all uncollateralised and consist of the following:

	At 31 March 2008
	Effective	Total	Principal
Description	Interest Rate	Facility	Drawn
(US$ millions)
364-day facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2008	3.61%	$110.0	$90.0

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2010	3.64%	245.0	174.5

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2011	—	45.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	—	90.0	—

Total		$490.0	$264.5

At 31 March 2008, the company had net debt of US$229.1 million, compared with net debt of US$153.9 million at 31 March 2007.
The company’s credit facilities as of 31 March 2008 consist of 364-day facilities in the amount of US$110.0 million which, as of 31 March 2008, expire in December 2008 and extensions to the maturity date to June 2009 have been requested. The company also has term facilities in the amount of US$245.0 million, which expire in June 2010; US$45.0 million, which expire in February 2011; and US$90.0 million, which expire in February 2013.  At 31 March 2008, US$264.5 million was drawn under the combined facilities and US$225.5 million was available, but unused.  The weighted average remaining term of the total credit facilities, US$490.0 million, at 31 March 2008 was 2.4 years. In July 2006, pursuant to an agreement negotiated with the ATO and in accordance with the ATO Receivable Policy, the company made a payment of A$184.0 million (US$162.5 million) along with the provision of a guarantee from JHI NV in favour of the ATO for the unpaid balance of the assessment. The company has also agreed to pay GIC accruing on the unpaid balance of the assessment in arrears on a quarterly basis. Even if the company is ultimately successful in its appeal and the cash deposit is refunded, this procedural requirement to post a cash deposit materially and adversely affects the company’s financial position and liquidity in the intervening period. See “Disputed Amended Australian Income Tax Assessment” above for further information on the ATO amended assessment. If the company is unable to extend its credit facilities, or is unable to renew its credit facilities on terms that are substantially similar to the ones it presently has, it may experience liquidity issues and will have to reduce its levels of planned capital expenditures, reduce or eliminate dividend payments and stock buy-backs or take other measures to conserve cash in order to meet its future cash flow requirements. The company anticipates being able to meet its future payment obligations for the next 12 months from existing cash, unused committed facilities and anticipated future net operating cash flows.
Share Repurchase Program
On 15 August 2007, the company announced a share buy-back program of up to 10% of the company’s issued capital, approximately 46.8 million shares.  The company bought back 2.2 million shares and 35.7 million shares of common stock during the three months and full year ended 31 March 2008, respectively. The bought back shares had an aggregate cost of A$12.7 million (US$11.7 million) and A$236.4 million (US$208.0 million) during the three months and full year ended 31 March 2008, respectively. The average price paid per share of common stock was A$5.77 (US$5.32) and A$6.62 (US$5.83) during the three months and full year ended 31 March 2008, respectively. The US dollar amounts were determined using the weighted average spot rates for the days on which shares were purchased. The company did not purchase any shares during the period between 1 April 2008 and 22 May 2008. The company officially cancelled 35.0 million shares on 31 March 2008.
Cash Flow
Operating cash flow for the full year ended 31 March 2008 increased from cash used of US$67.1 million to cash generated of US$319.3 million. The increase was driven primarily by the payment of a deposit with the ATO pending a disputed amended assessment and payments made to fund the AICF during the year ended 31 March 2007 totaling US$154.8 million and US$151.9 million, respectively, compared to payments of US$9.7 million and nil, respectively, in the current full year. Capital expenditures for the purchase of property, plant and equipment decreased from US$92.6 million to US$38.5 million.
Capital Requirements and Resources
James Hardie’s capital requirements consist of expansion, renovation and maintenance of its production facilities and construction of new facilities. The company’s working capital requirements, consisting primarily of inventory and accounts receivable and payables, fluctuate seasonally during months of the year when overall construction and renovation activity volumes increase.
During the fiscal year ended 31 March 2007, the company met its capital requirements through a combination of internal cash and funds from its credit facilities. As it continues expanding its fibre cement businesses, the company expects to use cash primarily generated from its operations to fund capital expenditures and working capital. During fiscal year 2008, the company expects to spend approximately US$60 million on capital expenditures, including facility upgrades and capital to implement new fibre cement technologies. The company plans to fund any cash flow shortfalls that it may experience due to payments related to the Amened FFA and payments made to the ATO under the amended assessment, with future cash flow surpluses, cash on hand of US$34.1 million at 31 March 2007, and cash that it anticipates will be available to it under credit facilities.
Under the terms of the Amended FFA, the company is required to fund the AICF on an annual basis. The initial funding payment of A$184.3 million was made to the AICF in February 2007 and annual payments will be made each July beginning in July 2007. The amounts of these annual payments are dependent on several factors, including the company’s free cash flow (defined as cash from operations in accordance with GAAP in force at the date of the Original FFA), actuarial estimations, actual claims paid, operating expenses of the AICF and the annual cash flow cap.
The company anticipates that cash flows from operations, net of estimated payments under the Amended FFA, will be sufficient to fund its planned capital expenditure and working capital requirements in the short-term. If the company does not generate sufficient cash from operations to fund its planned capital expenditures and working capital requirements, it believes the cash and cash equivalents of US$34.1 million at 31 March 2007, and the cash that it anticipates will be available to it under credit facilities, will be sufficient to meet any cash shortfalls during at least the next 12 months.
The company expects to rely primarily on increased market penetration of its products and increased profitability from a more favourable product mix to generate cash to fund its long-term growth. Historically, the company’s products have been well-accepted by the market and the product mix has changed towards higher-priced, differentiated products that generate higher margins.
The company has historically reinvested a portion of the cash generated from its operations to fund additional capital expenditures, including research and development activities, which the company believes has facilitated greater market penetration and increased profitability. The company’s ability to meet its long-term liquidity needs, including its long-term growth plan, is dependent on the continuation of this trend and other factors discussed herein. The company expects the dividend payment ratio in the future to be between 50% and 75% of net income before asbestos adjustments, subject to funding requirements.
The company believes its business is affected by general economic conditions and interest rates in the United States and in other countries because these factors affect the number of new housing starts and the level of housing prices. It believes that higher housing prices, which may affect available owner equity and household net worth, are contributors to the currently strong renovation and remodel markets for its products. Over the past several years, favourable economic conditions and historically-reasonable mortgage interest rates in the United States helped sustain new housing starts and renovation and remodel expenditures. However, the ongoing sub-prime mortgage fallout and high current inventory of unsold homes may cause a levelling-off or decrease in new housing starts over the short-term. The company expects that business derived from current US forecasts of new housing starts and continued healthy renovation and remodel expenditures will result in its operations generating cash flow sufficient to fund the majority of its planned capital expenditures.
It is possible that a deeper than expected decline in new housing starts in the United States or in other countries in which the company manufactures and sells its products would negatively impact the company’s growth and its current levels of revenue and profitability and therefore decrease its liquidity and ability to generate sufficient cash from operations to meet its capital requirements. During calendar year 2005, US home mortgage interest rates and housing prices increased, while through calendar year 2006 the US housing affordability index has decreased. The company believes that these economic factors, along with others, may cause a slowdown in growth of US new housing construction over the short-term, which may reduce demand for its products.
Pulp and cement are primary ingredients in James Hardie’s fibre cement formulation which have been subject to price volatility, affecting the company’s working capital requirements. The company expects that cement prices may continue to increase on a regional basis in fiscal year 2008 causing overall prices to remain high. Pulp prices are discounted from a global index, Northern Bleached Softwood Kraft (NBSK), which, based on information the company receives from RISI and other sources, the company predicts to increase through fiscal year 2008 thus causing pulp prices to increase. To minimise additional working capital requirements caused by rising cement prices, the company has sought to enter into regional contracts with suppliers for the purchase of cement that will help mitigate its cement price increases over the longer-term.
Freight costs decreased in fiscal year 2007 primarily due to improved logistics and transport efficiencies despite higher fuel prices. However, the company expects fuel costs will continue to increase.

The collective impact of the foregoing factors, and other factors, including those identified in the Cautionary Note Concerning Forward-Looking Statements, may affect the company’s ability to generate sufficient cash flows from operations to meet its short and longer-term capital requirements. The company believes that it will be able to fund any cash shortfalls for at least the next 12 months with cash that it anticipates will be available under its credit facilities and that it will be able to maintain sufficient cash available under those facilities. Additionally, the company could determine it necessary to reduce or eliminate dividend payments, scale back or postpone its expansion plans and/or take other measures to conserve cash to maintain sufficient capital resources over the short and longer-term.
Capital Expenditures
Our total capital expenditures, including amounts accrued, for continuing operations for fiscal years 2008 was $38.5 million. The capital expenditures were primarily used to create additional low cost, high volume manufacturing capacity to meet increased demand for our fiber cement products and to create new manufacturing capacity for new fiber cement products.
Significant capital expenditures in fiscal year 2008 included (i) expenditures related to a new finishing capability on a new product line and (ii) expenditures related to the implementation of our new ERP software system. Significant capital expenditures in fiscal year 2007 included (i) the completion of construction on the second line at our new Pulaski, Virginia plant and (ii) the completion of construction of, and commencement of production on new ColorPlus® product lines at our Reno, Nevada and Pulaski, Virginia plants. Significant capital expenditures in fiscal year 2006 included (i) completion of construction of, and commencement of production on, the first line at our Pulaski, Virginia plant and (ii) the continued implementation of our ColorPlus® product strategy. This strategy includes constructing additional ColorPlus® coating capacity at our existing plants. In fiscal year 2006, we completed construction of, and commenced production on, a new ColorPlus® product line at our Blandon, Pennsylvania plant. In addition, we began construction on new ColorPlus® coating lines at our Reno, Nevada and Pulaski, Virginia plants.
Contractual Obligations
The following table summarizes our contractual obligations at March 31, 2008:

	Payments Due
		During Fiscal Year Ending March 31,
(In millions)	Total	2009		2010 to 2011		2012 to 2013		Thereafter
Asbestos Liability (1)	$1,576.5	$	N/A	$	N/A	$	N/A	$	N/A
Long-Term Debt	174.5		—		174.5		—		—
Operating Leases	117.8		14.8		25.7		20.6		56.7
Purchase Obligations (2)	9.0		9.0		—		—		—

Total	$1,877.8		$23.8		$200.2		$20.6		$56.7

(1)	The amount of the asbestos liability reflects the terms of the Amended FFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuaries. The asbestos liability also includes an allowance for the future claims-handling costs of the AICF. The table above does not include a break down of payments due each year as such amounts are not reasonably estimable.

(2)	Purchase Obligations are defined as agreements to purchase goods or services that are enforceable and legally-binding on us and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transactions.
Off-Balance Sheet Arrangements
As of March 31, 2008 and 2007, we did not have any material off-balance sheet arrangements
Inflation
We do not believe that inflation has had a significant impact on our results of operations for the fiscal years ended March 31, 2008 or 2007

Seasonality and Quarterly Variability
Our earnings are seasonal and typically follow activity levels in the building and construction industry. In the United States, the calendar quarters ending December and March reflect reduced levels of building activity depending on weather conditions. In Australia and New Zealand, the calendar quarter ending March is usually affected by a slowdown due to summer holidays. In the Philippines, construction activity diminishes during the wet season from June to September and during the last half of December due to the slowdown in business activity over the holiday period. Also, general industry patterns can be affected by weather, economic conditions, industrial disputes and other factors.
Research and Development
For fiscal years 2008 our expenses for research and development was $27.3 million.
We view research and development as key to sustaining our existing market leadership position and expect to continue to allocate significant funding to this endeavor. Through our investment in process technology, we aim to keep reducing our capital and operating costs, and find new ways to make existing and new products.

Outlook
In North America, factors such as high inventory levels of new homes for sale, an increased rate of foreclosures placing more existing properties on the market, weaker economic conditions and consumer sentiment, and tighter mortgage lending standards, all suggest that further weakness in the level of new housing construction activity is likely in the short-term.
To address the prospect of further market weakness, the USA Fiber Cement business underwent a further business reset in April 2008 to enable its cost base to better reflect expected market demand.
The USA Fiber Cement business remains committed to investing in key growth initiatives and expects to further increase market share at the expense of alternative materials and outperform the broader market. However, as a result of the severe decline in housing construction activity and the prospect of a further decline in the short-term, the business has increased its focus on initiatives that build operating income performance.
In Asia Pacific Fiber Cement, according to the Housing Industry Association of Australia and InfoMetrics New Zealand, the short-term outlook is for residential construction activity to be flat in Australia, weaker in New Zealand and for construction activity in the Philippines to be stronger. The business expects to continue to grow primary demand for fiber cement and increase market shares through its range of differentiated products in Australia and New Zealand. Non-differentiated products are expected to remain subject to strong competition.
Changes to our asbestos liability to reflect changes in foreign exchange rates or updates to the actuarial estimate and the other matters referred to in Item 3, “Key Information — Forward-Looking Statements,” may have a material impact on our consolidated financial statements.
Critical Accounting Policies
The accounting policies affecting our financial condition and results of operations are more fully described in Note 1 of our consolidated financial statements. Certain of our accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. Management bases its estimates on historical experience and other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying value of assets and liabilities and the reported amounts of revenues and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our consolidated financial statements and the uncertainties that could impact our results of operations, financial condition and cash flows.
Accounting for Contingencies
We account for loss contingencies in accordance with SFAS No. 5 under which we accrue amounts for losses arising from contingent obligations when the obligations are probable and the amounts are reasonably estimable. As facts concerning contingencies become known, we reassess our situation and make appropriate adjustments to the consolidated financial statements.
Accounting for the Amended FFA
Prior to March 31, 2007, our consolidated financial statements included an asbestos provision relating to our anticipated future payments to the AICF based on the terms of the Original FFA.
In February 2007, the Amended FFA was approved to provide long-term funding to the AICF, a special purpose fund that provides compensation for Australian asbestos-related personal injury and death claims for which the Former James Hardie Companies are found liable.
The amount of the asbestos liability reflects the terms of the Amended FFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of projected future cash flows prepared by KPMG Actuaries. Based on the their assumptions, the KPMG Actuaries arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The Company views the central estimate as the basis for recording the asbestos liability in the Company’s financial statements, which under U.S. GAAP, it considers the best estimate under SFAS No. 5. The asbestos liability includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.
The asbestos liability also includes an allowance for the future operating costs of the AICF.
In estimating the potential financial exposure, KPMG Actuaries have made a number of assumptions. These include an estimate of the total number of claims by disease type which are reasonably estimated to be asserted through 2071, the typical average cost of a claim settlement (which is sensitive to, among other factors, the industry in which the plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is being brought), the legal costs incurred in the litigation of such claims, the proportion of claims for which liability is repudiated, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims, the timing of settlements of future claims and the long-term rate of inflation of claim awards and legal costs.
Further, KPMG Actuaries have relied on the data and information provided by the AICF and assumed that it is accurate and complete in all material respects. The actuaries tested the data for reasonableness and consistency, but have not verified the information independently nor established the accuracy or completeness of the data and information provided or used for the preparation of the report.
Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, as well as the extent to which the above-named entities will contribute to the overall settlements, the actual amount of liability could differ materially from that which is currently projected and could result in significant debits or credits to the consolidated balance sheet and statement of operations.
An updated actuarial assessment will be performed as of March 31 each year. Any changes in the estimate will be reflected as a charge or credit to the consolidated statements of operations for the year then ended. Material adverse changes to the actuarial estimate would have an adverse effect on our business, results of operations and financial condition.
Sales Rebates and Discounts
We record estimated reductions to sales for customer rebates and discounts including volume, promotional, cash and other rebates and discounts. Rebates and discounts are recorded based on management’s best estimate when products are sold. The estimates are based on historical experience for similar programs and products. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.
Accounts Receivable
We evaluate the collectability of accounts receivable on an ongoing basis based on historical bad debts, customer credit-worthiness, current economic trends and changes in our customer payment activity. An allowance for doubtful accounts is provided for known and estimated bad debts. Although credit losses have historically been within our expectations, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. Because our accounts receivable are concentrated in a relatively small number of customers, a significant change in the liquidity or financial position of any of these customers could impact their ability to make payments and result in the need for additional allowances which would decrease our net sales
Inventory
Inventories are recorded at the lower of cost or market. In order to determine market, management regularly reviews inventory quantities on hand and evaluates significant items to determine whether they are excess, slow-moving or obsolete. The estimated value of excess, slow-moving and obsolete inventory is recorded as a reduction to inventory and an expense in cost of sales in the period it is identified. This estimate requires management to make judgments about the future demand for inventory, and is therefore at risk to change from period to period. If our estimate for the future demand for inventory is greater than actual demand and we fail to reduce manufacturing output accordingly, we could be required to record additional inventory reserves, which would have a negative impact on our gross profit

Accrued Warranty Reserve
We offer various warranties on our products, including a 50-year limited warranty on certain of our fiber cement siding products in the United States. Because our fiber cement products have only been used in North America since the early 1990s, there is a risk that these products will not perform in accordance with our expectations over an extended period of time. A typical warranty program requires that we replace defective products within a specified time period from the date of sale. We record an estimate for future warranty-related costs based on an analysis of actual historical warranty costs as they relate to sales. Based on this analysis and other factors, we adjust the amount of our warranty provisions as necessary. Although our warranty costs have historically been within calculated estimates, if our experience is significantly different from our estimates, it could result in the need for additional reserves.
Accounting for Income Tax
We account for income taxes according to FASB’s Statement No. 109, “Accounting for Income Taxes,” under which we compute our deferred tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. We must assess whether, and to what extent, we can recover our deferred tax assets. If full or partial recovery is unlikely, we must increase our income tax expense by recording a valuation allowance against the portion of deferred tax assets that we cannot recover. We believe that we will recover all of the deferred tax assets recorded (net of valuation allowance) on our consolidated balance sheet at March 31, 2008. However, if facts later indicate that we will be unable to recover all or a portion of our net deferred tax assets, our income tax expense would increase in the period in which we determine that recovery is unlikely.
We account for uncertain income tax positions according to FIN 48, “Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No.109.” Due to our size and the nature of our business, we are subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to various positions we assert on our income tax returns. Positions taken by an entity in its income tax returns must satisfy a more-likely-than-not recognition threshold, assuming that the positions will be examined by taxing authorities with full knowledge of all relevant information, in order for the positions to be recognized in the consolidated financial statements. Each quarter we evaluate the income tax positions taken, or expected to be taken, to determine whether these positions meet the more-likely-than-not threshold prescribed by FIN 48. We are required to make subjective judgments and assumptions regarding our income tax exposures and must consider a variety of factors, including the current tax statutes and the current status of audits performed by tax authorities in each tax jurisdiction. To the extent an uncertain tax position is resolved for an amount that varies from the recorded estimated liability, our income tax expense in a given financial statement period could be materially affected.

Definitions
Financial Measures – US GAAP equivalents
EBIT and EBIT margin – EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. James Hardie believes EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by management to measure the operating profit or loss of its business. EBIT is one of several metrics used by management to measure the earnings generated by the company’s operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by its Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as the company has defined them, may not be comparable to similarly titled measures reported by other companies.
Operating profit – is equivalent to the US GAAP measure of income.
Net operating profit – is equivalent to the US GAAP measure of net income.
Sales Volumes
mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Financial Ratios
Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity.
Net interest expense cover – EBIT divided by net interest expense.
Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.
Net debt payback – Net debt (cash) divided by cash flow from operations.
Net debt (cash) – short-term and long-term debt less cash and cash equivalents.

Non-US GAAP Financial Measures
EBIT and EBIT margin excluding asbestos and asset impairments – EBIT and EBIT margin excluding asbestos and asset impairments are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

US$ Millions	FY08	FY07

EBIT	$(36.6)	$(86.6)

Asbestos:
Asbestos adjustments	240.1	405.5
AICF SG&A expenses	4.0	—

Asset impairments:
Impairment charges	71.0	—
Impairment related costs	3.2	—

EBIT excluding asbestos and asset impairments	281.7	318.9

Net Sales	$1,468.8	$1,542.9

EBIT margin excluding asbestos and asset impairments	19.2%	20.7%

Net operating profit excluding asbestos, asset impairments and tax adjustments – Net operating profit excluding asbestos, asset impairments and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes.

US$ Millions	FY08	FY07

Net operating (loss) profit	$(71.6)	$151.7

Asbestos:
Asbestos adjustments	240.1	405.5
AICF SG&A expenses	4.0	—
AICF interest income	(9.4)	—
Tax benefit related to asbestos adjustments	(45.8)	(335.0)

Asset impairments:
Impairment charges (net of tax)	44.6	—
Impairment related costs (net of tax)	2.0	—

Tax adjustments	5.8	(10.4)

Net operating profit excluding asbestos, asset impairments and tax adjustments	$169.7	$211.8

Diluted earnings per share excluding asbestos, asset impairments and tax adjustments – Diluted earnings per share excluding asbestos, asset impairments and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

US$ Millions	FY08	FY07

Net operating profit excluding asbestos, asset impairments and tax adjustments	$169.7	$211.8

Weighted average common shares outstanding — Diluted (millions)	456.1	466.4

Diluted earnings per share excluding asbestos, asset impairments and tax adjustments (US cents)	37.2	45.4

		-18.1%

Note:

Loss =>	the weighted average common shares outstanding-diluted should be excluding dilutive effect of stock options

Profit =>	the weighted average common shares outstanding-diluted should be including dilutive effect of stock options
Effective tax rate excluding asbestos, asset impairments and tax adjustments – Effective tax rate excluding asbestos, asset impairments and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

US$ Millions	FY08	FY07

Operating loss before income taxes	$(35.5)	$(93.1)

Asbestos :
Asbestos adjustments	240.1	405.5
AICF SG&A expenses	4.0	—
AICF interest income	(9.4)	—

Asset impairments :
Impairment charges	71.0	—
Impairment related costs	3.2	—

Operating profit before income taxes excluding asbestos and asset impairments	$273.4	$312.4

Income tax benefit (expense)	(36.1)	243.9

Tax benefit related to asbestos adjustments	(45.8)	(335.0)

Tax benefit related to asset impairments	(27.6)	—

Tax adjustments	5.8	(10.4)

Income tax expense excluding asbestos, asset impairments and tax adjustments	(103.7)	(101.5)

Effective tax rate excluding asbestos, asset impairments and tax adjustments	37.9%	32.5%

EBITDA – Is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

US$ Millions	FY08	FY07

EBIT	$(36.6)	$(86.6)
Depreciation and amortisation	56.5	50.7

EBITDA	$19.9	$(35.9)

Abbreviations
The following abbreviations are used throughout this annual report:
AICF – Asbestos Injuries Compensation Fund.
Amended FFA – Amended Final Funding Agreement.
ASIC – Australian Securities and Investments Commission.
ATO – Australian Taxation Office.
FFA – Final Funding Agreement.
NSW – New South Wales.

Corporate Governance for 2008 annual report
These Corporate Governance Principles contain an overview of our corporate governance framework, and were developed and approved by the Nominating and Governance Committee and, on its recommendation, adopted by the Joint, Supervisory and Managing Boards in May 2008.
These Corporate Governance Principles, as well as our Articles of Association, Board and Board Committee charters and key company policies, as updated from time to time, are available from the Investor Relations area of our website (www.jameshardie.com) or by requesting a printed copy from the Company Secretary at the company’s head office at Atrium, 8th Floor, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands.
1. Corporate Governance at James Hardie
As a trans-national organisation, James Hardie operates under the regulatory requirements of numerous jurisdictions and organisations, including the Dutch Authority Financial Markets (AFM), the Australian Securities Exchange (ASX), the Australian Securities and Investments Commission (ASIC), the New York Stock Exchange (NYSE), the US Securities and Exchange Commission (SEC) and various other rule-making bodies.
We believe it is important that our behaviour reflects the spirit, as well as the letter, of the law and we aim to govern the company in a way that meets or exceeds appropriate community expectations. James Hardie’s corporate governance framework is reviewed regularly and updated as appropriate to reflect what we believe are our and our stakeholders’ interests, changes in law and current best practices. Last year, the Nominating and Governance Committee and Supervisory Board conducted a review of our corporate governance structure and practices. We have considered the regulatory requirements and current best practices in The Netherlands, Australia and the United States and, where these vary across these jurisdictions, we have adopted what we consider to be the standards most appropriate to James Hardie.
Our corporate governance framework incorporates a number of processes and policies designed to provide the Joint, Supervisory and Managing Boards (the Boards) with appropriate assurance about the operations and governance of the company and thereby protect shareholder value. Further details of these processes and policies are set out in this report.
2. Board structure
2.1 Three Boards
James Hardie has a multi-tiered board structure, which is consistent with Dutch corporate law. This structure consists of a Joint Board, a Supervisory Board and a Managing Board. The Joint Board is comprised of all non-executive directors and our CEO and is therefore the equivalent of a full board of directors of a company in the United States or Australia.
The responsibilities of our Boards and Board Committees are formalised in charters. Our Articles of Association and these charters reserve certain matters to one or more Boards and/or Board Committees. This division of duties facilitates the Supervisory and Joint Boards providing strategic guidance to the Managing Board as well as providing appropriate supervision of the Managing Board’s activities. Apart from the matters specifically reserved to the Joint or Supervisory Board or one of the Board Committees, or any matters the Supervisory Board determines require its approval, the Managing Board has the authority to manage the company. During the fiscal year the Boards reviewed this division of duties with the assistance of an external advisor and made no changes.
In discharging its duties, each Board aims to take into account the interests of James Hardie, its enterprise (including the interests of its employees), shareholders, other stakeholders and all other parties involved in or with James Hardie.
2.2 Supervisory Board
The Supervisory Board includes only non-executive directors and must have at least two members, or a higher number as determined by the Supervisory Board. Supervisory Board directors are appointed by our shareholders at the Annual General Meeting (AGM), or by the Supervisory Board if there is a vacancy. The Supervisory Board and our shareholders have the right to nominate candidates for the Supervisory Board. Supervisory Board directors may be dismissed by our shareholders at the AGM.
In discharging their duties, Supervisory Board directors are provided with direct access to senior executives and outside advisors and auditors. The Supervisory Board, Board Committees and individual directors may all seek independent professional advice at the company’s expense for the proper performance of their duties.
The Supervisory Board supervises and provides advice to the Managing Board, and is responsible for, amongst other matters:
–	nominating Managing Board directors for election by shareholders;

–	appointing and removing the CEO and the Chairman of the Managing Board;

–	approving Managing Board decisions relating to specified matters or above agreed thresholds;

–	approving the strategic plan and annual budget proposed by the Managing Board;

–	approving the annual financial accounts;

–	supervising the policy and actions pursued by the Managing Board;

–	supervising the general course of affairs of James Hardie and the business enterprise it operates; and approving issues of new shares.
2.3 Managing Board
The Managing Board includes only executive directors and must have at least two members, or such higher number as determined by the Supervisory Board. The Managing Board directors are appointed by our shareholders at our AGM. The Supervisory Board may appoint interim officers to the Managing Board if there is a vacancy on the Managing Board. The Supervisory Board and our shareholders may nominate candidates for the Managing Board.
The Supervisory Board appoints one Managing Board director as its Chairman and one member as its CEO. The Supervisory Board has appointed our current CEO to chair the Managing Board.
Managing Board directors may be dismissed by our shareholders at the AGM and may be suspended at any time by the Supervisory Board.
The Managing Board is accountable to the Supervisory Board, the Joint Board and to the AGM for the performance of its duties, and is responsible for the day-to-day management of the company, including:
–	administering the company’s general affairs, operations and finance;

–	preparing a strategic plan and budget setting out operational and financial objectives, implementation strategy and parameters for the company for the next three years, for approval by the Joint and Supervisory Boards;

–	ensuring the implementation of the company’s strategic plan;

–	preparing quarterly and annual accounts, management reports and media releases;

–	monitoring the company’s compliance with all relevant legislation and regulations and managing the risks associated with the company’s activities;

–	reporting and discussing the company’s internal risk management and control systems with the Supervisory Board and the Audit Committee; and

–	representing, entering into and performing agreements on behalf of the company.
2.4 Joint Board
The Joint Board consists of between three and twelve members as determined by the Supervisory Board’s Chairman, or a greater number as determined by our shareholders at the AGM. The Joint Board includes all of the Supervisory Board directors as well as our CEO.
The Joint Board is allocated specific tasks under the Articles of Association, but is primarily a forum for communications between the Managing Board and Supervisory Board. It is responsible for:
–	supervising the general course of affairs of James Hardie;

–	approving declaration of dividends;

–	approving any share buy-back programs and cancelling the shares bought back;

–	approving issues of new shares;

–	approving any significant changes in the identity or nature of the company;

–	approving the strategy set by the Managing Board;

–	monitoring company performance; and

–	maintaining effective external disclosure policies and procedures.
The core responsibility of the Joint Board is to oversee the general course of affairs of the company by exercising business judgment in the best interests of the company and its stakeholders.
3. Operation of the Board
3.1 Board Meetings
The Joint Board and Supervisory Board generally meet concurrently, at least five times a year or whenever the Chairman or two or more members have requested a meeting. Joint Board and Supervisory Board meetings are generally held at the company’s offices in The Netherlands, but may be held elsewhere. At each physical meeting, the Supervisory Board meets in executive session without management present for at least part of the meeting. The Joint and Supervisory Boards may also pass resolutions by written consent.
The Managing Board generally meets at least monthly and the majority of its meetings are held at the company’s offices in The Netherlands.
The number of Board and Board Committee meetings held, and each director’s attendance during the year, is set out below:
Attendance at Board and Board Committee meetings during the year ended 31 March 2008

	BOARD								BOARD COMMITTEE
													NOMINATING
													AND
NAME	JOINT			SUPERVISORY			MANAGING		AUDIT		REMUNERATION		GOVERNANCE
	A1	B2		A	B		A	B	A	B	A	B	A	B
SUPERVISORY AND JOINT BOARD DIRECTORS
DIRECTOR
Brian Anderson	11	10	[3]	11	10	[3]	—	—	7	7	—	—	—	—
David Andrews	5	4	[3]	5	4	[3]	—	—	—	—	2	2	2	1
John Barr[4]	11	10	[3]	11	10	[3]	—	—	—	—	6	6	4	3
Don DeFosset	11	11		11	11		—	—	—	—	—	—	—	—
Michael Hammes	11	10	[3]	11	10	[3]	—	—	4	4	—	—	—	—
James Loudon	11	10	[3]	11	10	[3]	—	—	7	7	6	6	—	—
Donald McGauchie	11	10	[3]	11	10	[3]	—	—	—	—	6	5	4	4
Rudy van der Meer	11	9	[3]	11	9	[3]	—	—	—	—	—	—	4	4
Catherine Walter	7	7		7	7		—	—	4	4	—	—	—	—
MANAGING BOARD DIRECTORS
Louis Gries	11	11		—	—		24	24	—	—	—	—	—	—
Russell Chenu	—	—		—	—		24	24	—	—	—	—	—	—
FORMER DIRECTOR
Benjamin Butterfield	—	—		—	—		9	7	—	—	—	—	—	—

[1]	Number of meetings held during the period the director was a member of the Board and/or Board Committee.

[2]	Number of meetings attended during the period the director was a member of the Board and/or Board Committee.

[3]	Non attendance refers to a telephonic meeting of the Joint and Supervisory Boards.

[4]	John Barr retired as a Joint and Supervisory Board director effective 31 March 2008.
3.2 Director Qualifications
Directors have skills, qualifications, experience and expertise which assist the Boards to fulfil their responsibilities, and assist the company to create shareholder value. The skills, qualifications, experience and relevant expertise of each director, and his or her term of appointment, are summarised on pages 2 of this annual report and also appears in the Investor Relations area of our website (www.jameshardie.com).
Directors must be able to devote a sufficient amount of time to prepare for, and effectively participate in, Board and Board Committee meetings. The Nominating and Governance Committee reviews the other commitments of Supervisory Board members each year.
3.3 Succession Planning
The Supervisory Board, together with the Nominating and Governance Committee, has developed, and periodically revises with the CEO, management succession plans, policies and procedures for our CEO and other senior executives.
Joint and Supervisory Board renewal has been a priority for the Supervisory Board and Nominating and Governance Committee during recent years. A number of new directors have been appointed since the finalisation of the long-term asbestos compensation arrangements. These directors were appointed because they brought skills and experience to the Supervisory Board that the Nominating and Governance Committee believed were required to help achieve the desired profile for the Supervisory Board.
The desired profile of the Supervisory and Managing Boards is discussed regularly. The matters considered include the Supervisory Board’s assessment of its needs and whether the current Board directors, and their current number, mix of skills, qualifications, experience, expertise and geographic location are appropriate to maximise the Supervisory Board’s effectiveness.
During the last year, the Supervisory Board determined that a smaller Supervisory Board was more appropriate to the operations of the company and resolved to reduce the size of the Supervisory Board to seven members following the previously announced retirements of Messrs Barr, Loudon and DeFosset and the appointment of Mr D Harrison. The last of these changes will take effect on August 31 2008 when Mr DeFosset’s retirement takes effect.
3.4 Retirement and Tenure Policy
The company has adopted the recommendation of the Dutch Corporate Governance Code (the Dutch Code) limiting tenure of Supervisory Board directors to 12 years, unless the Supervisory Board determines that it would be in the best interests of the company for the director to serve longer than this period. None of our current Supervisory Board directors has served for more than 12 years.
There is no tenure policy for Managing Board directors. However, the performance of Managing Board directors is assessed annually.
3.5 Board Evaluation
The Nominating and Governance Committee supervises the Board evaluation process and makes recommendations to the Supervisory Board.
During the year, a purpose-designed survey was used to assess the operation of the Supervisory Board and each Board Committee, and the results were reviewed and discussed by the Nominating and Governance Committee and the Supervisory Board. The Chairman discussed with each Supervisory Board director, and the Deputy Chairman discussed with the Chairman, his or her performance and contribution to the effectiveness of the Joint and Supervisory Boards. Every two to three years, the Joint and Supervisory Boards will engage an external facilitator to assist in this process to provide an outside perspective on their effectiveness. The next such review is scheduled for fiscal year 2009.
The Nominating and Governance Committee and the Supervisory Board annually discuss, without Managing Board directors present, the performance of the CEO, the other Managing Board directors and the Managing Board as a corporate body and the Chairman provides that feedback to the CEO. The CEO uses that feedback as part of the annual review of the other Managing Board directors.

3.6 Director Re-election
No director (other than the CEO) shall hold office for a continuous period of more than three years, or past the end of the third AGM following his or her appointment, whichever is longer, without submitting him or herself for re-election. A person appointed to the Boards to fill a vacancy must submit him or herself for re-election at the next AGM.
Directors are not automatically nominated for re-election at the end of their three-year term. Nomination for re-election is based on their individual performance and the company’s needs. The Nominating and Governance Committee and the Supervisory Board discuss in detail the performance of each director due to stand for re-election at the next AGM before deciding whether to recommend their re-election.
The CEO is not required to stand for re-election as a Managing Board director as long as individual remains as the CEO. This is a departure from the Best Practice Provisions of the Dutch Code, but the company believes it is appropriate as it supports the continuity of management performance.
3.7 Independence
The company requires the majority of directors on the Supervisory and Joint Boards and Board Committees, as well as the Chairman of the Joint and Supervisory Boards to be independent, unless a greater number is required to be independent under the rules and regulations of ASX, the NYSE or any other regulatory body.
Each year the Supervisory Board, together with the Nominating and Governance Committee, assesses each Supervisory Board director and their responses to a lengthy questionnaire containing matters relevant to his or her independence according to the rules and regulations of the Dutch Code, the NYSE and SEC as well as the ASX Corporate Governance Council recommendations. Following this assessment, the Supervisory Board has determined that each Supervisory Board director is independent.
All directors are expected to bring their independent views and judgment to the Boards and Board Committees and must declare any potential or actual conflicts of interest.
The Supervisory Board has not set materiality thresholds for assessing independence and considers all relationships on a case-by-case basis, considering the accounting standards’ approach to materiality and the rules and regulations of the applicable exchange or regulatory body.
The Supervisory Board considered the following specific matters prior to determining that each Supervisory Board director was independent:
–	Donald McGauchie is Chairman of Telstra, Australia’s leading telecommunications company, from whom the company purchases communications services;

–	Brian Anderson is a director of Pulte Homes, a home builder in the Unites States. Pulte Homes does not buy any James Hardie products directly from James Hardie, although it does buy James Hardie products through the company’s customers; and

–	Rudy van der Meer is a Member of the Supervisory Board of ING Bank Nederland N.V. and ING Verzekeringen (Insurance) Nederland N.V. Entities in the ING Group provide financial services to the company. In each case those entities were providing these services to the company at the same or lower volumes prior to Mr van der Meer becoming a Supervisory Board director.
Any transactions mentioned above were in accordance with arms length and normal terms and conditions and were not material to any of the companies listed above or to James Hardie. Each of these relationships were in existence and disclosed before the person in question became a Supervisory Board director. It is not considered that these directors had any influence over these transactions.
3.8 Orientation
The company has an orientation program for new directors. The program includes an overview of the company’s governance arrangements and directors’ duties in The Netherlands, the United States and Australia; plant and market tours to impart relevant industry knowledge; briefings on the company’s risk management and control framework, financial results and key risks and issues; and meeting the CEO and members of senior management. New directors are provided with orientation materials including relevant corporate documents and policies.

3.9 Board Continuing Development
The company operates within a complex geographical and regulatory framework. The Nominating and Governance Committee has adopted a yearly timetable for continuing development to build the Supervisory Board’s understanding of the company’s operations and regulatory environment, including updates on topical developments. The training is coordinated by the Company Secretary and time is set aside at each physical Joint and Supervisory Board meeting for continuing development.
3.10 Letter of Appointment
Each incoming director of the Supervisory and Managing Boards receives a letter of appointment setting out the key terms and conditions of his or her appointment and the Company’s expectations of them in that role.
3.11 Chairman
The Supervisory Board appoints one of its members as the Chairman and that person also becomes the Chairman of the Joint Board. The Chairman must be an independent, non-executive director. The Chairman appoints the Deputy Chairman.
The Chairman co-ordinates the Supervisory Board’s duties and responsibilities and acts as the main contact with the Managing Board. The Chairman:
–	provides leadership to the Joint and Supervisory Boards;

–	chairs Joint and Supervisory Board and shareholder meetings;

–	facilitates Joint and Supervisory Board discussion; and

–	monitors, evaluates and assesses the performance of the company’s Boards and Board Committees.
The Chairman may not be the Chairman of the Remuneration or Audit Committee. The Chairman also may not be the CEO, other than in exceptional circumstances and/or for a short period of time.
The current Chairman is Mr Hammes and the current Deputy Chairman is Mr McGauchie.
3.12 Remuneration
A detailed description of the company’s remuneration policies for directors and executives, and the link to performance, is set out in the Remuneration Report within the Directors’ Report on pages 7-36 of this annual report.
3.13 Indemnification
Our Articles of Association provide for an indemnification of any person who is (or keep indemnified any person who was) a Board director or one of our employees, officers or agents, who suffers any loss as a result of any action in connection with their service to us, provided they acted in good faith in carrying out their duties and in a manner they reasonably believed to be in our interest. This indemnification will generally not be available if the person seeking indemnification acted with gross negligence or wilful misconduct in performing their duties. A court in which an action is brought may, however, determine that indemnification is appropriate nonetheless.
The company and some of its subsidiaries have provided Deeds of Access, Insurance and Indemnity to Board directors and senior executives who are officers or directors of the company or its subsidiaries. The indemnities provided are consistent with the Articles of Association and relevant laws.
3.14 Evaluation of Management
At least once a year, the CEO, Remuneration Committee and the Supervisory Board review the performance of each member of the Senior Leadership Team against agreed performance measures. This discussion is separate from and occurs at a meeting different from the discussion on management succession planning. The CEO uses this feedback to assist in the annual review of the Senior Leadership Team. This process was followed during the fiscal year.

3.15 Information for the Board
Joint and Supervisory Board directors receive timely and necessary information to allow them to fulfil their duties, including access to senior executives if required. The Nominating and Governance Committee periodically reviews the format, timeliness and content of information provided to the Joint and Supervisory Boards.
The Joint and Supervisory Boards have regular discussions with the Managing Board on the company’s strategy and performance, including two sessions every year where they spend an entire day discussing the company’s strategy and progress. The Boards have also scheduled an annual calendar of topics to be covered to assist them to properly discharge all of their responsibilities.
The Supervisory Board receives and reviews the minutes of meetings of each Board Committee’s deliberations and findings and the minutes of each Managing Board meeting, in addition to receiving oral reports from each Board Committee Chairman. Supervisory Board directors receive a copy of all Board Committee papers for physical meetings and all minutes for all Board Committee meetings and may attend any Board Committee meeting, whether or not they are members of the Board Committee.
4. Board Committees
The Board Committees are all committees of the Supervisory Board and comprise the Audit Committee, the Nominating and Governance Committee and the Remuneration Committee. Each Board Committee reviewed and updated its charter during the year. The charters are available from the Investor Relations area of our website (www.jameshardie.com).
Each Board Committee meets at least quarterly and has scheduled an annual calendar of meeting and discussion topics to assist it to properly discharge all of its responsibilities.
The Supervisory Board may also form ad hoc committees from time to time. Over the course of the last fiscal year, a Special Matter Committee met once in relation to the company’s response to the proceedings brought by ASIC.
4.1 Audit Committee
The Audit Committee oversees the adequacy and effectiveness of the company’s accounting and financial policies and controls. The key aspects of the terms of reference followed by our Audit Committee are set out in this report. The Audit Committee meets at least quarterly in a separate executive session with the External and Internal Auditor.
Currently, the members of the Audit Committee are Mr Anderson (Chairman), Mr Loudon and Mrs Walter. Mr Hammes was a member until 31 January 2008 when he was appointed Chairman of the Joint and Supervisory Boards. It is expected that Mr Harrison will join the Audit Committee in August 2008.
All members of the Audit Committee must be financially literate and must have sufficient business, industry and financial expertise to act effectively as members of the Audit Committee. At least one member of the Audit Committee shall be an “audit committee financial expert” as determined by the Nominating and Governance Committee and the Supervisory Board in accordance with the SEC rules. These may be the same person. The Nominating and Governance Committee and the Supervisory Board have determined that Messrs Anderson and Loudon are “audit committee financial experts”. It is expected that Mr Harrison will also be nominated as an “audit committee financial expert”, once he joins the Audit Committee in August 2008.
Under the NYSE listing standards that apply to US companies, if a member of an audit committee simultaneously serves on the audit committees of more than three public companies, the listed company’s board must determine that such simultaneous service will not impair the ability of this member to effectively serve on the listed company’s audit committee. Although the company is not bound by this provision, it follows it voluntarily. Mr Anderson serves on the audit committees of three public companies in addition to our Audit Committee. The Supervisory Board has determined that such simultaneous service does not impair his ability to effectively serve on our Audit Committee.
The Audit Committee provides advice and assistance to the Supervisory Board in fulfilling its responsibilities and, amongst other matters:
–	overseeing the company’s financial reporting process and reports on the results of its activities to the Supervisory Board;

–	reviewing with management and the External Auditor the company’s annual and quarterly financial statements and reports to shareholders;
–	discussing earnings releases as well as information and earnings guidance provided to analysts;

–	reviewing and assessing the company’s risk management policies and procedures;
–	having general oversight of the appointment and provision of all external audit services to the company and the company’s internal audit function;
–	reviewing the adequacy and effectiveness of the company’s internal compliance and control procedures;

–	reviewing the company’s compliance with legal and regulatory requirements; and
–	establishing procedures for complaints regarding accounting, internal accounting controls and auditing matters, including any complaints from whistleblowers.
Conflicts of Interest
The Audit Committee oversees the company’s Code of Business Conduct and Ethics policy and other business-related conflict of interest issues as they arise.
Reporting
The Audit Committee will inform the Supervisory Board of any general issues that arise with respect to the quality or integrity of the company’s financial statements, the company’s compliance with legal or regulatory requirements, the company’s risk management systems, the performance and independence of the External Auditor, or the performance of the internal audit function.
4.2 Nominating and Governance Committee
The Nominating and Governance Committee is responsible for:
–	identifying individuals qualified to become Managing Board or Supervisory Board directors;
–	recommending to the Supervisory Board candidates for the Managing Board or Supervisory Board (to be appointed by shareholders at the AGM);
–	overseeing the evaluation of the Supervisory and Managing Boards and senior management;

–	assessing the independence of each Supervisory Board director;

–	operation of the AIM and AGM; and

–	performing a leadership role in shaping the company’s corporate governance policies.
The current members of the Nominating and Governance Committee are Mr McGauchie (Chairman), Mr van der Meer and Mr Andrews. Mr Barr was a member of the Nominating and Governance Committee throughout the year, until his resignation as a director effective on 31 March 2008.
4.3 Remuneration Committee
The Remuneration Committee oversees the company’s overall remuneration structure, policies and programs; assesses whether the company’s remuneration structure establishes appropriate incentives for management and employees; and approves any significant changes in the company’s remuneration structure, policies and programs. It also:
–	administers and makes recommendations on the company’s incentive compensation and equity-based remuneration plans;
–	reviews the remuneration of Supervisory Board directors;

–	reviews the remuneration policy for Managing Board directors; and
–	makes recommendations to the Supervisory Board on the company’s recruitment, retention and termination policies and procedures for senior management.
Members of the Remuneration Committee must qualify as “non-employee directors” for the purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and “outside directors” for the purposes of Section 162(m) of the US Internal Revenue Code.
Further details on the role of the Remuneration Committee are disclosed in the Remuneration Report within the Directors’ Report on pages 7-36 of this annual report.

The current members of the Remuneration Committee are Mr Andrews (Chairman), Mr Loudon, Mr Harrison and Mr McGauchie. Mr Barr was Chairman of the Remuneration Committee until 1 February 2008 and a member of the Remuneration Committee throughout the year, until his resignation as a director effective 31 March 2008.
5. Policies and Processes
As set out at the start of this report, we have a number of policies that address key aspects of our corporate governance. Our key policies cover:
–	Code of Business Conduct and Ethics;

–	Ethics Hotline;

–	Continuous Disclosure and Market Communication; and

–	Insider Trading.
Copies of all these policies are available in the Investor Relations area of our website (www.jameshardie.com).
5.1 Code of Business Conduct and Ethics
We seek to maintain high standards of integrity and we are committed to ensuring that James Hardie conducts its business in accordance with high standards of ethical behaviour. We require our employees to comply with the spirit and the letter of all laws and other statutory requirements governing the conduct of James Hardie’s activities in each country in which we operate. Our Code of Business Conduct and Ethics applies to all of our employees and directors. The Code of Business Conduct and Ethics covers many aspects of company policy that govern compliance with legal and other responsibilities to stakeholders. All directors and company employees worldwide are reminded annually of the existence of the Code and requested to confirm that they have read it.
5.2 Ethics Hotline
Our Code of Business Conduct and Ethics policy provides employees with advice about whom they should contact if they have information or questions regarding violations of the policy. James Hardie has a telephone Ethics Hotline operated by an independent external provider which allows employees to report anonymously any concerns. All company employees worldwide are reminded annually of the existence of the Ethics hotline. During the last year, any complaints made to the Ethics hotline were reported directly to the Chairmen of the Audit Committee and Supervisory Board as well as to appropriate senior management.
Interested parties who have a concern about James Hardie’s conduct, including accounting, internal accounting controls or audit matters, may communicate directly with our Chairman (or Presiding Director for NYSE purposes), our Deputy Chairman, our Supervisory Board directors as a group, the Chairman of the Audit Committee or our Audit Committee. Such communications may be confidential or anonymous, and may be submitted in writing to our Company Secretary at the company’s head office at Atrium, 8th Floor, Strawinkylaan 3077, 1077ZX Amsterdam, Netherlands or submitted by phone at +31 203 012 986. All such concerns will be forwarded to the appropriate Supervisory Board directors for their review, and will be simultaneously reviewed and addressed by our General Counsel in the same way that other concerns are addressed by us. Our Code of Business Conduct and Ethics, which is discussed above, prohibits any employee from retaliating or taking any adverse action against anyone for raising or helping to resolve an integrity concern.
5.3 Continuous Disclosure and Market Communication
We strive to comply with all relevant disclosure laws and listing rules in Australia (ASX and ASIC), the United States (SEC and NYSE) and The Netherlands (AFM).
Our Continuous Disclosure and Market Communication Policy aims to ensure that investors can easily understand James Hardie’s strategies, assess the quality of its management and examine its financial position and the strength of its growth prospects, and that the company complies with all of its legal disclosure obligations.
The Managing Board is responsible for ensuring the company complies with our continuous disclosure obligations. A Disclosure Committee comprised of the Managing Board and the VP Investor Relations is responsible for all decisions regarding our market disclosure obligations outside of the company’s normal financial reporting calendar.

For our quarterly and annual results releases, the Managing Board is supported by the Financial Statements Disclosure Committee, which provides assurance regarding our compliance with reporting processes and controls. The Managing Board discusses with the Audit Committee any issues arising out of meetings of the Financial Statements Disclosure Committee that impact on the quarterly and annual results releases. The Nominating and Governance Committee reviewed and updated the Continuous Disclosure and Market Communication policy during the fiscal year.
5.4 Share Trading
All company employees and directors are subject to our Insider Trading Policy. Company employees and directors may only buy or sell the company’s securities within four weeks beginning two days after the announcement of quarterly or full year results, provided they are not in possession of price sensitive information.
There are additional restrictions on trading for designated senior employees and directors, including a requirement that they receive prior clearance from the company’s compliance officer before trading or pledging their shares by taking out a margin loan over them, and a general prohibition on hedging or selling for short-swing profit any shares or options. Company employees who are not designated employees may hedge vested options or shares, provided they notify the company.
The Managing Board recognises that it is the individual responsibility of each James Hardie director and employee to ensure he or she complies with the spirit and the letter of insider trading laws and that notification to the compliance officer in no way implies approval of any transaction. The Nominating and Governance Committee reviewed and updated the Insider Trading Policy during the fiscal year.
5.5 Share Buy-back
The company conducted an on-market buy-back during the fiscal year. The Nominating and Governance Committee adopted a set of disclosure protocols during the year to reinforce its existing disclosure policies while any on-market buy-back is current.
6. Risk Management
6.1 Overall Responsibility
The Audit Committee has oversight of the company’s risk management policies, procedures and controls. The Audit Committee reviews, monitors and discusses these matters with the Managing Board. The Audit Committee and Managing Board report periodically to the Supervisory Board on the company’s risk management policies, processes and controls.
The Audit Committee is supported in its oversight role by the policies put in place by the Managing Board to oversee and manage material business risks, as well as the roles played by the Risk Management Committee (described in detail below) and internal and external audit functions. The internal and external audit functions are separate from and independent of each other and each has a direct line of reporting to the Audit Committee.
6.2 Objective
The company considers that a sound framework of risk management policies, procedures and controls produces a system of risk oversight, risk management and internal control that is fundamental to good corporate governance and creation of shareholder value. The objective of the company’s risk management policies, procedures and controls is to ensure that:
–	our risk management systems are effective;

–	our principal strategic, operational and financial risks are identified;

–	effective systems are in place to monitor and manage risks; and
–	reporting systems, internal controls and arrangements for monitoring compliance with laws and regulations are adequate.

6.3 Policies for Management of Material Business Risks
Management has put in place a number of key policies, processes and independent controls to provide assurance as to the integrity of our systems of internal control and risk management. In addition to the measures described elsewhere in this report, a summary of the more significant policies, processes or controls adopted by the company for oversight and management of material business risks are:
–	an Enterprise Risk Management process, which involves identifying and then developing contingency plans for the key risks facing the company and its assumptions in its three year strategic plans and beyond;
–	a planning process involving the preparation of three-year strategic plans and a rolling 12 month forecast;

–	annual budgeting and monthly reporting to monitor performance;

–	maintaining an appropriate insurance program;

–	maintaining policies and procedures in relation to treasury operations, including the use of financial derivatives;

–	issuing and revising standards and procedures in relation to environmental and health and safety matters;
–	implementing and maintaining training programs in relation to legal issues such as trade practices/antitrust, trade secrecy, and intellectual property protection;
–	issuing procedures requiring significant capital and recurring expenditure to be approved at the appropriate levels; and
–	documenting detailed accounting policies, procedures and guidance for the group in a single group finance manual.
A summary of these policies, processes and controls is available in the Investor Relations area of our website (www.jameshardie.com).
During the fiscal year, the Audit Committee, and through it the Supervisory and Joint Boards, received a number of reports on the operation and effectiveness of these policies, processes and controls, including progress of the Enterprise Risk Management process and management’s assessment of the effectiveness of that process in managing the company’s material business risks.
6.4 Risk Management Committee
The Risk Management Committee, which reviews and monitors the risks facing the company, is the primary management forum for risk assessment and management in the company. During the last year, the company formally documented the role of the Risk Management Committee in the Risk Management Committee charter. The Risk Management Committee comprises a cross-functional group of employees and reports both to the Managing Board and Audit Committee on the procedures in place for identifying, monitoring, managing and reporting on the principal strategic, operational and financial risks facing the company. The Risk Management Committee also oversees the company’s Enterprise Risk Management process.
6.5 Internal Audit
During the last year, the company appointed a Director of Internal Audit to head an internal audit department. The Audit Committee approved an Internal Audit Charter setting out the independence of the internal audit department, its scope of work, responsibilities and audit plan. The internal audit department’s workplan is approved annually by the Audit Committee. The Director of Internal Audit reports to the Chairman of the Audit Committee and meets with the Audit Committee and Supervisory Board in executive sessions on a quarterly basis.
6.6 External Audit
The External Auditor reviews each quarterly and half–year results announcement and audits the full year results.
The External Auditor attends each meeting of the Audit Committee, including an executive session where only members of the Audit Committee and Supervisory Board directors are present.
The Audit Committee has approved policies to ensure that all non-audit services performed by the External Auditor, including the amount of fees payable for those services, receive prior approval.

On 2 April 2008 James Hardie announced the engagement of Ernst & Young as external auditor for the James Hardie group for the year commencing 1 April 2008.
The selection of Ernst & Young follows a decision of the Company’s Audit Committee and Supervisory Board in December 2007 to undertake a competitive tender process for the provision of external audit services to the James Hardie group. Following a comprehensive tender and review process of major accounting firms with the capabilities of undertaking the Company’s audit, overseen by the Audit Committee and a special committee of management, the Audit Committee made a recommendation to the Supervisory Board and Ernst & Young was appointed as external auditor for the year commencing 1 April 2008. PricewaterhouseCoopers LLP which had been James Hardie’s external auditor for over 30 years has been responsible for the performance of the audit for the year ending 31 March 2008.
6.7 CEO and CFO Certification of Financial Reports
Under SEC rules and the company’s internal control arrangements, our CEO and CFO provide certain certifications with respect to our full year financial statements, disclosure controls and procedures and internal controls over financial reporting. These certifications are more comprehensive and detailed than those required under the Corporations Act and are considered appropriate given that the company reports in accordance with US GAAP.
The Managing Board in turn receives quarterly assurance from the Financial Statements Disclosure Committee relating to the company’s disclosure controls and procedures and internal controls over financial reporting. This assurance is supported by written quarterly and annual sub-certifications from the General Managers and Chief Financial Officers of each business unit, the Director Treasury and the Corporate Controller and the annual certifications from the Senior Leadership Team.
6.8 Internal Controls and SOX 404
Each fiscal year, the members of the Senior Leadership Team, and key members of the company’s business and corporate functions, complete an internal control certificate that seeks to confirm that adequate internal controls are in place and are operating effectively, and evaluate any failings and weaknesses.
6.9 Management’s annual report on internal control over financial reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. Because of its inherent limitations,internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
We assessed the effectiveness of our internal control over financial reporting as of 31 March 2008. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission in Internal Control – Integrated Framework. Based on our assessment using those criteria, we concluded that our internal control over financial reporting was effective as of 31 March 2008.
6.10 Statement on Risk Management and Control
James Hardie has designed its internal risk management and control systems to provide reasonable (but not absolute) assurance to ensure compliance with regulatory matters and to safeguard reliability of the financial reporting and its disclosures. Having assessed our internal risk management and control systems, the Managing Board believes that:
–	the risk management and control systems provide reasonable assurance that this annual report does not contain any material inaccuracies; and
–	no material failings in the risk management and control systems were discovered in our fiscal year 2008.
This statement is not a statement in accordance with the requirements of Section 404 of the US Sarbanes-Oxley Act. Our analysis of our internal risk management and control systems for purposes of the Dutch Code is different from the report that we are required to prepare in the United States pursuant to Section 404 of the Sarbanes-Oxley Act.

6.11 Limitations of Control Systems
Despite the steps outlined above, our management does not expect that our internal risk management and control systems will prevent or detect all error and all fraud. No matter how well it is designed and operated, a control system can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.
The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the company have been detected.
These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls’ effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.
7. Shareholders’ Participation
7.1 Listing Information
James Hardie is a public limited liability company (naamloze vennootschap) incorporated under Dutch law. James Hardie securities trade as CUFS (Chess Units of Foreign Securities) on the ASX and as ADRs (American Depository Receipts) on the NYSE.
7.2 Annual Information Meeting (AIM)
Recognising that most shareholders will not be able to attend the AGM in The Netherlands, we conduct an AIM in Australia so shareholders can review items of business and other matters that will be considered and voted on at the AGM.
We distribute with the Notice of Meetings a question form which shareholders can use to submit questions in advance of the AIM. Shareholders can also ask questions relevant to the business of the meeting during the AIM.
For those shareholders unable to attend, the AIM is broadcast live over the internet in the Investor Relations area of the website at www.jameshardie.com. The webcast remains on the company’s website so it can be replayed later if required. Beginning for the 2008 AIM, shareholders will be able to appoint representatives to attend the AIM on their behalf and ask questions.
The External Auditor attends the AIM by telephone and is available to answer questions.
7.3 AGM
The AGM is held in The Netherlands within seven days of the AIM. Each shareholder (other than ADR holders) has the right to:
attend the AGM either in person or by proxy;
speak at the AGM; and
exercise voting rights, subject to the provisions of our Articles of Association.
While ADR holders cannot vote directly, ADR holders can direct the voting of their underlying shares through the ADR depository.

7.4 Communication
We are committed to communicating effectively with our shareholders, through a program that includes:
making management briefings and presentations accessible via a live webcast and/or teleconference following the release of quarterly and annual results;
audio webcasts of other management briefings and webcasts of the shareholder AIM;
a comprehensive Investor Relations website that displays all company announcements and notices as soon as they have been cleared by the ASX, as well as all major management and investor road show presentations;
site visits and briefings on strategy for investment analysts;
an email alert service to advise shareholders and other interested parties of announcements and other events; and equality of access for shareholders and investment analysts to briefings, presentations and meetings and equality of media access to the company, on a reasonable basis.
7.5 Investor Website
We have a dedicated section on corporate governance as part of the Investor Relations area of our website (www.jameshardie.com). Information on this section of the website is progressively updated and expanded to ensure it presents the most up-to-date information on our corporate governance structure. Except where stated, the contents of the website are not incorporated into this annual report.
8. Compliance with Corporate Governance Requirements
8.1 Dutch Corporate Governance Code
Under the Dutch Code, listed Dutch companies are obliged to explain their corporate governance structure in a separate section of their annual report. Listed Dutch companies must indicate expressly to what extent they apply the best practice provisions of the Dutch Code and, if they do not, why and to what extent they do not apply them.
The Dutch Code applies to James Hardie because it is a Dutch public limited liability company. Not applying a specific best practice provision is not in itself considered objectionable by the Dutch Code, and may well be justified because of particular circumstances relevant to James Hardie.
James Hardie’s corporate governance structure and compliance with the Dutch Code are the joint responsibility of the Managing Board and the Supervisory Board, which are accountable for this to shareholders at the AGM.
James Hardie complies with almost all of the principles and best practice provisions of the Dutch Code. In accordance with the requirements of the Dutch Code, this document describes instances where James Hardie does not fully comply with the letter of a principle or best practice provision in the Dutch Code and the reasons why. Where these instances relate to the remuneration of Supervisory, Joint or Managing Board directors they are described in the Remuneration Report on pages 7-36 of this annual report.
8.2 ASX Principles and Recommendations
Under the Corporate Governance Principles and Recommendations published by the ASX Corporate Governance Council, listed Australian companies are encouraged to comply with the Principles and Recommendations (ASX Corporate Governance Council Recommendations). A second edition of the ASX Corporate Governance Council Recommendations was published in August 2007 and applies for reporting periods starting from 1 January 2008. Except where otherwise stated, the company has complied with the revised edition of the ASX Corporate Governance Council Recommendations for the entire period described in this annual report.
For the benefit of Australian holders, the Investor Relations area of our website (www.jameshardie.com) contains more detail about the ways in which we comply with the ASX Corporate Governance Council Recommendations.
8.3 NYSE Corporate Governance Rules
In accordance with the NYSE corporate governance standards, listed companies that are foreign private issuers (which includes James Hardie) are permitted to follow home-country practice in lieu of the provisions of the corporate governance rules contained in Section 303A of the Listed Company Manual, except that foreign private issuers are required to comply with Section 303A.06, Section 303A.11 and Section 303A.12(b) and (c), each of which is discussed below.
Section 303A.06 requires that all listed companies have an Audit Committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended.
Section 303A.11 provides that listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by US companies under the NYSE listing standards.
Section 303A.12(b) provides that each listed company’s CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of this Section 303A. Section 303A.12(c) provides that each listed company must submit a written affirmation annually to the NYSE about its compliance with the NYSE’s corporate governance listing standards and a written interim affirmation to the NYSE upon the occurrence of certain specified changes to the Audit Committee.
James Hardie presently complies with the mandatory NYSE listing standards and many of the non-compulsory standards including, for example, the requirement that a majority of our directors meet the independence requirements of the NYSE. In accordance with Section 303A.11, we disclose in this report, and in our annual report on Form 20-F that is filed with the SEC, any significant ways in which our corporate governance practices differ from those followed by US companies under the NYSE listing standards. Our annual report on Form 20-F is available from the Investor Relations area of our website (www.jameshardie.com) or from our corporate offices.
Two ways in which our corporate governance practices differ significantly from those followed by US domestic companies under NYSE listing standards should be noted:
In the US, an audit committee of a public company is required to be directly responsible for appointing the company’s independent registered public accounting firm. Under Dutch law, the independent registered public accounting firm is appointed by the shareholders or, in the absence of such an appointment, by the Supervisory Board and then the Managing Board; and NYSE rules require each issuer to have an audit committee, a compensation committee (equivalent to a remuneration committee) and a nominating committee composed entirely of independent directors. As a foreign private issuer, we do not have to comply with this requirement. In our case, the charters of our Board Committees reflect Australian and Dutch practices, in that we have a majority of independent directors on these committees, unless a higher number is mandatory. Notwithstanding this difference, our Supervisory Board has determined that all of the current members of our Audit Committee, Remuneration Committee and Nominating and Governance Committee presently qualify as independent in accordance with the rules and regulations of the SEC and the NYSE.
8.4 Anti-takeover Protections and control over the company
The company is not formally subject to the takeover laws that apply to listed companies incorporated in Australia or in The Netherlands. Article 49 of our Articles of Association has been incorporated to provide shareholders with similar protections in the event of a potential change of control to those provided to shareholders in Australian listed companies under the Australian Corporations Act. The purpose of Article 49 is to ensure that:
–	the acquisition of control over CUFS or shares takes place in an efficient, competitive and informed market;

–	each shareholder and CUFS holder and the Managing Board, Joint Board and Supervisory Board:

–	know the identity of any person who proposes to acquire a substantial interest in the company;

–	are given reasonable time to consider a proposal to acquire a substantial interest in the company; and
–	are given enough information to assess the merits of a proposal to acquire a substantial interest in the company; and
–	as far as practicable, the shareholders and CUFS holders all have a reasonable and equal opportunity to participate in any benefits accruing though a proposal to acquire a substantial interest in the company.
Article 47.7 of our Articles of Association permits the company to take actions against any shareholder who is in breach of Article 49 of the Articles of Association including ordering the shareholder to divest all or part of his or her shares held in breach of Article 49 of the Articles of Association; to disregard the exercise by a shareholder of all or part of the voting rights attached to his or her shares if the right to vote is held in breach of Article 49 of the Articles of Association; or suspend such shareholder from the right to receive all or part of the dividends or other distributions arising from the shares.

`
Article 49.9 of the Articles of Association permits the company to take the actions specified in Article 49.7 after receiving advice from a senior Australian legal practitioner that a breach of the Articles of Association has occurred. Article 49.10 of the Articles of Association permits the company to take such action on a temporary basis of up to 21 days before obtaining advice from a senior Australian legal practitioner.
Updated Information
We have a dedicated section on corporate governance as part of the Investor Relations area of our website (www.jameshardie.com).Information on this section of the website is progressively updated and expanded to ensure it presents the most up-to-date information on our corporate governance systems.

James Hardie Industries N.V. and Subsidiaries
Consolidated Balance Sheet
(before proposed appropriation of result)

			31 March
(Millions of US dollars)	Notes		2008		2007

Assets

Fixed Assets
Intangible fixed assets	4.1		0.9		0.9
Tangible fixed assets	4.2		756.4		827.7
Financial fixed assets
Deferred tax assets	5.6	21.4		34.2
Financial fixed assets — Asbestos	4.8	272.8		241.6
Deferred income taxes — Asbestos	4.8	406.2		326.0
Deposit with Australian Taxation Office	4.12	205.8		154.8
Other		0.8		1.4

			907.0		758.0

			1,664.3		$1,586.6

Current assets
Stocks	4.3		179.7		147.6
Receivables	4.4	131.4		163.7
Insurance receivable — Asbestos	4.8	14.1		9.4

			145.5		173.1
Workers’ compensation — Asbestos	4.8		6.9		2.7
Prepaid expenses and other current assets	4.13		28.0		32.4
Restricted cash	4.5	5.0		5.0
Restricted cash and short-term investments — Asbestos	4.8	115.1		146.9
Cash at banks and in hand	4.6	35.4		34.1

			155.5		186.0

			515.6		541.8

			2,179.9		$2,128.4

James Hardie Industries N.V. and Subsidiaries
Consolidated Balance Sheet
(before proposed appropriation of result)

			31 March
(Millions of US dollars)	Notes		2008		2007

Shareholders’ Equity and Liabilities

Group equity
Shareholders’ equity	4.16		(202.6)		259.0

Provisions
Product warranties	4.7	17.7		15.2
Deferred tax liabilities	5.6	84.2		93.8
Asbestos liability	4.8	1,576.5		1,289.3
Workers’ compensation — Asbestos	4.8	85.4		79.2

			1,763.8		1,477.5

Long-term liabilities
Long-term debt	4.9	174.5		105.0
Other liabilities	4.10	187.5		41.2

			362.0		146.2

Current liabilities
Accounts payable and accrued liabilities	4.14	107.6		100.8
Short-term debt	4.9	90.0		83.0
Accrued payroll and employee benefits	4.11	37.0		42.0
Income taxes payable	5.6	13.0		10.6
Other liabilities		9.1		9.3

			256.7		245.7

			$2,179.9		$2,128.4

James Hardie Industries N.V. and Subsidiaries
Consolidated Profit and Loss account

			Years ended 31 March
(Millions of US dollars)	Notes		2008		2007

Net turnover	5.1		1,468.8		1,542.9

Cost of sales			(938.8)		(969.9)

Gross operating result			530.0		573.0

Selling expenses	5.2	(121.5)		(90.4)

General and Administrative expenses		(134.0)		(149.2)

Other operating expense		—		(13.6)

Impairment charges	4.2	(71.0)		—

Asbestos adjustments	4.8	(240.1)		(405.5)

Costs			(566.6)		(658.7)

Net sales margin			(36.6)		(85.7)

Other non-operating expense			—		—
Financial income and expenses	5.5		1.1		(6.5)

Result on activities before taxation	5.1		(35.5)		(92.2)

Taxation on activities	5.6		(36.1)		243.9

Net result after taxation			(71.6)		151.7

Net income (loss) per share — basic			(0.16)		0.33

Net income (loss) per share — diluted			(0.16)		0.33

Weighted average common shares outstanding
(Millions):
Basic			455.0		464.6
Diluted			455.0		466.4

James Hardie Industries N.V. and Subsidiaries
Consolidated Cash Flow statement

		Years Ended 31 March
(Millions of US dollars)	Notes	2008	2007

Cash Flows From Operating Activities
Net (loss) income		$(71.6)	$151.7
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation	4.2	56.5	50.7
Deferred income taxes	5.6	(54.0)	(310.4)
Prepaid pension cost		1.0	(0.4)
Stock-based compensation	5.3	7.7	4.5
Asbestos adjustments	4.8	240.1	405.5
Cumulative effect of change in accounting principle		—	(0.9)
Impairment charges	4.2	71.0	—
Other		(3.4)	1.3
Changes in operating assets and liabilities:
Restricted cash and cash equivalents		44.7	(151.9)
Accounts and notes receivable		39.6	(4.8)
Inventories		(26.6)	(19.5)
Prepaid expenses and other current assets		4.9	(0.1)
Insurance receivable — Asbestos		16.7	—
Accounts payable and accrued liabilities		2.6	(18.4)
Asbestos liability		(67.0)	—
Deposit with Australian Taxation Office	4.12	(9.7)	(154.8)
Other accrued liabilities and other liabilities		66.8	(19.6)

Net cash provided by (used in) operating activities		319.3	(67.1)

Cash Flows From Investing Activities
Purchases of property, plant and equipment	4.2	(38.5)	(92.6)

Net cash used in investing activities		(38.5)	(92.6)

Cash Flows From Financing Activities
Proceeds from short-term borrowings	4.9	7.0	—
Repayments of short-term borrowings	4.9	—	(98.0)
Proceeds from long-term borrowings	4.9	69.5	105.0
Repayments of long-term borrowings	4.9	—	(121.7)
Proceeds from issuance of shares	4.16	3.3	18.5
Tax benefit from stock options exercised	4.16	—	1.8
Treasury stock purchased	4.16	(208.0)	—
Dividends paid	4.16	(126.2)	(42.1)
Collections on loans receivable		—	0.1

Net cash (used in) provided by financing activities		(254.4)	(136.4)

Effects of exchange rate changes on cash		(25.1)	15.1

Net increase (decrease) in cash and cash equivalents		1.3	(281.0)
Cash and cash equivalents at beginning of period		34.1	315.1

Cash and cash equivalents at end of period		$35.4	$34.1

Components of Cash and Cash Equivalents
Cash at bank and on hand		$21.6	$26.1
Short-term deposits		13.8	8.0

Cash and cash equivalents at end of period		$35.4	$34.1

James Hardie Industries N.V. and Subsidiaries
1 General
1.1 Activities
The Company manufactures and sells fibre cement building products for interior and exterior building construction applications primarily in the United States, Australia, New Zealand, Philippines and Europe.
1.2 Group structure
On 2 July 1998, ABN 60 000 009 263 Pty Ltd, formerly James Hardie Industries Limited (“JHIL”), then a public company organised under the laws of Australia and listed on the Australian Stock Exchange, announced a plan of reorganisation and capital restructuring (the “1998 Reorganisation”). James Hardie N.V. (“JHNV”) was incorporated in August 1998, as an intermediary holding company, with all of its common stock owned by indirect subsidiaries of JHIL. On 16 October 1998, JHIL’s shareholders approved the 1998 Reorganisation. Effective as of 1 November 1998, JHIL contributed its fibre cement businesses, its US gypsum wallboard business, its Australian and New Zealand building systems businesses and its Australian windows business (collectively, the “Transferred Businesses”) to JHNV and its subsidiaries. In connection with the 1998 Reorganisation, JHIL and its non-transferring subsidiaries retained certain unrelated assets and liabilities.
On 24 July 2001, JHIL announced a further plan of reorganisation and capital restructuring (the “2001 Reorganisation”). Completion of the 2001 Reorganisation occurred on 19 October 2001. In connection with the 2001 Reorganisation, James Hardie Industries N.V. (“JHI NV”), formerly RCI Netherlands Holdings B.V., issued common shares represented by CHESS Units of Foreign Securities (“CUFS”) on a one for one basis to existing JHIL shareholders in exchange for their shares in JHIL such that JHI NV became the new ultimate holding company for JHIL and JHNV.
Following the 2001 Reorganisation, JHI NV controls the same assets and liabilities as JHIL controlled immediately prior to the 2001 Reorganisation.
Previously deconsolidated entities have been consolidated beginning 31 March 2007 as part of the accounting for the asbestos liability. Upon approval of the Restated and Amended Final Funding Agreement on 7 February 2007 (the “Amended FFA”), the Asbestos Injuries Compensation Fund (the “AICF”) was deemed a special purpose entity and, as such, it was consolidated with the results for JHI NV.
JHI NV has its statutory seat in Amsterdam, Netherlands and is listed on the Australian Securities Exchange and the New York Stock Exchange.
1.3 Effect of changes in accounting policies
In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes”. Under U.S. GAAP FIN 48 clarifies the accounting for uncertainty in income taxes recognised in an enterprise’s financial statements in accordance with SFAS No. 109. Unlike SFAS No. 109, FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.
The Company adopted FIN 48 on 1 April 2007. The adoption of FIN 48 resulted in the reduction of the Company’s consolidated beginning retained earnings of US$78.0 million. The Company has utilized FIN 48 as an interpretation of Dutch Accounting Standards.
1.4 Consolidation
The consolidation includes the financial information of JHINV, its group companies and other legal persons in which it exercises decisive control or whose central management it conducts. Group companies are legal persons in which JHINV exercises direct or indirect decisive control thanks to its possession of the majority of the voting rights, or whose financial and operating activities it can otherwise control. Potential voting rights that can directly be exercised on the balance sheet date are also taken into account. Group companies and other legal persons in which JHINV exercises decisive control or whose central management it conducts are consolidated in full. Minority interests in group equity and group profit are disclosed separately.
Participating interests in joint ventures are consolidated proportionately. An entity qualifies as a joint venture if its participants jointly exercise control under a collaborative agreement.

James Hardie Industries N.V. and Subsidiaries
Intercompany transactions, profits and balances among group companies and other consolidated legal persons are eliminated. Unrealised losses on intercompany transactions are eliminated as well, unless such a loss qualifies as impairment. The accounting policies of group companies and other consolidated legal persons were changed where necessary, in order to align them to the prevailing group accounting policies.
The table below sets forth our significant subsidiaries, all of which are 100% owned by JHI NV, either directly or indirectly, as of May 31, 2008.

Jurisdiction of
Name of Company	Establishment
James Hardie 117 Pty Ltd	Australia
James Hardie Aust Holdings Pty Ltd.	Australia
James Hardie Austgroup Pty Ltd.	Australia
James Hardie Australia Management Pty Ltd.	Australia
James Hardie Australia Pty Ltd.	Australia
James Hardie Building Products Inc.	United States
James Hardie Europe B.V.	Netherlands
James Hardie International Finance B.V.	Netherlands
James Hardie International Finance Holdings Sub I B.V.	Netherlands
James Hardie International Finance Holdings Sub II B.V.	Netherlands
James Hardie International Holdings B.V.	Netherlands
James Hardie N.V.	Netherlands
James Hardie New Zealand Limited	New Zealand
James Hardie Philippines Inc	Philippines
James Hardie Research (Holdings) Pty Ltd	Australia
James Hardie Research Pty Ltd	Australia
James Hardie U.S. Investments Sierra Inc.	United States
N.V. Technology Holdings A Limited Partnership	Australia
RCI Pty Ltd	Australia
1.5 Notes to the cash flow statement
The cash flow statement has been prepared applying the indirect method. The cash and cash equivalents in the cash flow statement comprise the balance sheet item cash at banks and in hand and the bank overdraft forming part of the current liabilities. Cash flows in foreign currencies have been translated at estimated average exchange rates.
Exchange differences affecting cash items are shown separately in the cash flow statement. Receipts and payments in respect of interest, dividends received and taxation on profits are included in the cash flow from operating activities. Dividends paid have been included in the cash flow from financing activities.
Investments in group companies are recognised at acquisition cost less cash and cash equivalents available in the company acquired at the time of acquisition.
Any payment by James Hardie to the AICF will represent an operating cash outflow as it will relate to the use of unrestricted cash. For the purposes of the consolidated statement of cash flows, restricted cash will not be included within cash and cash equivalents in the statement of cash flows. Similarly a change in the restricted cash will not be shown as a cash flow.  For example, any payments by the AICF Group to asbestos claimants will be shown as a reduction in restricted cash in the balance sheet but not as a cash payment in the statement of cash flows as the payment will be from restricted cash.

James Hardie Industries N.V. and Subsidiaries
1.6 Reclassifications
Certain prior year balances have been reclassified to conform with the current year presentation. The reclassifications do not impact shareholders’ equity.
1.7 Related parties
All group companies mentioned in note 1.4 are considered to be related parties. Transactions between group companies are eliminated upon consolidation. The parent company JH INV also qualifies as a related party.
1.8 Acquisition and divestment of group companies
The results and the identifiable assets and liabilities of the acquired company are consolidated as from the date of acquisition, being the moment that a decisive controlling interest may be exercised in the acquired company.
2 Principles of valuation of assets and liabilities
2.1 General
The consolidated annual accounts were prepared in accordance with the statutory provisions of Part 9, Book 2, of the Netherlands Civil Code and the firm pronouncements in the Dutch Accounting Standards as issued by the Dutch Accounting Standards Board. For the accounting treatment of some items guidance from US GAAP has been used as an interpretation from Dutch GAAP, these items comprise;
Financial Accounting Standards Board Interpretation No. 48 (“FIN 48”) “Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes,”
Statement of Financial Accounting Standards No. 5 (“SFAS No. 5”), “Accounting for Contingencies,”
Statement of Financial Accounting Standards No. 123R (“SFAS No. 123R”), “Accounting for Stock-Based Compensation,” and;
Statement of Financial Accounting Standards No. 133 (“SFAS No. 133”), “Accounting for Derivative Instruments and Hedging Activities.”
The functional currency of the Company is the US dollar. Furthermore, the reporting currency of the subsidiaries is also the US dollar. Accordingly, the financial statements of the Company are expressed in millions of US dollars.
In general, assets and liabilities are stated at the amounts at which they were acquired or incurred or fair value. If not specifically stated otherwise they are recognised at the cost at which they were acquired or incurred. The balance sheet, profit and loss account and cash flow statement include reference to the notes.
All significant intercompany transactions and balances are eliminated on consolidation.
2.2 Comparison with prior year
The principles of valuation and determination of result remained unchanged compared to the prior year except for the changes as described in paragraph 1.3.
2.3 Foreign currencies
Non-monetary balance sheet items relating to assets and liabilities denominated in currencies other than the US dollars are translated at the historic rate of exchange. Monetary balance sheet items relating to assets and liabilities denominated in currencies other than the US dollars are translated at the rate of exchange prevailing on balance sheet date, except insofar as the exchange risk has been hedged. In those cases valuation occurs at the forward rates agreed upon. The resulting exchange rate differences are credited or charged to the profit and loss account, apart from those on long-term loans, which relate to the financing of a foreign investment. These exchange differences are directly added to or charged against cumulative translation reserve, as component of the investments in affiliates and associates. Transactions in foreign currency during the period have been incorporated in the annual accounts at the rate of settlement.

James Hardie Industries N.V. and Subsidiaries
The annual accounts of group companies denominated in currencies other than the US dollars are translated at the rate of exchange prevailing at the balance sheet date; income and expenses are recognised at the average rate during the financial year. The resulting translation differences are taken to the currency translation reserve within shareholders’ equity.
2.4 Financial Instruments
The Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different than the carrying value of those financial instruments. When the fair value reasonably approximates the carrying value, no additional disclosure is made. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.
Periodically, interest rate swaps, commodity swaps and forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in interest rates, commodity prices and foreign currency exchange rates. Where such contracts are designated as, and are effective as, a hedge, gains and losses arising on such contracts are accounted for in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. Specifically, changes in the fair value of derivative instruments designated as cash flow hedges are deferred and recorded in other comprehensive income. These deferred gains or losses are recognised in income when the transactions being hedged are recognised. The ineffective portion of these hedges is recognised in income currently. Changes in the fair value of derivative instruments designated as fair value hedges are recognised in income, as are changes in the fair value of the hedged item. Changes in the fair value of derivative instruments that are not designated as hedges for accounting purposes are recognised in income. The Company does not use derivatives for trading purposes.
2.5 Intangible fixed assets
Intangible fixed assets are carried at historical cost less amortisation. Any impairment as at the balance sheet date is taken into account; an impairment exists if the carrying amount of the asset (or the cash-generating unit to which it belongs) exceeds its recoverable amount.
2.6 Tangible fixed assets
Land and buildings are valued at acquisition cost plus additional directly attributable expenses less straight-line depreciation over the estimated time of use. Permanent impairments of assets as at balance sheet date are taken into account. Land is not depreciated.
Other fixed assets are valued at acquisition or manufacturing cost plus additional directly attributable expenses less straight line depreciation over the estimated time of use, or lower market value.
Capitalised interest is recorded as part of the asset to which it relates and is amortised over the asset’s estimated useful life.
Depreciation of tangible fixed assets is computed using the straight-line method over the following estimated useful lives:

Years

Buildings	40
Building improvements	5 to 10
Manufacturing machinery	20
General equipment	5 to 10
Computer equipment, software and software development	3 to 7
Office furniture and equipment	3 to 10
The costs of additions and improvements are capitalized, while maintenance and repair costs are expensed as incurred. Interest is capitalized in connection with the construction of major facilities. Capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset’s estimated useful life. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation amounts with any resulting gain or loss reflected in the consolidated statements of operations.

James Hardie Industries N.V. and Subsidiaries
2.7 Financial fixed assets
Financial fixed assets include deferred tax and asbestos-related insurance receivables. Such assets are recorded at their estimated fair value.
2.8 Impairment of fixed assets
On the balance sheet date, the Group tests whether there are any indications of an asset which could be subject to impairment. If there are such indications, the recoverable amount of the asset concerned is estimated. If this is not possible, the recoverable amount of the cash-generating unit to which the asset belongs, is identified. An asset is subject to impairment if its book value is higher than its recoverable value; the recoverable value is the higher of the realisable value and the value to the business. The realisable value is determined by means of current market conditions.
If it is established that a previously recognised impairment no longer applies or has declined, then the increased carrying amount of the assets in question is not set higher than the carrying amount that would have been determined had no asset impairment been recognised. Impairment losses and the revoking of impairment losses are recognised in result.
2.9 Stocks
Stocks of raw materials and consumables are valued at purchase prices, using the FIFO method (first in, first out) or lower market value. Stocks of semi-finished articles and trade goods are valued at the lower of cost and market value.
Cost consists of all direct costs of acquisition or manufacturing and transportation expenses incurred. The costs of manufacturing include direct labour expenses and an uplift for indirect fixed and variable expenses relating to the manufacturing. A mark up for indirect costs, mainly in respect of warehousing, administrative and general administration expenses is also taken into account.
Work in progress is valued at direct material and labour expenses with an uplift for fixed and variable indirect costs relating to the manufacturing. A mark-up for indirect costs, mainly in respect of warehousing, administrative and general administration expenses, is also taken into account.
2.10 Receivables
Receivables are valued at nominal value less a provision for possibly uncollectible accounts and impairment taking into account any deferred income on inter company transactions which resulted from the receivable in question. The collectibility of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis and an allowance for doubtful accounts is provided for known and estimated bad debts.
2.11 Cash and Cash Equivalents
Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less when acquired.
2.12 Provisions and Asbestos related liabilities
Provisions are set up in respect of actual or specific risks and commitments existing at balance sheet date, of which the size is uncertain but can be estimated using a reliable method. Pension provisions are valued at present value based on actuarial principles. The other provisions are recognised at nominal value.
The Company has recorded on its consolidated balance sheets certain assets and liabilities under the terms of the Amended FFA. These items are Australian dollar-denominated and are subject to translation into U.S. dollars at each reporting date. These assets and liabilities are commonly referred to by the Company as Asbestos-Related Assets and Liabilities and include:
Asbestos Liability
The amount of the asbestos liability reflects the terms of the Amended FFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of projected future cash flows prepared by KPMG Actuaries. Based on KPMG Actuaries’ assumptions, KPMG Actuaries arrived at a range of

James Hardie Industries N.V. and Subsidiaries
possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The Company views the central estimate as the basis for recording the asbestos liability in the Company’s financial statements, which under U.S. GAAP, it considers the best estimate under SFAS No. 5. The asbestos liability includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.
Adjustments in the asbestos liability due to changes in the actuarial estimate of projected future cash flows and changes in the estimate of future operating costs of the AICF are reflected in the consolidated statements of operations during the period in which they occur. Claims paid by the AICF and claims-handling costs incurred by the AICF are treated as reductions in the accrued balances previously reflected in the consolidated balance sheets.
Insurance Receivable
There are various insurance policies and insurance companies with exposure to the asbestos claims. The insurance receivable determined by KPMG Actuaries reflects the recoveries expected from all such policies based on the expected pattern of claims against such policies less an allowance for credit risk based on credit agency ratings. The insurance receivable generally includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows are not fixed or readily determinable. The Company only records insurance receivables that it deems to be probable.
Included in insurance receivable is $16.2 million recorded on a discounted basis because the timing of the recoveries has been agreed with the insurer.
Adjustments in insurance receivable due to changes in the actuarial estimate, or changes in the Company’s assessment of recoverability are reflected in the consolidated statements of operations during the period in which they occur. Insurance recoveries are treated as a reduction in the insurance receivable balance.
Workers’ Compensation
Workers’ compensation claims are claims made by former employees of the Liable Entities. Such past, current and future reported claims were insured with various insurance companies and the various Australian State-based workers’ compensation schemes (collectively “workers’ compensation schemes or policies”). An estimate of the liability related to workers’ compensation claims is prepared by KPMG Actuaries as part of the annual actuarial assessment. This estimate contains two components, amounts that will be met by a workers’ compensation scheme or policy, and amounts that will be met by the Liable Entities.
The portion of the KPMG Actuaries estimate that is expected to be met by the Liable Entities is included as part of the Asbestos Liability. Adjustments to this estimate are reflected in the consolidated statements of operations during the period in which they occur.
The portion of the KPMG Actuaries estimate that is expected to be met by the workers’ compensation schemes or policies of the Liable Entities is recorded by the Company as a workers’ compensation liability. Since these amounts are expected to be paid by the workers’ compensation schemes or policies, the Company records an equivalent workers’ compensation receivable.
Adjustments to the workers’ compensation liability result in an equal adjustment in the workers’ compensation receivable recorded by the Company and have no effect on the consolidated statements of operations.
Asbestos-Related Research and Education Contributions
The Company agreed to fund asbestos-related research and education initiatives for a period of 10 years, beginning in fiscal year 2007. The liabilities related to these agreements are included in “Other Liabilities” on the consolidated balance sheets.
Restricted Cash and Cash Equivalents
Cash and cash equivalents of the AICF are reflected as restricted assets, as the use of these assets is restricted to the settlement of asbestos claims and payment of the operating costs of the AICF.

James Hardie Industries N.V. and Subsidiaries
Restricted Short-Term Investments
Short-term investments consist of highly liquid investments held in the custody of major financial institutions. All short-term investments are classified as available for sale and are recorded at market value using the specific identification method. Unrealized gains and losses on the market value of these investments are included as a separate component of accumulated other comprehensive income.
AICF – Other Assets and Liabilities
Other assets and liabilities of the AICF, including fixed assets, trade receivables and payables are included on the consolidated balance sheets under the appropriate captions and their use is restricted to the operations of the AICF.
Deferred Income Taxes
The Performing Subsidiary is able to claim a taxation deduction for its contributions to the AICF over a five-year period from the date of contribution. Consequently, a deferred tax asset has been recognized equivalent to the anticipated tax benefit over the life of the Amended FFA. Adjustments are made to the deferred income tax asset as adjustments to the asbestos-related assets and liabilities are recorded.
Foreign Currency Translation
The asbestos-related assets and liabilities are denominated in Australian dollars and thus the reported values of these asbestos-related assets and liabilities in the Company’s consolidated balance sheets in U.S. dollars are subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet date. The effect of foreign exchange rate movements between these currencies is included in Asbestos Adjustments in the consolidated statements of operations.
2.13 Deferred tax assets and liabilities
Deferred tax assets and liabilities are included in respect of the timing differences in valuation of assets and liabilities for annual account purposes and tax purposes. The deferred tax assets and liabilities are calculated based on tax rates prevailing at the year end or applicable future tax rates, in so far as already decreed by law. Deferred tax assets, including those resulting from loss carry-forwards, are valued if it can be reasonably assumed that these will be realised. The deferred tax assets and liabilities are included at nominal value.
2.14 Stock-Based Compensation
The Company recognised stock-based compensation expense (included in selling, general and administrative expense) of US$7.7 million and US$5.8 million for the years ended 31 March 2008 and 2007, respectively.
Upon adoption of SFAS No. 123R, “Accounting for Stock-Based Compensation”, at the beginning of fiscal year 2007, the Company analysed forfeiture rates on all of its 2001 Stock Option Plan grants for which vesting was complete, resulting in an estimated weighted average forfeiture rate of 30.7%. Based on this estimated rate, a cumulative adjustment to stock-based compensation expense of US$1.3 million net of an income tax benefit of US$0.4 million was recorded effective 1 April 2006. The portion of the cumulative adjustment that relates to USA-based employees caused a reduction in the deferred tax asset previously recorded. For the twelve months ended 31 March 2007, the amount of the cumulative adjustment related to USA-based employees was US$1.0 million for which the related USA income tax adjustment was US$0.4 million.
2.15 Financial Leases
The company leases part of its machinery, the risks and rewards incidental to ownership are largely transferred to the company. These assets are capitalised and recognised in the balance sheet as from the moment the lease contract is concluded, at the lower of the fair value of the asset and the discounted value of the minimum lease instalments. The lease instalments payable are broken down into repayment and interest components, based on a fixed interest rate and equal instalments. The lease commitments are carried under long-term liabilities exclusive of interest. The interest component is recognised in the profit and loss account in accordance with the lease instalments. The relevant assets are depreciated over the remaining estimated time of use or the lease term, if this is shorter.

James Hardie Industries N.V. and Subsidiaries
2.16 Operational Leases
Lease contracts for which a large part of the risks and rewards incidental to ownership of the assets does not lie with the company, are recognised as operational leases. Obligations under operational leases are recognised on a straight-line basis in the profit and loss account over the term of the contract, taking into account reimbursements received from the lessor.
2.17 Dividends
Dividends are recorded as a liability on the date the Board of Directors formally declares the dividend.
2.18 Financial risk management
Foreign Currency
As a multinational corporation, the Company maintains significant operations in foreign countries. As a result of these activities, the Company is exposed to changes in exchange rates which affect its results of operations and cash flows.
The Company purchases raw materials and fixed assets and sells some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, the Company may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. At 31 March 2008, there were no material contracts outstanding.
Credit Risk
Financial instruments which potentially subject the Company to credit risk consist primarily of cash and cash equivalents, investments and trade accounts receivable.
The Company maintains cash and cash equivalents, investments and certain other financial instruments with various major financial institutions. At times, these financial instruments may be in excess of insured limits. To minimise this risk, the Company performs periodic evaluations of the relative credit standing of these financial institutions and, where appropriate, places limits on the amount of credit exposure with any one institution.
The Company is exposed to losses on forward exchange contracts in the event that counterparties fail to deliver the contracted amount. The credit exposure to the Company is calculated as the mark-to-market value of all contracts outstanding with that counterparty. At 31 March 2008 and 2007, total credit exposure arising from forward exchange contracts was not material.
Credit risk with respect to trade accounts receivable is concentrated due to the concentration of the distribution channels for the Company’s fibre cement products. Credit is extended based on an evaluation of each customer’s financial condition and, generally, collateral is not required. The Company has historically not incurred significant credit losses.
3 Principles of determination of result
3.1 General
The result represents the difference between the value of the goods delivered and costs for the year. The results on transactions are recognised in the year they are realised; losses are taken as soon as they are foreseeable.
3.2 Exchange rate differences
Exchange rate differences arising upon the settlement of monetary items are recognised in the profit and loss account in the period that they arise. Exchange rate differences on long-term loans relating to the financing of foreign participations are directly taken to shareholders’ equity.
3.3 Net turnover
Net turnover represents the amounts charged/chargeable to third parties for goods delivered in the reporting year less discounts and excluding VAT. The Company recognises revenue when the risks and obligations of ownership have been transferred to the customer which generally occurs at the time of delivery to the customer.

James Hardie Industries N.V. and Subsidiaries
3.4 Cost of sales
Cost of sales represents the direct and indirect expenses attributable to sales, including raw materials, consumables and other external costs, personnel costs in respect of production employee, depreciation costs relating to buildings and machinery and other operating costs that are attributable to cost of sales.
3.5 Costs
Costs are recognised at the historical cost convention and are allocated to the reporting year to which they relate.
Depreciation on buildings is based on acquisition cost; depreciation on other fixed assets is based on purchase price or manufacturing cost. Land is not depreciated. Depreciation is provided by the straight-line method over the estimated useful economic life.
3.6 Selling expenses
Selling expenses concern the direct expenses of the sales activities. Selling expenses also include warehouse charges for finished goods and trade goods and the transport costs relating to the sales transactions.
3.7 General and administrative expenses
General and administrative expenses include the expenses of the Board of Directors and the corporate department.
3.8 Interest income and expense
Interest income and expense is recognised on a pro-rata basis, taking account of the effective interest rate of the assets and liabilities concerned. When recognising the interest charges, the transaction cost on the loans received is taken into account by using the effective interest method.
3.9 Taxation
Tax on result is calculated by applying the current rate to the result for the financial year in the profit and loss account, taking into account tax losses carry-forward and tax exempt profit elements and after inclusion of non-deductible costs.
3.10 Earnings per share
The Company is required to disclose basic and diluted earnings per share (“EPS”). Basic EPS is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the treasury method that would have been outstanding if the dilutive potential common shares, such as options, had been issued. Accordingly, basic and dilutive common shares outstanding used in determining net (loss) income per share are as follows:

	Years Ended 31 March
(Millions of shares)	2008	2007

Basic common shares outstanding	455.0	464.6
Dilutive effect of stock options	—	1.8

Diluted common shares outstanding	455.0	466.4

(US dollars)	2008	2007

Net (loss) income per share — basic	$(0.16)	$0.33
Net (loss) income per share — diluted	$(0.16)	$0.33
Potential common shares of 10.4 million and 7.7 million for the years ended 31 March 2008 and 2007, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive. Due to the net loss for the year ended 31 March 2008, the assumed net exercise of stock options was excluded, as the effect would have been anti-dilutive.

James Hardie Industries N.V. and Subsidiaries
4 Notes to the consolidated balance sheet
4.1 Intangible fixed assets
Intangible fixed assets were US$0.9 million at 31 March 2008 and 2007.
4.2 Tangible fixed assets

			Machinery
			and	Assets under
(Millions of US dollars)	Land	Buildings	Equipment	construction	Total
1 April 2007
At cost	$16.9	$218.3	$811.3	$117.3	$1,163.8
Accumulated depreciation	—	(40.0)	(296.1)	—	(336.1)

Book value	16.9	178.3	515.2	117.3	827.7

Movements 2008
Additions	0.3	7.3	30.9	—	38.5
Transfer from assets under construction	—	—	34.9	(34.9)	—
Disposals	—	—	(1.2)	—	(1.2)
Exchange differences	—	—	13.7	—	13.7
Depreciation	—	(12.0)	(44.5)	—	(56.5)
Impairment	—	(16.7)	(54.3)	—	(71.0)
Other movement	—	—	5.2	—	5.2

	0.3	(21.4)	(15.3)	(34.9)	(71.3)

31 March 2008
At cost	17.2	208.9	840.5	82.4	1,149.0
Accumulated depreciation	—	(52.0)	(340.6)	—	(392.6)

Book value	$17.2	$156.9	$499.9	$82.4	$756.4

Weighted average depreciation rate	0.0%	5.7%	5.3%	0.0%	4.9%

Construction in progress consists of plant expansions and upgrades.
Interest related to the construction of major facilities is capitalised and included in the cost of the asset to which it relates. Interest capitalised was US$0.6 million and US$5.3 million for the years ended 31 March 2008 and 2007, respectively. Depreciation expense for continuing operations was US$56.5 million and US$50.7 million for the years ended 31 March 2008 and 2007, respectively. Included in property, plant and equipment are restricted assets of the AICF with a net book value of US$0.6 million and US$0.4 million as of 31 March 2008 and 2007, respectively.
Asset Impairments
On 31 October 2007, the Company announced plans to suspend production at its Blandon, Pennsylvania plant in the US. The Company recorded an asset impairment charge of US$32.4 million in the year ended 31 March 2008 in its USA Fibre Cement segment. The impaired assets include buildings and machinery, which were reduced to their estimated fair value based on valuation methods including quoted market prices and discounted future cash flows. These assets are being held for use by the Company. Since the date of the announcement through 31 March 2008, the Company has incurred US$1.4 million of closure related costs. The closure related costs are not included in the asset impairment charge of US$32.4 million and have been included in cost of goods sold and selling, general and administrative expenses in the period incurred.
The Company recorded an asset impairment charge of US$25.4 million in the year ended 31 March 2008 in its Other segment, related to the closure of its Plant City, Florida Hardie Pipe plant. The impaired assets include buildings and machinery, which were reduced to their estimated fair value based on valuation methods including quoted market prices and discounted future cash flows. These assets are being held for use by the Company.
The Company recorded an asset impairment charge of US$13.2 million in the year ended 31 March 2008 related to buildings and machinery utilised to produce materials for the Company’s products. This asset impairment was recorded in its USA Fibre Cement segment. The impaired assets were reduced to their estimated fair value based on valuation methods including quoted market prices and discounted future cash flows. These assets are being held for use by the Company.

James Hardie Industries N.V. and Subsidiaries
4.3 Stocks

	31 March
(Millions of US dollars)	2008	2007

Raw materials and consumables	$51.0	$37.8
Work in progress	8.4	12.3
Finished goods	120.3	97.5

	$179.7	$147.6

The stock valuation includes value adjustments to lower market value of US$7.1 million (2007: US$4.0 million).
4.4 Receivables

	31 March
(Millions of US dollars)	2008	2007

Trade debtors	$122.7	$152.4
Taxation — VAT	6.5	5.9
Other receivables	4.2	6.6
Allowances for doubtful accounts	(2.0)	(1.5)
Employee loans	—	0.3

	$131.4	$163.7

The collectability of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis and an allowance for doubtful accounts is provided for known and estimated bad debts. The following are changes in the allowance for doubtful accounts:

	31 March
(Millions of US dollars)	2008	2007

Balance at 1 April	$1.5	$1.3
Charged to expense	0.6	0.5
Costs and deductions	(0.1)	(0.3)

Balance at 31 March	$2.0	$1.5

4.5 Restricted Cash and Cash Equivalents
Included in restricted cash is US$5.0 million related to an insurance policy as of 31 March 2008 and 2007.
4.6 Cash at banks and in hand
Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less.
Cash and cash equivalents consist of the following components:

	31 March
(Millions of US dollars)	2008	2007

Cash at bank and on hand	$21.6	$26.1
Short-term deposits	13.8	8.0

Total cash and cash equivalents	$35.4	$34.1

Short-term deposits are placed at floating interest rates varying between 2.14% to 2.93% and 4.85% to 5.25% as of 31 March 2008 and 2007, respectively.

James Hardie Industries N.V. and Subsidiaries
4.7 Provisions
Movements in product warranty provisions are specified as follows:

(Millions of US dollars)	2008	2007

Balance at beginning of period	$15.2	$15.5
Additions	10.2	4.4
Releases	(7.9)	(4.9)
Foreign currency translation adjustments	0.2	0.2

Balance at end of period	$17.7	$15.2

Of the US$17.7 million provision, US$10.8 million has a remaining lifetime over one year.
The Company offers various warranties on its products, including a 50-year limited warranty on certain of its fibre cement siding products in the United States. A typical warranty program requires the Company to replace defective products within a specified time period from the date of sale. The Company records an estimate for future warranty related costs based on an analysis of actual historical warranty costs as they relate to sales. Based on this analysis and other factors, the adequacy of the Company’s warranty provisions are adjusted as necessary. While the Company’s warranty costs have historically been within its calculated estimates, it is possible that future warranty costs could differ from those estimates.
Additionally, the Company includes in its accrual for product warranties amounts for a Class Action Settlement Agreement (the “Settlement Agreement”) related to its previous roofing products, which are no longer manufactured in the United States. On 14 February 2002, the Company signed the Settlement Agreement for all product, warranty and property related liability claims associated with these previously manufactured roofing products. These products were removed from the marketplace between 1995 and 1998 in areas where there had been any alleged problems. The total amount included in the product warranty provision relating to the Settlement Agreement is US$2.7 million and US$3.5 million as of 31 March 2008 and 2007, respectively.
4.8 Provisions for Asbestos liabilities
Commitment to provide funding on a long-term basis in respect of asbestos-related liabilities of former subsidiaries
The Amended FFA to provide long-term funding to the AICF was approved by shareholders in February 2007.
Asbestos Adjustments
The asbestos adjustments included in the consolidated statements of operations comprise the following:

	Years Ended 31 March
(Millions of US dollars)	2008	2007

Change in estimates:
Change in actuarial estimate — asbestos liability	$(175.0)	$50.3
Change in actuarial estimate — insurance receivable	27.4	(22.6)
Change in estimate — AICF claims-handling costs	(6.5)	0.8
Change in estimate — other	1.2	—

Subtotal — Change in estimates	(152.9)	28.5

Effect of foreign exchange	(87.2)	(94.5)
Tax impact related to the implementation of the Amended FFA	—	(335.0)
Initial recording of provision at 31 March 2006	—	—
Other adjustments	—	(4.5)

Total Asbestos Adjustments	$(240.1)	$(405.5)

James Hardie Industries N.V. and Subsidiaries
Asbestos-Related Assets and Liabilities
Under the terms of the Amended FFA, the Company has included on its consolidated balance sheets certain asbestos-related assets and liabilities. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is commonly referred to by the Company as the “Net Amended FFA Liability”.

	31 March
(Millions of US dollars)	2008	2007

Asbestos liability — current	$(78.7)	$(63.5)
Asbestos liability — non-current	(1,497.8)	(1,225.8)

Asbestos liability — Total	(1,576.5)	(1,289.3)

Insurance receivable — current	14.1	9.4
Insurance receivable — non-current	194.3	165.1

Insurance receivable — Total	208.4	174.5

Workers’ compensation asset — current	6.9	2.7
Workers’ compensation asset — non-current	78.5	76.5
Workers’ compensation liability — current	(6.9)	(2.7)
Workers’ compensation liability — non-current	(78.5)	(76.5)

Workers’ compensation — Total	—	—

Deferred income taxes — current	9.1	7.8
Deferred income taxes — non-current	397.1	318.2

Deferred income taxes — Total	406.2	326.0

Income tax payable (reduction in income tax payable)	20.4	9.0
Other net liabilities	(3.4)	(6.3)

Net Amended FFA liability	(944.9)	(786.1)

Restricted cash and cash equivalents and restricted short-term investment assets of the AICF	115.1	146.9

Unfunded Net Amended FFA liability	$(829.8)	$(639.2)

Asbestos Liability
The amount of the asbestos liability reflects the terms of the Amended FFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuaries. The asbestos liability also includes an allowance for the future claims-handling costs of the AICF. The Company will receive an updated actuarial estimate as of 31 March each year. The last actuarial assessment was performed as of 31 March 2008.
The changes in the asbestos liability for the year ended 31 March 2008 are detailed in the table below:

	A$		A$ to US$	US$
	Millions		rate	Millions

Asbestos liability — 31 March 2007	A$	(1,598.1)	1.2395	$(1,289.3)

Asbestos claims paid[1]		74.3	1.1503	64.6
AICF claims-handling costs incurred[1]		2.8	1.1503	2.4
Change in actuarial estimate[2]		(190.8)	1.0903	(175.0)
Change in estimate of AICF claims-handling costs[2]		(7.1)	1.0903	(6.5)
Effect of foreign exchange				(172.7)

Asbestos liability — 31 March 2008	A$	(1,718.9)	1.0903	$(1,576.5)

James Hardie Industries N.V. and Subsidiaries
Insurance Receivable — Asbestos
The changes in the insurance receivable for the year ended 31 March 2008 are detailed in the table below:

	A$		A$ to US$	US$
	Millions		rate	Millions

Insurance receivable — 31 March 2007	A$	216.3	1.2395	$174.5

Insurance recoveries[1]		(19.2)	1.1503	(16.7)
Change in estimate[3]		0.2	1.1782	0.2
Change in actuarial estimate[2]		29.9	1.0903	27.4
Effect of foreign exchange				23.0

Insurance receivable — 31 March 2008	A$	227.2	1.0903	$208.4

Deferred Income Taxes — Asbestos
The changes in the deferred income taxes — asbestos for the year ended 31 March 2008 are detailed in the table below:

	A$		A$ to US$	US$
	Millions		rate	Millions

Deferred tax assets — 31 March 2007	A$	404.1	1.2395	$326.0

Amounts offset against income tax payable[1]		(11.1)	1.1503	(9.6)
Impact of change in actuarial estimates[2]		50.4	1.0903	46.2
Impact of other asbestos adjustments[1]		(0.5)	1.1503	(0.4)
Effect of foreign exchange				44.0

Deferred tax assets — 31 March 2008	A$	442.9	1.0903	$406.2

The current deferred tax asset totals US$9.1 million and the long-term deferred tax asset totals US$397.1 million.
Income Tax Payable
A portion of the deferred income tax asset is applied against the Company’s income tax payable. At 31 March 2008 and 2007, this amount was US$20.4 million and US$9.0 million, respectively. During the year ended 31 March 2008, there was a US$1.7 million favourable effect of foreign exchange.
Other Net Liabilities
Other net liabilities include a provision for asbestos-related education and medical research contributions of US$3.3 million and US$4.6 million at 31 March 2008 and 2007, respectively. Also included in other net liabilities are the other assets and liabilities of the AICF including trade receivables, prepayments, fixed assets, trade payables and accruals. These other assets and liabilities of the AICF were a net liability of US$0.1 million and US$1.7 million at 31 March 2008 and 2007, respectively. During the year ended 31 March 2008, there was a US$1.0 million favourable adjustment related to changes in estimates of the other net liabilities and a US$0.5 million unfavourable effect of foreign exchange.

James Hardie Industries N.V. and Subsidiaries
Restricted Cash and Short-term Investment Assets of the AICF
Cash and cash equivalents and short-term investments of the AICF are reflected as restricted assets as these assets are restricted for use in the settlement of asbestos claims and payment of the operating costs of the AICF. During the year ended 31 March 2008, no short-term investments were purchased or sold.
The changes in the restricted cash and cash equivalents and restricted short-term investment assets of the AICF for the year ended 31 March 2008 are detailed in the table below:

	A$		A$ to US$	US$
	Millions		rate	Millions

Restricted cash and cash equivalents and restricted short-term investment assets — 31 March 2007	A$	182.1	1.2395	$146.9

Asbestos claims paid[1]		(74.3)	1.1503	(64.6)
AICF operating costs paid — claims-handling[1]		(2.8)	1.1503	(2.4)
AICF operating costs paid — non claims-handling[1]		(4.6)	1.1503	(4.0)
Insurance recoveries[1]		19.2	1.1503	16.7
Interest and investment income[1]		10.8	1.1503	9.4
Unrealised loss on investments[1]		(5.1)	1.1503	(4.4)
Other[1]		0.2	1.1503	0.2
Effect of foreign exchange				17.3

Restricted cash and cash equivalents and restricted short-term investment assets — 31 March 2008	A$	125.5	1.0903	$115.1

[1]	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

[2]	The spot exchange rate at 31 March 2008 is used to convert the Australian dollar amount to US dollars as the adjustment to the estimate was made on that date.

[3]	The spot exchange rate at 30 June 2007 is used to convert the Australian dollar amount to US dollars as the adjustment to the estimate was made on that date.
Actuarial Study; Claims Estimate
The AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of 31 March 2008. Based on KPMG Actuaries’ assumptions, KPMG Actuaries arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The Company views the central estimate as the basis for recording the asbestos liability in the Company’s financial statements, which under US GAAP, it considers the best estimate under SFAS No. 5. Based on the results of these studies, it is estimated that the discounted (but inflated) value of the central estimate for claims against the Former James Hardie Companies was approximately A$1.4 billion (US$1.3 billion). The undiscounted (but inflated) value of the central estimate of the asbestos-related liabilities of Amaca and Amaba as determined by KPMG Actuaries was approximately A$3.0 billion (US$2.8 billion). Actual liabilities of those companies for such claims could vary, perhaps materially, from the central estimate described above. The asbestos liability includes projected future cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.
The asbestos liability has been revised to reflect the most recent actuarial estimate prepared by KPMG Actuaries as of 31 March 2008 and to adjust for payments made to claimants during the year then ended.
In estimating the potential financial exposure, KPMG Actuaries made assumptions related to the total number of claims which were reasonably estimated to be asserted through 2071, the typical cost of settlement (which is sensitive to, among other factors, the industry in which a plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.
Further, KPMG Actuaries relied on the data and information provided by the AICF and Amaca Claims Services, Amaca Pty Ltd (under NSW External Administration) (“ACS”) and assumed that it is accurate and complete in all

James Hardie Industries N.V. and Subsidiaries
material respects. The actuaries have not verified the information independently nor established the accuracy or completeness of the data and information provided or used for the preparation of the report.
Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, as well as the extent to which the above named entities will contribute to the overall settlements, the actual amount of liability could differ materially from that which is currently projected.
A sensitivity analysis has been performed to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. This analysis shows that the discounted (but inflated) central estimates could be in a range of A$1.0 billion (US$0.9 billion) to A$2.1 billion (US$1.9 billion) (undiscounted, but inflated, estimates of A$1.9 billion (US$1.7 billion) to A$5.4 billion (US$5.0 billion)), as of 31 March 2008. It should be noted that the actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made.
The potential range of costs as estimated by KPMG Actuaries is affected by a number of variables such as nil settlement rates (where no settlement is payable by the Former James Hardie Companies because the claim settlement is borne by other asbestos defendants (other than the former James Hardie subsidiaries) which are held liable), peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defence and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims. While no assurances can be provided, the Company believes that it is likely to be able to partially recover losses from various insurance carriers. As of 31 March 2008, KPMG Actuaries’ undiscounted central estimate of asbestos-related liabilities was A$3.0 billion (US$2.8 billion). This undiscounted (but inflated) central estimate is net of expected insurance recoveries of A$497.8 million (US$456.6 million) after making a general credit risk allowance for bad debt insurance carriers and an allowance for A$72.7 million (US$66.7 million) of “by claim” or subrogation recoveries from other third parties. In accordance with FIN 39, the Company has not netted the insurance receivable against the asbestos liability on its consolidated balance sheets.
Claims Data
The AICF provides compensation payments for Australian asbestos-related personal injury claims against the Liable Entities. The claims data in this section are only reflective of these Australian asbestos-related personal injury claims against the Liable Entities.
For the years ended 31 March 2008, 2007 and 2006, the following table, provided by KPMG Actuaries, shows the claims filed, the number of claims dismissed, settled or otherwise resolved for each period and the average settlement amount per claim:

	Years Ended 31 March
	2008		2007		2006 [1]

Number of claims filed		552		463		346
Number of claims dismissed		74		121		97
Number of claims settled or otherwise resolved		445		416		405
Average settlement amount per settled claim	A$	147,349	A$	166,164	A$	151,883
Average settlement amount per settled claim	US$	128,096	US$	127,165	US$	114,322

James Hardie Industries N.V. and Subsidiaries
The following table, provided by KPMG Actuaries, shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	Years Ended 31 March
	2008		2007		2006 [1]		2005		2004

Number of open claims at beginning of period		490		564		712		687		743
Number of new claims		552		463		346		489		379
Number of closed claims		519		537		502		464		435
Number of open claims at end of period		523		490		556		712		687
Average settlement amount per settled claim	A$	147,349	A$	166,164	A$	151,883	A$	157,594	A$	167,450
Average settlement amount per case closed	A$	126,340	A$	128,723	A$	122,535	A$	136,536	A$	121,642

Average settlement amount per settled claim	US$	128,096	US$	127,163	US$	114,318	US$	116,572	US$	116,123
Average settlement amount per case closed	US$	109,832	US$	98,510	US$	92,229	US$	100,996	US$	84,356

1   Information includes claims data for only 11 months ended 28 February 2006. Claims data for the 12 months ended 31 March 2006 were not available at the time the Company’s financial statements were prepared.
Under the terms of the Amended FFA, the Company has obtained rights of access to actuarial information produced for the AICF by the actuary appointed by the AICF (the “Approved Actuary”). The Company’s future disclosures with respect to claims statistics are subject to it obtaining such information from the Approved Actuary. The Company has had no general right (and has not obtained any right under the Amended FFA) to audit or otherwise require independent verification of such information or the methodologies to be adopted by the Approved Actuary. As such, the Company will need to rely on the accuracy and completeness of the information and analysis of the Approved Actuary when making future disclosures with respect to claims statistics.
Environmental and Legal
The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of federal, state and local laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated. In the opinion of management, based on information presently known except as set forth above, the ultimate liability for such matters should not have a material adverse effect on either the Company’s consolidated financial position, results of operations or cash flows.
The Company is involved from time to time in various legal proceedings and administrative actions incidental or related to the normal conduct of its business. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, except those items specifically described within these consolidated financial statements, individually or in the aggregate, have a material adverse effect on its consolidated financial position, results of operations or cash flows.
Operating Leases
As the lessee, the Company principally enters into property, building and equipment leases. The following are future minimum lease payments for non-cancellable operating leases having a remaining term in excess of one year at 31 March 2008:

Years ending 31 March:	(Millions of US dollars)

2009	$14.8
2010	13.3
2011	12.4
2012	12.0
2013	8.6
Thereafter	56.7

Total	$117.8

Rental expense amounted to US$10.2 million and US$12.1 million for the years ended 31 March 2008 and 2007, respectively.

James Hardie Industries N.V. and Subsidiaries
Capital Commitments
Commitments for the acquisition of plant and equipment and other purchase obligations, primarily in the United States, contracted for but not recognised as liabilities and generally payable within one year, were US$9.0 million at 31 March 2008.
4.9 Liabilities

	31 March
	2008	2007

Long-term debt	$174.5	$105.0
Short-term debt	90.0	83.0

Total debt	$264.5	$188.0

Long-term debt consists of the following components:

	2008	2007

US$ noncollateralised notes — current portion	$—	$—
Long-term debt	174.5	105.0

Total debt falling due between 2 and 5 years at 3.63 and 5.91% weighted average rates	$174.5	$105.0

At 31 March 2008, the Company’s credit facilities currently consist of :

	At 31 March 2008
	Total	Principal
Description	Facility	Drawn

(US$ millions)
364-day facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2008	$110.0	$90.0

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2010	245.0	174.5

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2011	45.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	90.0	—

Total	$490.0	$264.5

For all facilities, the interest rate is calculated two business days prior to the commencement of each draw-down period based on the US$ London Interbank Offered Rate (“LIBOR”) plus the margins of individual lenders and is payable at the end of each drawn-down period. The Company paid commitment fees in the amount of US$0.4 million and US$0.7 million, respectively for the years ended 31 March 2008 and 2007. At 31 March 2008, there was US$264.5 million drawn under the combined facilities and US$225.5 million was available.
Short-term debt at 31 March 2008 and 31 March 2007 comprised US$90.0 million and US$83.0 million, respectively, drawn under the 364-day facilities. Long-term debt at 31 March 2008 and 31 March 2007 comprised US$174.5 million and US$105.0 million, respectively, drawn under the term facilities.
At 31 March 2008, management believes that the Company was in compliance with all restrictive covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the Company (i) is required to maintain certain ratios of indebtedness to equity which do not exceed certain maximums, excluding assets, liabilities and other balance sheet items of the AICF, Amaba Pty Limited, Amaca Pty Limited, ABN 60 Pty Limited and Marlew Mining Pty Limited, (ii) must maintain a minimum level of net worth, excluding assets, liabilities and other balance sheet items of the AICF, (iii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement

James Hardie Industries N.V. and Subsidiaries
impacts of the AICF, Amaba Pty Limited, Amaca Pty Limited, ABN 60 Pty Limited and Marlew Mining Pty Limited and (iv) has limits on how much it can spend on an annual basis in relation to asbestos payments to the AICF. Such limits are consistent with the contractual liabilities of the Performing Subsidiary and the Company under Amendment FFA.
The Company anticipates being able to meet its future payment obligations for the next 12 months from existing cash, unutilised committed facilities and anticipated future net operating cash flows.
4.10 Other long term liabilities
Other liabilities consist of the following components:

	31 March
(Millions of US dollars)	2008	2007

Employee entitlements	$6.4	$11.9
Product liability	—	0.8
Uncertain tax positions	123.7	—
Employee bonuses	—	28.5
Other	57.4	—

Total non-current other liabilities	$187.5	$41.2

4.11 Accrued payroll and employee benefits

	31 March
(Millions of US dollars)	2008	2007

Accrued wages and salaries	$10.1	$9.2
Accrued employee benefits	10.2	9.1
Accrued other	16.7	23.7

Accrued payroll and employee benefits — current	$37.0	$42.0

Currency
All loans are contracted in US$.
Indemnities granted
None of the assets are pledged as security for the redemption of amounts payable to credit institutions.
4.12 Amended ATO Assessment
In March 2006, RCI Pty Ltd (“RCI”), a wholly owned subsidiary of the Company, received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended 31 March 1999. The amended assessment relates to the amount of net capital gains arising as a result of an internal corporate restructure carried out in 1998 and has been issued pursuant to the discretion granted to the Commissioner of Taxation under Part IVA of the Australian Income Tax Assessment Act 1936. The original amended assessment issued to RCI was for a total of A$412.0 million. However, after two remissions of general interest charges (“GIC”) made by the ATO during fiscal year 2007, the total was revised to A$368.0 million and is comprised of the following as of 31 March 2008:

(Millions of dollars)	US$ (1)	A$

Primary tax after allowable credits	$157.8	A$	172.0
Penalties (2)	39.4		43.0
General interest charges	140.3		153.0

Total amended assessment	$337.5	A$	368.0

[1]	US$ amounts calculated using the A$/US$ foreign exchange spot rate at 31 March 2008.

[2]	Represents 25% of primary tax.
During fiscal year 2007, the Company agreed with the ATO that in accordance with the ATO Receivable Policy, the Company would pay 50% of the total amended assessment being A$184.0 million (US$168.8 million), and

James Hardie Industries N.V. and Subsidiaries
provide a guarantee from James Hardie Industries N.V. in favour of the ATO for the remaining unpaid 50% of the amended assessment, pending outcome of the appeal of the amended assessment. The Company also agreed to pay GIC accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis. Up to 31 March 2008, GIC totalling A$95.2 million has been paid to the ATO. On 15 April 2008, the Company paid A$3.3 million in GIC in respect of the quarter ended 31 March 2008.
On 30 May 2007, the ATO issued a Notice of Decision disallowing the Company’s objection to the amended assessment. On 11 July 2007, the Company filed an application appealing the Objection Decision with the Federal Court of Australia. The hearing date for RCI’s trial is presently scheduled for 8 December 2008.
RCI strongly disputes the amended assessment and is pursuing all avenues of appeal to contest the ATO’s position in this matter. The ATO has confirmed that RCI has a reasonably arguable position that the amount of net capital gains arising as a result of the corporate restructure carried out in 1998 has been reported correctly in the fiscal year 1999 tax return and that Part IVA does not apply. As a result, the ATO reduced the amount of penalty from an automatic 50% of primary tax that would otherwise apply in these circumstances, to 25% of primary tax. In Australia, a reasonably arguable position means that the tax position is about as likely to be correct as it is not correct. The Company and RCI received legal and tax advice at the time of the transaction, during the ATO enquiries and following receipt of the amended assessment. The Company believes that it is more likely than not that the tax position reported in RCI’s tax return for the 1999 fiscal year will be upheld on appeal. Therefore, the Company believes that the requirements under FIN 48 for recording a liability have not been met and therefore it has not recorded any liability at 31 March 2008 for the amended assessment.
The Company expects that amounts paid in respect of the amended assessment will be recovered by RCI (with interest) at the time RCI is successful in its appeal against the amended assessment. As a result, the Company has treated all payments in respect of the amended assessment that have been made up to 31 March 2008 as a deposit and it is the Company’s intention to treat any payments to be made at a later date as a deposit.
4.13 Prepaid expenses and other current assets

	31 March
(Millions of US dollars)	2008	2007

Prepaid operating expenses	$6.7	$6.8
Prepaid other	1.0	3.6
Prepaid or refundable income tax	20.3	22.0

	$28.0	$32.4

4.14 Accrued payables and accrued liabilities

	31 March
(Millions of US dollars)	2008	2007

Accrued trade payables	$64.3	$57.2
Other payables for trading activities	25.6	20.5
Other payables	17.7	23.1

Total accrued payables	$107.6	$100.8

4.15 Contingent liabilities
The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of federal, state and local laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated. In the opinion of management, based on information presently known except as set forth above, the ultimate liability for such matters should not have a material adverse effect on either the Company’s consolidated financial position, results of operations or cash flows.

James Hardie Industries N.V. and Subsidiaries
4.16 Group equity

	Issued	Share
	and paid	premiim	Retained	Curent year	Cumulative	Treasury
(Millions of US dollars)	in capital	account	earnings	results	translation	Stock	Total

Balances as of 31 March 2007	$251.8	$180.2	$(178.7)	$—	$5.4	$—	$258.7

Adoption of FIN 48	—	—	(78.0)	—	—	—	(78.0)

Adjusted balances as of 1 April 2007	$251.8	$180.2	$(256.7)	$—	$5.4	$—	$180.7

Other Income:
Net loss	—	—	—	(71.6)	—	—	(71.6)
Pension and post-retirement benefit adjust	—	—	—	—	0.6	—	0.6
Unrealised loss on investments	—	—	—	—	(4.4)	—	(4.4)
Foreign currency translation gain	—	—	—	—	15.3	—	15.3

Total income							(60.1)
Dividends paid	—	—	(126.2)	—	—	—	(126.2)
Stock compensation	—	7.7	—	—	—	—	7.7
Tax benefit from stock options exercised	—	—	—	—	—	—	—
Employee loans	—		—	—	—	—	—
Stock options exercised	0.5	2.8	—	—	—	—	3.3
Treasury stock purchased	—	—	—	—	—	(208.0)	(208.0)
Treasury stock retired	(32.6)	(13.8)	(157.6)	—	—	204.0	—

Balances as of 31 March 2008	$219.7	$176.9	$(540.5)	$(71.6)	$16.9	$(4.0)	$(202.6)

All assets and liabilities are translated into US dollars at current exchange rates while revenues and expenses are translated at average exchange rates in effect for the period. The effects of foreign currency translation adjustments are included directly in other income in group equity.
On 15 August 2007, the Company announced a share repurchase program of up to 10% of the Company’s issued capital, approximately 46.8 million shares. The Company repurchased 35.7 million shares of common stock during the year ended 31 March 2008. The repurchased shares had an aggregate cost of US$208.0 million and the average price paid per share of common stock was US$5.83. The US dollar amounts were determined using the weighted average spot rates for the days on which shares were purchased. The Company officially cancelled 35.0 million shares on 31 March 2008.
5. Notes to the consolidated profit and loss account
5.1 Segment reporting
The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the Managing Board of Directors. USA Fibre Cement manufactures and sells fibre cement interior linings, exterior siding and related accessories products in the United States. Asia Pacific Fibre Cement includes all fibre cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand and Asia. Research and Development represents the cost incurred by the research and development centres. Other includes the manufacture and sale of fibre cement reinforced pipes in the United States, fibre cement operations in Europe and roofing operations in the United States. The roofing plant was closed and the business ceased operations in April 2006. On 22 May 2008, the Company announced plans to cease production at its Plant City, Florida Hardie Pipe plant in the US. The Company’s operating segments are strategic operating units that are managed separately due to their different products and/or geographical location.

James Hardie Industries N.V. and Subsidiaries
Operating Segments
The following are the Company’s operating segments and geographical information:

	Net Turnover [1]
	Years Ended 31 March
(Millions of US dollars)	2008	2007

USA Fibre Cement	$1,144.8	$1,262.3
Asia Pacific Fibre Cement	298.3	251.7
Other	25.7	28.9

Net Turnover	$1,468.8	$1,542.9

	Results on Activities
	Before Tax
	Years Ended 31 March
(Millions of US dollars)	2008	2007

USA Fibre Cement [2,3]	$268.0	$362.4
Asia Pacific Fibre Cement [2]	50.3	39.4
Research and Development [2]	(18.1)	(17.1)
Other [4]	(32.8)	(9.3)

Segments total	267.4	375.4
General Corporate [5,6]	(304.0)	(461.1)

Total operating (loss) income	(36.6)	(85.7)
Net interest income (expense) [7]	1.1	(6.5)
Other non operating expense, net	—	—

Results on activities before tax	$(35.5)	$(92.2)

Geographic Areas	Net Turnover [1]
	Years Ended 31 March
(Millions of US dollars)	2008	2007

USA	$1,153.1	$1,279.4
Australia	198.6	169.0
New Zealand	67.3	54.4
Other Countries	49.8	40.1

Worldwide total from operations	$1,468.8	$1,542.9

	Total Identifiable Assets
	31 March
(Millions of US dollars)	2008	2007

USA	$846.6	$935.7
Australia	139.0	127.1
New Zealand	26.1	23.1
Other Countries	66.9	58.9

Segments total	1,078.6	1,144.8
General Corporate [8,9]	1,101.3	983.3

Worldwide total	$2,179.9	$2,128.1

James Hardie Industries N.V. and Subsidiaries

[1]	Export sales and inter-segmental sales are not significant.

[2]	Research and development costs of US$7.4 million and US$10.8 million in fiscal years 2008 and 2007, respectively, were expensed in the USA Fibre Cement segment.
Research and development costs of US$1.6 million and US$1.8 million in fiscal years 2008 and 2007, respectively, were expensed in the Asia Pacific Fibre Cement segment.
Research and development costs of US$18.0 million and US$13.0 million in fiscal years 2008 and 2007, respectively, were expensed in the Research and Development segment.
Research and Development costs of US$0.3 million and US$0.3 million in fiscal years 2008 and 2007, respectively, were expensed in the Other segment.
The Research and Development segment also included selling, general and administrative expenses of US$0.1 million and US$4.1 million in fiscal years 2008 and 2007, respectively.
Research and development expenditures are expensed as incurred and in total amounted to US$27.3 million and US$25.9 million for the years ended 31 March 2008 and 2007, respectively.

[3]	Included in USA Fibre Cement for the year ended 31 March 2008 are asset impairment charges of US$45.6 million and impairment related costs totaling US$ 1.4 million.

[4]	Included in the Other segment for the years ended 31 March 2008 and 2006 are asset impairment charges of US$25.4 million and US$13.4 million, respectively. Also included in the Other segment for the year ended 31 March 2008, are impairment related costs totaling US$1.8 million.

[5]	The principal components of General Corporate are officer and employee compensation and related benefits; professional and legal fees; administrative costs; and rental expense, net of rental income, on the Company’s corporate offices. Also included in General Corporate are unfavourable asbestos adjustments of US$240.1 million and US$405.5 million in fiscal years 2008 and 2007, respectively and AICF SG&A expenses of US$4.0 million and nil in fiscal years 2008 and 2007, respectively.

[6]	Includes costs of nil and US$13.6 million for SCI and other related expenses in fiscal years 2008 and 2007, respectively.

[7]	The Company does not report net interest expense for each operating segment as operating segments are not held directly accountable for interest expense. Included in net interest income (expense) is AICF interest income of US$9.4 million and nil in fiscal years 2008 and 2007, respectively.

[8]	The Company does not report deferred tax assets and liabilities for each operating segment as operating segments are not held directly accountable for deferred income taxes. All deferred income taxes are included in General Corporate.

[9]	Asbestos-related assets at 31 March 2008 and 31 March 2007 are US$817.1 million and US$727.6 million, respectively, and are included in the General Corporate segment.
5.2 Selling, General and Administrative expenses.
The selling and administration expenses include wages and salaries, and social security costs. These consist of the following:

	31 March
	2008	2007

Wages and salaries	$38.3	$51.7
Pension costs	6.1	7.1
Other social security costs	4.1	5.9
Stock Compensation	7.7	5.8

	$56.2	$70.5

The pension costs are determined based on the premiums payable in respect of the financial year and the proportionately calculated purchase prices to redeem the past-service liabilities incurred in the financial year and premiums.

James Hardie Industries N.V. and Subsidiaries
Total research and development costs included in general and administrative expenses were US$27.3 million and US$25.9 million, respectively.
5.3 Stock-based compensation
At 31 March 2008, the Company had the following stock-based compensation plans: the Executive Share Purchase Plan; the Managing Board Transitional Stock Option Plan; the JHI NV 2001 Equity Incentive Plan; the Supervisory Board Share Plan 2006 and the Long-Term Incentive Plan.
Executive Share Purchase Plan
Prior to July 1998, James Hardie Industries Limited (“JHIL”) issued stock under an Executive Share Purchase Plan (the “Plan”). Under the terms of the Plan, eligible executives purchased JHIL shares at their market price when issued. Executives funded purchases of JHIL shares with non-recourse, interest-free loans provided by JHIL and collateralised by the shares. In such cases, the amount of indebtedness is reduced by any amounts payable by JHIL in respect of such shares, including dividends and capital returns. These loans are generally repayable within two years after termination of an executive’s employment. Variable plan accounting under the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” has been applied to the Executive Share Purchase Plan shares granted prior to 1 April 1995 and fair value accounting, pursuant to the requirements of SFAS No. 123R, has been applied to shares granted after 31 March 1995. The Company recorded no compensation expense during the years ended 31 March 2008 and 2007. No shares were issued under this plan during years ended 31 March 2008 and 2007.
Managing Board Transitional Stock Option Plan
The Managing Board Transitional Stock Option Plan provides an incentive to the members of the Managing Board. The maximum number of ordinary shares that may be issued and outstanding or subject to outstanding options under this plan shall not exceed 1,380,000 shares. At 31 March 2008 and 2007, there were 1,320,000 options outstanding under this plan.
On 22 November 2005, the Company granted options to purchase 1,320,000 shares of the Company’s common stock at an exercise price per share equal to A$8.53 to the Managing Directors under the Managing Board Transitional Stock Option Plan. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. 50% of these options become exercisable on the first business day on or after 22 November 2008 if the total shareholder returns (“TSR”) (essentially its dividend yield and common stock performance) from 22 November 2005 to that date were at least equal to the median TSR for the companies comprising the Company’s peer group, as set out in the plan. In addition, for each 1% increment that the Company’s TSR is above the median TSR, an additional 2% of the options become exercisable. If any options remain unvested on the last business day of each six month period following 22 November 2008 and 22 November 2010, the Company will reapply the vesting criteria to those options on that business day.
JHI NV 2001 Equity Incentive Plan
On 19 October 2001 (the grant date), JHI NV granted options to purchase 5,468,829 shares of the Company’s common stock under the JHI NV 2001 Equity Incentive Plan (the “2001 Equity Incentive Plan”) to key US executives in exchange for their previously granted Key Management Equity Incentive Plan (“KMEIP”) shadow shares that were originally granted in November 2000 and 1999 by JHIL. These options may be exercised in five equal tranches (20% each year) starting with the first anniversary of the original shadow share grant.

			October 2001
	Original		Number	Option
Original Shadow	Exercise		of Options	Expiration
Share Grant Date	Price		Granted	Date

November 1999	A$	3.82	1,968,544	November 2009
November 2000	A$	3.78	3,500,285	November 2010
As set out in the plan rules, the exercise prices and the number of shares available on exercise are adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise prices were reduced by A$0.21, A$0.38 and A$0.10 for the November 2003, November 2002 and December 2001 returns of capital, respectively.

James Hardie Industries N.V. and Subsidiaries
Under the 2001 Equity Incentive Plan, additional grants have been made at fair market value to management and other employees of the Company. Each option confers the right to subscribe for one ordinary share in the capital of JHI NV. The options may be exercised as follows: 25% after the first year; 25% after the second year; and 50% after the third year. All unexercised options expire 10 years from the date of issue or 90 days after the employee ceases to be employed by the Company.
The following table summarises the additional option grants:

	Original		Number	Option
Share Grant	Exercise		of Options	Expiration
Date	Price		Granted	Date

December 2001	A$	5.65	4,248,417	December 2011
December 2002	A$	6.66	4,037,000	December 2012
December 2003	A$	7.05	6,179,583	December 2013
December 2004	A$	5.99	5,391,100	December 2014
February 2005	A$	6.30	273,000	February 2015
December 2005	A$	8.90	5,224,100	December 2015
March 2006	A$	9.50	40,200	March 2016
November 2006	A$	8.40	3,499,490	November 2016
March 2007	A$	8.90	179,500	March 2017
March 2007	A$	8.35	151,400	March 2017
December 2007	A$	6.38	5,031,310	December 2017
As set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise prices on the December 2002 and December 2001 option grants were reduced by A$0.21 for the November 2003 return of capital and the December 2001 option grant was reduced by A$0.38 for the November 2002 return of capital.
The Company is authorised to issue 45,077,100 shares under the 2001 Equity Incentive Plan.
JHI NV Stock Appreciation Rights Incentive Plan
On 14 December 2004, 527,000 stock appreciation rights were granted under the terms and conditions of the JHI NV Stock Appreciation Rights Incentive Plan (“Stock Appreciation Rights Plan”) with an exercise price of A$5.99. In April 2005, 27,000 stock appreciation rights were cancelled. In December 2006, 250,000 of these stock appreciation rights vested and were exercised at A$8.99, the closing price of the Company’s stock on the exercise day. In December 2007, the remaining 250,000 of these stock appreciation rights vested and were exercised at A$6.52, the closing price of the Company’s stock on the exercise day. These rights are accounted for as stock appreciation rights under SFAS No. 123R and, accordingly, compensation expense of US$0.1 million and US$0.5 million was recognised in the years ended 31 March 2008 and 2007, respectively.
Supervisory Board Share Plan
At the 2002 Annual General Meeting, the Company’s shareholders approved a Supervisory Board Share Plan (“SBSP”), which required that all non-executive directors on the Joint Board and Supervisory Board receive shares of the Company’s common stock as payment for a portion of their director fees. The SBSP required that the directors take at least US$10,000 of their fees in shares and allowed directors to receive additional shares in lieu of fees at their discretion. Shares issued under the US$10,000 compulsory component of the SBSP were subject to a two-year escrow that required members of the Supervisory Board to retain those shares for at least two years following issue. The issue price for the shares is the market value at the time of issue. No loans were entered into by the Company in relation to the grant of shares pursuant to the SBSP. During fiscal year 2007, this plan was replaced with the Supervisory Board Share Plan 2006. All remaining shares issued under the SBSP were released from escrow in November 2007.
Supervisory Board Share Plan 2006
At the 2006 Annual General Meeting, the Company’s shareholders approved the replacement of its SBSP with a new plan called the Supervisory Board Share Plan 2006 (“SBSP 2006”). Participation by members of the Supervisory Board in the SBSP 2006 is not mandatory. The SBSP 2006 allows the Company to issue new shares or acquire shares on the market on behalf of the participant. The total remuneration of a Supervisory Board

James Hardie Industries N.V. and Subsidiaries
member will take into account any participation in the SBSP 2006 and shares under the SBSP 2006. At 31 March 2008, 61,792 shares had been acquired under this plan.
Long-Term Incentive Plan
At the 2006 Annual General Meeting, the Company’s shareholders approved the establishment of a Long-Term Incentive Plan (“LTIP”) to provide incentives to members of the Company’s Managing Board and to certain members of its management (“Executives”). The shareholders also approved, in accordance with certain LTIP rules, the issue of options in the Company to members of the Company’s Managing Board and to Executives. In November 2006, 1,132,000 options were granted under the LTIP to the Managing Board. In August 2007 an additional 1,016,000 options were granted to the Managing Board under the LTIP. The vesting of these options are subject to ‘performance hurdles’ as outlined in the LTIP rules. Unexercised options expire 10 years from the date of issue. At 31 March 2008, there were 2,148,000 options outstanding under this plan.
Valuation and Expense Information Under SFAS No. 123R
The Company accounts for stock options in accordance with the fair value provisions of SFAS No. 123R, which requires the Company to estimate the value of stock options issued based upon an option-pricing model and recognise this estimated value as compensation expense over the periods in which the options vest.
The Company estimates the fair value of each option grant on the date of grant using either the Black-Scholes option-pricing model or a lattice model that incorporates a Monte Carlo Simulation (the “Monte Carlo method”). Options granted under the 2001 Equity Incentive Plan and the Managing Board Transitional Stock Option Plan are valued using the Black-Scholes option-pricing model since the vesting of these options is based solely on a requisite service condition. Options granted under the LTIP were valued using the Monte Carlo method since vesting of these options requires that certain target ‘performance hurdles’ are achieved.
The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free rate and expected dividends. We estimate the expected term of options granted by calculating the average term from our historical stock option exercise experience. We estimate the volatility of our common stock based on historical daily stock price volatility. We base the risk-free interest rate on US Treasury notes with terms similar to the expected term of the options. We calculate dividend yield using the current management dividend policy at the time of option grant.
The following table includes the weighted average assumptions and weighted average fair values used for grants valued using the Black-Scholes option-pricing model during the year ended 31 March:

	2008		2007

Dividend yield		5.0%		1.5%
Expected volatility		30.0%		28.1%
Risk free interest rate		3.4%		4.6%
Expected life in years		4.4		5.1
Weighted average fair value at grant date	A$	1.13	A$	2.40
Number of stock options		5,031,310		3,830,390
The following table includes the weighted average assumptions and weighted average fair values used for grants valued using the Monte Carlo method during the year ended 31 March:

	2008		2007

Dividend yield		5.00%		1.60%
Expected volatility		32.1%		28.1%
Risk free interest rate		4.2%		4.6%
Weighted average fair value at grant date	A$	3.14	A$	3.30
Number of stock options		1,016,000		1,132,000
Compensation expense arising from stock option grants as estimated using option-pricing models was US$7.7 million and US$5.8 million for the years ended 31 March 2008 and 2007, respectively. As of 31 March 2008, the unrecorded deferred stock-based compensation balance related to stock options was US$9.6 million after estimated forfeitures and will be recognised over an estimated weighted average amortisation period of 1.5 years.

James Hardie Industries N.V. and Subsidiaries
General Share-Based Award Information
The following table summarises all of the Company’s shares available for grant and the movement in all of the Company’s outstanding options:

		Outstanding Options
			Weighted
	Shares		Average
	Available for		Exercise
	Grant	Number	Price
Balance at 31 March 2006	19,836,233	19,513,257	A$	6.99

Newly Authorised	3,000,000	—
Granted	(4,962,390)	4,962,390	A$	8.42
Exercised	—	(3,988,880)	A$	5.96
Forfeited	1,546,950	(1,546,950)	A$	7.70

Balance at 31 March 2007	19,420,793	18,939,817	A$	7.52

Newly Authorised	—	—
Granted	(6,047,310)	6,047,310	A$	6.62
Exercised	—	(606,079)	A$	6.33
Forfeited	2,190,811	(2,190,811)	A$	7.79

Balance at 31 March 2008	15,564,294	22,190,237	A$	7.29

The total intrinsic value of stock options exercised was A$1.2 million and A$10.3 million for the years ended 31 March 2008 and 2007, respectively.
The weighted average grant-date fair value of stock options granted was A$1.47 and A$2.61 during the years ended 31 March 2008 and 2007, respectively.
Windfall tax benefits realised in the United States from stock options exercised and included in cash flows from financing activities in the consolidated statements of cash flows were nil and US$1.8 million for the years ended 31 March 2008 and 2007, respectively.
The following table summarises outstanding and exercisable options as of 31 March 2008:

	(In Australian dollars)
	Options Outstanding						Options Exercisable
		Weighted	Weighted					Weighted
		Average	Average		Aggregate			Average		Aggregate
Exercise		Remaining	Exercise		Intrinsic			Exercise		Intrinsic
Price	Number	Life (in Years)	Price		Value		Number	Price		Value
A$ 3.09	409,907	2.6	A$	3.09	A$	1,295,306	409,907	A$	3.09	A$	1,295,306
3.13	100,435	1.6		3.13		313,357	100,435		3.13		313,357
5.06	660,582	3.7		5.06		787,017	660,582		5.06		787,017
5.99	2,745,625	6.7		5.99		713,862	2,745,625		5.99		713,862
6.30	93,000	6.9		6.30		—	93,000		6.30		—
6.38	4,822,398	9.7		6.38		—	14,286		6.38		—
6.45	901,500	4.6		6.45		—	901,500		6.45		—
7.05	2,280,750	5.7		7.05		—	2,280,750		7.05		—
7.83	1,016,000	9.4		7.83		—	—		—		—
8.35	151,400	9.0		8.35		—	37,850		8.35		—
8.40	3,747,340	8.6		8.40		—	686,349		8.40		—
8.53	1,320,000	7.7		8.53		—	—		—		—
8.90	3,901,100	7.7		8.90		—	2,000,425		8.90		—
9.50	40,200	7.9		9.50		—	20,100		9.50		—

Total	22,190,237	7.7	A$	7.29	A$	3,109,542	9,950,809	A$	6.83	A$	3,109,542

James Hardie Industries N.V. and Subsidiaries
The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value based on stock options with an exercise price less than the Company’s closing stock price of A$6.25 as of 31 March 2008, which would have been received by the option holders had those option holders exercised their options as of that date.
5.4 Amortisation of intangible fixed assets and depreciation of tangible fixed assets and other changes in value
The Cost of goods sold include amortisation, depreciation and impairment of tangible and intangible fixed assets. These consist of the following components:
Depreciation expenses was US$56.5 million and US$50.7 million for the years ended 31 March 2008 and 2007, respectively.
5.5 Financial income and expenses

	31 March
(Millions of US dollars)	2008	2007

Interest income	12.2	5.5
Interest expense	(11.1)	(12.0)

	$1.1	$(6.5)

5.6 Taxation on result on activities
Income tax expense includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Income tax benefit (expense) for continuing operations consists of the following components:

	Years Ended 31 March
(Millions of US dollars)	2008	2007

Income from ordinary activities before income taxes:
Domestic [1]	$80.1	$110.9
Foreign	(115.6)	(204.0)

Income from ordinary activities before income taxes:	$(35.5)	$(93.1)

Income tax (expense) benefit:
Current:
Domestic [1]	$(7.1)	$0.4
Foreign	(102.1)	(63.7)

Current income tax expense	(109.2)	(63.3)

Deferred:
Domestic [1]	(0.2)	0.1
Foreign	73.3	307.1

Deferred income tax expense	73.1	307.2

Total income tax expense for operations	$(36.1)	$243.9

[1]	Since JHI NV is the Dutch parent holding company, domestic represents The Netherlands.
The taxation on result on ordinary activities can be specified as follows:

	2008	2007
Loss from ordinary activities before taxation	(35.5)	(92.2)
Taxation income / (expense) on result on ordinary activities	(36.1)	243.9

Effective tax rate	102%	265%
Applicable tax rate	29%	29%

James Hardie Industries N.V. and Subsidiaries
The applicable tax rate is based on the relative proportion of the group companies’ contribution to the result and the tax rates ruling in the countries concerned. The main differences between the effective tax rate and the applicable tax rate are:
In the current financial year, the effective tax rate differs mainly from the applicable tax rate due to the asbestos liability deferred tax benefit arising from the anticipated contributions under the amended FFA. In the previous year, the difference is caused by the fact that the asbestos adjustment was not tax affected yet.
Income tax benefit (expense) computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated as the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction. Income tax benefit (expense) from continuing operations is reconciled to the tax at the statutory rates as follows:

	Years Ended 31 March
(Millions of US dollars)	2008	2007

Continuing operations
Income tax benefit (expense) computed at statutory tax rates	$7.8	$16.2
US state income taxes, net of the federal benefit	(1.9)	(6.5)
Asbestos adjustment	—	242.0
Asbestos - effect of foreign exchange	(27.5)	(24.1)
Benefit from Dutch financial risk reserve regime	7.3	8.1
Expenses not deductible	(3.2)	(1.7)
Non-assessable items	2.7	1.8
Losses not available for carryforward	(1.4)	(3.2)
Change in reserves	(18.5)	—
Change in reserves	—	10.4
Change in tax law	—	3.0
Other items	(1.4)	(2.1)

	$(36.1)	$243.9

Effective tax rate	101.7%	262.0%

Deferred tax balances consist of the following components:

	31 March
(Millions of US dollars)	2008	2007

Deferred tax assets:
Asbestos liability	$406.2	$326.0
Other provisions and accruals	27.0	33.3
Net operating loss carryforwards	6.3	7.8
Capital loss carryforwards	40.0	35.2
Taxes on intellectual property transfer	6.5	6.5
Prepayments	2.9	7.5
Other	0.8	—

Total deferred tax assets	489.7	416.3
Valuation allowance	(45.1)	(39.7)

Total deferred tax assets, net of valuation allowance	444.6	376.6

Deferred tax liabilities:
Property, plant and equipment	(93.4)	(108.4)
Foreign currency movements	(15.2)	(5.2)
Other	—	(0.1)

Total deferred tax liabilities	(108.6)	(113.7)

Net deferred tax liabilities	$336.0	$262.9

The deferred tax asset related to the asbestos liability of US$406.2 million represents the anticipated tax benefit arising from the anticipated contributions under the Amended FFA. The realisation of this asset (and hence the Company’s determination of any related valuation allowance) depends upon the continued profitability of the Australian tax group over an extensive future period.

James Hardie Industries N.V. and Subsidiaries
The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realised. The Company has established a valuation allowance pertaining to all of its Australian net operating loss carryforwards and all of its Australian capital loss carryforwards. The valuation allowance increased by US$5.4 million during the fiscal year 2008 due to foreign currency movements.
At 31 March 2008, the Company had Australian tax loss carryforwards of approximately US$17.7 million that will never expire. At 31 March 2008, the Company had a 100% valuation allowance against the Australian tax loss carryforwards.
At 31 March 2008, the Company had US$133.2 million in Australian capital loss carryforwards which will never expire. At 31 March 2008, the Company had a 100% valuation allowance against the Australian capital loss carryforwards.
At 31 March 2008, the undistributed earnings of non-Dutch subsidiaries approximated US$744.7 million. The Company intends to indefinitely reinvest these earnings, and accordingly, has not provided for taxes that would be payable upon remittance of those earnings. The amount of the potential deferred tax liability related to undistributed earnings is impracticable to determine at this time.
Due to the size of the Company and the nature of its business, the Company is subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to various positions the Company asserts on its income tax returns. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognises a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records additional tax expense in the period in which it determines that the recorded tax liability is less than the ultimate assessment it expects.
In fiscal years 2008 and 2007, the Company recorded income tax benefit of nil and US$10.4 million, respectively, as a result of the finalisation of certain tax audits (whereby certain matters were settled), the expiration of the statute related to certain tax positions and adjustments to income tax balances based on the filing of amended income tax returns, which give rise to the benefit recorded by the Company.
The Company or one of its subsidiaries files income tax returns in the US federal jurisdiction, and various states and foreign jurisdictions including Australia and the Netherlands. The Company is no longer subject to US federal examinations by US Internal Revenue Service (“IRS”) for tax years prior to and including tax year 2004. The Company is no longer subject to examinations by the Netherlands tax authority, for tax years prior to tax year 2002. With certain limited exceptions, the Company is no longer subject to Australian federal examinations by the Australian Taxation Office (“ATO”) for tax years prior to tax year 2000. The Company is currently subject to audit and review in a number of jurisdictions in which it operates and has been advised that further audits will commence in the next 12 months. In particular, the IRS is currently conducting an audit to determine whether the Company is in compliance with the revised US — Netherlands Tax Treaty Limitations on Benefits (“LOB”) provision that entitles it to beneficial withholding tax rates on payments from the US to the Netherlands. The IRS audit determination should be forthcoming during fiscal year 2009. In addition, the ATO is auditing the Company’s Australian income tax returns for the years ended 31 March 2002 and 31 March 2004 through 31 March 2006. The ATO is working with the Company and the Company’s advisors to conclude its inquiries. It is anticipated that the audits and reviews currently being conducted will be completed within the next 24 months.
Of the audits currently being conducted, none have progressed sufficiently to predict their ultimate outcome. The Company accrues income tax liabilities for these audits based upon knowledge of all relevant facts and circumstances, taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues.
The Company currently derives significant tax benefits under the US-Netherlands tax treaty. The treaty was amended during fiscal year 2005 and became effective for the Company on 1 February 2006. The amended treaty provides, among other things, new requirements that the Company must meet for the Company to continue to qualify for treaty benefits and its effective income tax rate. During fiscal year 2006, the Company made changes to its organisational and operational structure to satisfy the requirements of the amended treaty and believes that it is in compliance and should continue qualifying for treaty benefits. However, if during a subsequent tax audit or related process, the Internal Revenue Service (“IRS”) determines that these changes do not meet the new requirements, the Company may not qualify for treaty benefits, its effective income tax rate could significantly

James Hardie Industries N.V. and Subsidiaries
increase beginning in the fiscal year that such determination is made and it could be liable for taxes owed from the effective date of the amended treaty provisions.
In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes”. FIN 48 clarifies the accounting for uncertainty in income taxes recognised in an enterprise’s financial statements in accordance with SFAS No. 109. Unlike SFAS No. 109, FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.
The Company adopted FIN 48 on 1 April 2007. The adoption of FIN 48 resulted in the reduction of the Company’s consolidated beginning retained earnings of US$78.0 million. As of the adoption date, the Company had US$39.0 million of gross unrecognised tax benefits that, if recognised, would affect the effective tax rate. As of the adoption date, the Company’s opening accrual for interest and penalties is US$39.7 million.
A reconciliation of the beginning and ending amount of unrecognised tax benefits is as follows

Unrecognised tax benefits at 1 April 2007	$39.0
Additions for tax positions of the current year	1.3
Additions for tax positions of prior year	16.0
Foreign translation adjustment	5.6

Unrecognised tax benefits at 31 March 2008	$61.9

The Company recognises penalties and interest accrued related to unrecognised tax benefits in income tax expense. During 2008, the total amount of interest and penalties recognised in tax expense was US$7.3 million.
As of 31 March, 2008 the total amount of unrecognised tax benefits and the total amount of interest and penalties accrued related to unrecognised tax benefits that, if recognised, would affect the effective tax rate is US$61.9 million and US$47.0 million, respectively.
A number of years may elapse before an uncertain tax position is audited and ultimately settled. It is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. It is reasonably possible that the amount of unrecognised tax benefits could significantly increase or decrease within the next twelve months. These changes could result from the settlement of ongoing litigation, the completion of ongoing examinations, the expiration of the statute of limitations, or other circumstances. At this time, an estimate of the range of the reasonably possible change cannot be made.
6. Supplementary information
6.1 Employees
As of 31 March 2007 2,984 employees were employed by the Company, allocated by business segment as follows:

	31 March
	2008	2007
USA Fibre Cement	1,809	1,868
Asia Pacific Fibre Cement	834	835
Research and Development	111	101
Other	80	90
Corporate	48	50

Total from continuing operations	2,882	2,944

James Hardie Industries N.V. and Subsidiaries
6.2 Financial instruments
Fair Values
The carrying values of cash and cash equivalents, short-term investments, accounts receivable, short-term borrowings and accounts payable and accrued liabilities are a reasonable estimate of their fair value due to the short-term nature of these instruments. The following table summarises the estimated fair value of the Company’s long-term debt (including current portion of long-term debt):

	31 March
(Millions of US dollars)	2008		2007
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Long-term debt:
Floating	$174.5	$174.5	$105.0	$105.0
Fixed	—	—

Total	$174.5	$174.5	$105.0	$105.0

Fair values of long-term debt were determined by reference to the 31 March 2008 and 2007 market values for comparably rated debt instruments.
Related Party Transactions
JHI NV Directors’ and Former Directors’ Securities Transactions
The Company’s Directors (and Former Directors’ for the relevant year) and their director-related entities held an aggregate of 275,426 ordinary shares and 210,530 ordinary shares at 31 March 2008 and 2007, respectively, and options to acquire 4,750,544 ordinary shares and 3,914,544 ordinary shares at 31 March 2008 and 2007, respectively.
Supervisory Board members (other than Mr J Loudon) on 14 March 2008 participated in an acquisition of shares at A$5.7352, under the terms of the Supervisory Board Share Plan 2006 which was approved by JHI NV shareholders on 17 August 2007. Mr J Loudon, Mr M Hammes and Mr R Chenu also made on market-purchases during fiscal year 2008. Directors’ acquisitions were as follows:

	On Market
	Purchases/(Sales)	SBSP

Non-Executive Directors
M Hammes	9,000	6,859
B Anderson	—	6,124
D Andrews	—	3,903
D DeFosset	—	10,377
J Loudon	6,300	—
D McGauchie AO	—	5,803
R van der Meer	—	4,410
C Walter AM	—	5,032

Executive Directors
L Gries	—	n/a
R Chenu	5,000	n/a

Former Directors
J Barr	—	7,667
B Butterfield	(90,000)	n/a

Mr B Butterfield separated from the company and resigned as a Managing Board member effective 30 September 2007. As a result of the separation, 90,000 of his 621,000 options to acquire ordinary shares were cancelled. In December 2007, Mr Butterfield exercised options to acquire 90,000 additional ordinary shares and sold the underlying shares.

James Hardie Industries N.V. and Subsidiaries
Other than Mr Butterfield, no Director or Former Director, or their director-related entities, disposed of any shares in the Company.
The JHI NV dividends paid to Directors and their related entities were on the same terms and conditions that applied to other holders.
Existing Loans to the Company’s Directors and Directors of James Hardie Subsidiaries At 31 March 2008 and 2007, loans totaling US$29,267 and US$30,774, respectively, were outstanding from certain executive directors or former directors of subsidiaries of JHI NV under the terms and conditions of the Executive Share Purchase Plan (the “Plan”). Loans under the Plan are interest free and repayable from dividend income earned by, or capital returns from, securities acquired under the Plan. The loans are collateralised by CUFS under the Plan. No new loans to Directors or executive officers of JHI NV, under the Plan or otherwise, and no modifications to existing loans have been made since December 1997.
During fiscal year 2008, repayments totaling US$5,419 were received in respect of the Plan from AT Kneeshaw and DAJ Salter. During fiscal year 2005, an executive director of a subsidiary resigned with loans outstanding of US$117,688. Under the terms of the Plan, this director had two years from the date of his resignation to repay such loan. The loan was repaid in full in the year ended 31 March 2007. During fiscal year 2007, an executive director of a subsidiary resigned with loans outstanding of US$14,123 and during fiscal year 2008, an executive director of a subsidiary resigned with loans outstanding of US$16,075 . Under the terms of the Plan, each loan must be repaid within two years from the date of their respective resignations.
Payments Made to Directors and Director Related Entities of JHI NV during the Year
Deputy Chairman DG McGauchie AO is a director of Telstra Corporation Limited from whom the Company purchases communications services. Supervisory Board Director R van der Meer is Supervisory Board director of ING Bank Nederland N.V. and ING Verzekeringen (Insurance) Nederland N.V. Entities in the ING Group provide various financial services to the Company . All transactions were in accordance with normal commercial terms and conditions.
It is not considered that these Directors had significant influence over these transactions.
Payments made to Director and Director Related Entities of Subsidiaries of JHI NV
The Company has subsidiaries located in various countries, many of which require that at least one director be a local resident. All payments described below arise because of these requirements.
Payments of US$4,507 and US$4,507 for the years ended 31 March 2008 and 2007, respectively, were made to Grech, Vella, Tortell & Hyzler Advocates. Dr JJ Vella was a director of one of the Company’s subsidiaries. The payments were in respect of legal services and were negotiated in accordance with usual commercial terms and conditions.
Payments totaling US$5,979 and US$5,364 for the years ended 31 March 2008 and 2007, respectively, were made to Bernaldo, Mirador and Directo Law Offices. R Bernaldo is a director of a subsidiary of the Company. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.

James Hardie Industries N.V.
Entity Balance Sheet
(before proposed appropriation of net result)

			31 March
Millions of US dollars	Notes		2008		2007

Assets

Fixed assets	4.0		4,146.2		4,033.3

Current assets
Cash and bank balances		0.5		1.2
Receivables		8.2		2.4
Due from group company		90.0		5.2
Deferred Tax Asset		1.0		—

Total current assets			99.7		8.8

			4,245.9		4,042.1

Liabilities

Shareholders’ equity	6.0
Called-up and paid-in share capital			219.7		251.8
Share premium account			615.4		618.7
Merger revaluation account			(623.5)		(623.5)
Retained earnings opening		1,160.1		1,112.2
Interim dividends paid		(126.2)		(42.1)
Treasury Stock Retired		(157.6)		—

Retained earnings closing			876.3		1,070.1
Income for the year			130.0		90.0
Cumulative translation reserve			93.0		60.2
Treasury Stock			(4.0)		—

			1,306.9		1,467.3

Long-term liabilities
Due to group company		397.7		51.0
Deferred income	5.0	2,500.0		2,500.0
Other Non Current Liabilites		3.5		—

			2,901.2		2,551.0

Current liabilities
Accounts Payable		2.5		5.8
Due to group company		6.2		7.4
Income tax payable		12.4		10.6
Provisions		5.0		—
Other Current Liabilites		11.7		—

Total current liabilities			37.8

					23.8

			4,245.9		4,042.1

James Hardie Industries N.V.
Profit and Loss account

	Years ended 31 March
Millions of US dollars	2008	2007

Income (loss) net of tax	95.8	113.0
Results from participation after tax	34.3	(23.0)

Result after taxation	130.0	90.0

James Hardie Industries N.V.
1. General
James Hardie Industries N.V. is incorporated in The Netherlands with its corporate seat in Amsterdam. Its executive offices are located at Atrium, 8th floor, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands.
Since the profit and loss account 2007 of JHINV is included in the consolidated annual accounts, a summarized profit and loss account is disclosed in accordance with Article 2:402 Netherlands Civil Code.
2. Basis of presentation
The functional currency of the Company is the US dollar. Furthermore, the reporting currency of the subsidiaries is also the US dollar. Accordingly, the financial statements of the Company are expressed in millions of US dollars.
3. Summary of significant accounting policies
General
The Company’s financial statements were prepared in accordance with the statutory provisions of Part 9, Book 2, of the Netherlands Civil Code and the firm pronouncements in the Dutch Accounting Standards as issued by the Dutch Accounting Standards Board. The accounting policies applied are the same as the policies disclosed in the consolidated financial statements.
4. Financial fixed assets
Movements in financial fixed assets

	Other	Intercomp	Investments in
Millions of US dollars	participations	any loans	subsidiaries	Total

1 April 2007
Opening balance	798.0	2,936.0	299.3	4,033.3

Additions	—	80.3	—	80.3
Repayments	—	(34.7)	—	(34.7)
Result participation	—	—	34.3	34.3
Exchange differences	—	—	32.8	32.8
Other movements	—	—	—	—

March 08 balance	798.0	2,981.6	366.4	4,146.2

The investment in subsidiaries is recorded using the equity accounting method to reflect the net asset value of the subsidiaries. Investments with a negative net equity are valued at nil.
In March 2006, the Company’s investment in James Hardie Building Products Inc. was sold to a wholly owned subsidiary, James Hardie International Holdings BV, for US$2.5 billion. Sales proceeds were comprised of a US$1.702 billion note receivable from James Hardie International Holdings BV and A shares valued at US$0.798 billion
The intercompany loans balance has been bifurcated as follows during the financial year 2008:
- US$1.702 billion (being the existing loan borrowed in March 2006) as an interest free loan; the loan does not have a repayment schedule.
- Remaining balance (US$ 1.280 billon which includes interest accrued through 31 March 2008) as an interest bearing loan. This second loan does have a repayment schedule for a term of 15 years.
The balance as at 31 March 2008 represents the 100% shareholding in James Hardie N.V., James Hardie Research (Holdings) Pty Ltd, RCI Holdings Pty Ltd, James Hardie International Holdings BV, James Hardie Insurance Ltd and James Hardie International Finance Sub II.

James Hardie Industries N.V.
5. Other liabilities.
On 31 March 2006 a restructuring of the group was completed. This included the downstream sale, based on fair value of US$2.5 billion, of James Hardie Building Products Inc. Prior to the restructure the investment in James Hardie Building Products Inc. was carried at zero. As there is no realisation of profits outside the group the resulting income is deferred and recorded under other liabilities.
6. Shareholders’ Equity and current year results
Movements in the difference between the company and consolidated equity and profit/loss in the financial year are as follows:

		Share	Merger
	Issued and	premium	revaluation	Retained	Current	Cumulative	Treasury
Millions of US dollars	paid in capital	account	account	earnings	year results	translation	Stock	Total
Balance 1 April 2007	251.8	618.7	(623.5)	1,070.1	—	60.2	—	1,377.3
Issue of ordinary shares	0.5	2.8	—	—	—	—	—	3.3
Treasury Stock Purchased	—	—	—	—	—	—	(208.0)	(208.0)
Treasury Stock Retired	(32.6)	(13.8)	—	(157.6)	—	—	204.0	—
Ordinary dividend	—	—	—	(126.2)	—	—	—	(126.2)
Result current year	—	—	—	90.0	130.0	—	—	220.0
Exchange differences	—	—	—	—	—	32.8	—	32.8
Other	—	7.7	—	—	—	—	—	7.7

Balance 31 March 2008	219.7	615.4	(623.5)	876.3	130.0	93.0	(4.0)	1,306.9

Difference in equity
Millions of US dollars
Equity according to consolidated annual accounts	(202.6)
Unrealised loss on investments	4.4
Difference in pension accounting	(0.6)
Difference in the CTA movement	17.5
Results from participations	1,488.20

Equity according to company annual accounts	1,306.9

The difference between equity according to the company balance sheet and equity according to the consolidated balance sheet is due to the fact that the consolidated participating interest James Hardie International Holdings B.V. and James Hardie International Finance Sub II have negative net asset values but are carried at nil in the company balance sheet.

Difference in profit (loss)
Millions of US dollars
Profit according to consolidated annual accounts	(71.6)
Results from participations	201.6

Profits according to company annual results	130.0

The issued share capital at 31 March 2008 amounts to Euro 255.0 million (2007: Euro 275.7 million). The US dollar equivalent is US$219.7 million and US$251.8 million, respectively.
The Company had 2,000,000,000 authorised ordinary shares and 432,214,668 and 467,295,391 issued ordinary shares at 31 March 2008 and 2007, respectively. The shares have a par value of Euro 0.59 per share.

James Hardie Industries N.V.
7. Provision on negative net equity of consolidated companies
Relating to the asbestos claim, management deem that the direct subsidiaries can fulfill their obligations on a stand alone basis and therefore no provisions for negative net asset values are required as at 31 March 2008 and 2007, respectively.
8. Taxation
As the head of the fiscal unity, JH INV is wholly liable for the fiscal unity’s consolidated income tax position. The income tax payable of the Company per year end amounts to US$4.9 million and US$10.6 million for the year ended 31 March 2008 and 2007, respectively.
In the profit and loss account of JH INV a tax expense is recognized based on the company’s profit for financial reporting purposes, against the fiscal unity’s effective tax rate. The effective tax rate differs from the statutory tax rate mainly as a result of the Dutch fiscal treatment of the Company’s activities.
9. Remuneration to Board of Directors members
Please refer to the Directors report on page 25.
10. Commitments and Contingencies
Under the terms of the Amended FFA, the Company is the ultimate guarantor for payments due to be made by the Performing Subsidiary to AICF. This guarantee is only enforceable by AICF or the NSW Government in the event of any breach of the obligations of the performing subsidiary, a wind up event or a reconstruction event. At 31 March 2008, there is no indication that any such breach will occur and therefore there is no liability recorded on the Company’s balance sheet at that date.

James Hardie Industries N.V.
31 March 2008 — Annual Report of the Directors
The Board of Supervising Directors,

MN Hammes	JRH Loudon

B Anderson	D DeFosset

DG McGauchie	DR Andrews

RMJ Van der Meer	CM Walter

D Harrison
(not signed due to his recent appointment as Supervisory Board member on May 19, 2008)

The Board of Managing Directors,

L Gries	RE Cox
(not signed due to his recent appointment as Managing Board member on May 7, 2008)

R Chenu

Amsterdam, 9 July 2008

James Hardie Industries N.V.
Other information
Profit appropriation according to the Articles of Association
Any profit appropriation must be in accordance with Article 42 of the Company’s Articles of Association as disclosed below.
42.1 Out of the profit made in any financial year shall first be retained by way of reserve, with due observance of applicable provisions of Law relating to statutory reserves (wettelijke reserves) such portion of the profit — the positive balance of the profit and loss account — as determined by the Joint Board.
42.2 The portion of the profit remaining after application of article 42.1, shall be at the disposal of the Joint Board.
42.3 Subject to the Law and these Articles, the Joint Board may resolve to declare a dividend and fix the date and amount of payment and determine as to whether or not profits are distributed to Shareholders either in cash or in Shares or other securities issued by the Company or by other companies, or a combination thereof, provided however that the General Meeting shall have the authority to make such distributions in the form of Shares in the Company, if a designation as referred to in article 4.2 is not in force.
42.4 Subject to the provisions of section 2:105 subsection 4 Dutch Civil Code, and these Articles the Joint Board may resolve to declare an interim dividend on Shares. Interim dividends may be distributed to the Shareholders, in proportion to the number of Shares held by each of them, either in cash or in Shares or other securities issued by the Company or by other companies, or a combination thereof, provided however that the General Meeting shall have the authority to make such distributions in the form of Shares in the Company, if a designation as referred to in article 4.2 is not in force.
42.5 Dividends shall be divisible among the Shareholders in proportion to the nominal amount paid (or credited as paid) (excluding the amounts unpaid on those Shares pursuant to article 5) on the Shares of each Shareholder without prejudice to the other provisions of this article 42. To the extent one or more payments on Shares are made during the period to which a dividend relates, the dividend on the amounts so paid on Shares shall be reduced pro rata to the date of these payments.
42.6 The Company can only declare dividends in so far as its shareholders equity (eigen vermogen) exceeds the amount of the paid up and called portion of the share capital, plus the statutory reserves (wettelijke reserves).
Proposed appropriation of the net result for the year
It is proposed to credit the net result for the period to retained earnings. This proposal has not been reflected in these financial statements.
Dividends of US 15.0 cents and 12.0 cents per share/CUFS were declared and paid to share/CUFS holders on 10 July 2007 and 18 December 2008, respectively.
Subsequent events
See Note 5.6 of the consolidated financial statements for discussion of subsequent events.

James Hardie Industries N.V.
To the Board of Directors and the General Meeting of Shareholders of James Hardie Industries N.V.
Auditor’s report
Report on the financial statements
We have audited the accompanying financial statements for the year ended 31 March 2008 of James Hardie Industries N.V., Amsterdam as set out on pages 72 to 114 which comprise the consolidated and company balance sheet as at 31 March 2008, the consolidated and company profit and loss accounts for the year then ended and the notes.
The directors’ responsibility
The directors of the company are responsible for the preparation and fair presentation of the financial statements and for the preparation of the directors’ report, both in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
Auditor’s responsibility
Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

James Hardie Industries N.V.
Opinion
In our opinion, the financial statements give a true and fair view of the financial position of James Hardie Industries N.V. as at 31 March 2008, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.
Report on other legal and regulatory requirements
Pursuant to the legal requirement under 2:393 sub 5 part e of the Netherlands Civil Code, we report, to the extent of our competence, that the directors’ report is consistent with the financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.
Amsterdam, 9 July 2008
PricewaterhouseCoopers Accountants N.V.
Originally signed by A.G. Los RA